

2023 ANNUAL REPORT

We are committed to **strengthening** the **communities** we serve.

SPFI

South Plains Financial, Inc.

How we serve is guided by our values: *Faith, Family, and Fun.*







OUR CULTURE

We come to work each day with a purpose guiding all our interactions. And we truly value our three Fs – Faith, Family, and Fun.



Purpose

To use the power of relationships to help people succeed and live better.



Mission

We will build lasting relationships by delivering financial solutions with unrivaled customer service... one customer at a time.



Vision

Our greatest achievement is when we help our stakeholders succeed—resulting in growth, profitability, and longevity for all.

"If we go by Faith, Family, and Fun, everything else falls into place."

-Anonymous employee from a written survey

And it is how we deliver our **products and services** that differentiates us.







OUR DIFFERENCE

Our people. That's what distinguishes us. We hire relationship-oriented people because we want to help a business owner succeed or get a family into their forever home. We build relationships to become the partners our customers need to achieve their goals.



LUBBOCK

DALLAS

EL PASO

HOUSTON

South Plains Financial, Inc. (NASDAQ: SPFI) is the parent company of City Bank, a Texas-based community bank recognized for its corporate culture, innovation, and distinctive banking solutions. City Bank has locations across Texas and New Mexico. South Plains Financial, Inc. is headquartered in Lubbock, Texas.

TO OUR SHAREHOLDERS

While the banking industry experienced significant challenges over the last year, we delivered results above expectations, demonstrating the strength of our franchise in the markets we serve.



Curtis C. Griffith   Chairman and Chief Executive Officer, South Plains Financial, Inc.

In 2023, we achieved healthy deposit growth, near double-digit loan growth, and earnings growth in excess of 7%, all of which clearly highlight the strength of our brand and deep customer relationships that we have built over many years. We are also very pleased to be recognized by S&P Global Market Intelligence as one of their 2023 Top Community Banks. Importantly, we believe we are entering 2024 with a strong financial foundation and ample liquidity to take advantage of the opportunities that we see ahead to further grow South Plains and create value for our shareholders.

Looking Back at 2023
This past year saw the collapses of Silicon Valley Bank and Signature Bank in March, the continued rise in interest rates, which broadly pressured funding costs for our industry, and widespread concern over the health of commercial real estate loans given high vacancy rates in the office sector. In fact, some in the media even questioned the long-term viability of community and regional banks given the stressed environment that persisted through the year.

Against this backdrop, we grew our core deposits by 1%, to $3.26 billion in 2023, demonstrating not only the strength of our community-based deposit franchise, but also the competitive position that we hold in our local markets. We believe our deposit franchise is a clear advantage for South Plains as we ended the year with 81% of our deposits in our rural markets and 19% in our

major metropolitan markets of Dallas, Houston, and El Paso. Importantly, our average deposit account balance is approximately $36,000, with only an estimated 16% of our total deposits that are uninsured or uncollateralized at year end 2023. Additionally, we hold a number one or two deposit market share position in many of our rural markets, which is a testament to our employees and their dedication to our customers.

Looking at the other side of our balance sheet, we delivered 9.7% loan growth for the full year driven by the expansion of our lending platform combined with a resilient economy, as Texas continues to benefit from in-migration and a favorable business climate. Our loan growth was well ahead of our expectations and largely a result of our concerted efforts over the last three years to recruit talented lenders who fit our culture combined with our existing team's continued focus on organic growth.

In our major metropolitan markets of Dallas, Houston, and El Paso, we delivered 18.2% loan growth as our new lenders have attracted long-term customer relationships to the Bank. Our major metropolitan markets are an important source of loan growth for South Plains and now represent 34.5% of our Bank's total loans. We also experienced a significant increase in loan balances in 2023, from our legacy markets of Lubbock and the other rural markets that we serve. Looking forward, we will continue to strategically add lending talent in the year ahead to further expand our presence across our markets.

In addition to our strong financial results, we also took several strategic actions through the year, including the sale of our Windmark crop insurance subsidiary to Alliant Insurance Services, Inc. in April for a pre-tax gain of $33.8 million. Windmark was a terrific business for South Plains since its inception in 1997. However, we knew that we were at the point where we either had to commit significant additional capital and resources to sustain and grow the business or look to divest it. As a result, we made the decision to sell Windmark and believe Alliant was a good fit, given their ability to invest in the business, combined with their commitment to retain our people and customers.

Overall, I am very proud of our performance over the past year. Our community-based deposit franchise remained resilient, while our lenders continued to drive high-quality loan growth that contributed to our robust earnings growth. Importantly, the credit quality of our loan portfolio remained strong as our classified loans are at the lowest level since the start of the pandemic.

While our financial results exceeded our expectations, we believe our shares continued to trade below intrinsic value through the year. As a result, we repurchased approximately 686,000 shares for $17.8 million in 2023, and fully exhausted our share repurchase program in the fourth quarter. Given the momentum in our business as we enter 2024, combined with the many opportunities that we have in front of us to further grow the Bank, I firmly believe that the most compelling acquisition that we can make in today's market is our own shares, and I am very pleased that our Board of Directors authorized a $10.0 million share repurchase program in February 2024.

In addition to our share repurchase program, we also remain committed to returning a steady stream of income to our shareholders through our quarterly cash dividend. In 2023, our Board of Directors authorized $0.52 per share of common dividends, which was a 13% increase over the $0.46 per share of common dividends that we paid in 2022. Our Board of Directors will continue to evaluate our dividend on a quarterly basis as we move through the year.

Looking to the Year Ahead
As we enter 2024, the Bank is operating at a high level, while loan demand across our markets has slowed from the higher levels seen in 2023. As a result, we expect to deliver low single-digit loan growth in 2024, with the prospect of an acceleration in the second half of the year, especially if the Federal Reserve begins reducing their benchmark interest rate through the summer and fall. Importantly, we expect to deliver interest income growth as many of our lower-rate loans experience rate resets, primarily in the second half of 2024, and as we redeploy principal paydowns on existing loans into new loans at higher rates.

We will also seek to achieve deposit growth while stabilizing our noninterest-bearing deposit balances, and have several initiatives that are currently being implemented. One of those is having a major focus within our lenders' incentive compensation plans on increasing customer deposits with true core deposits and noninterest-bearing balances, now carrying more weight in these plans. We are also stricter on requiring covenants in new loan originations centered on deposit requirements and liquidity maintenance agreements.

We also continue to make real progress in the area of Treasury Management, having improved our team, our product, and our capabilities over the last year, highlighted by the recruitment of a Senior Treasury Management Executive from a top seven U.S. bank to head this business. The level of people and product that we have today is unmatched in our history. We are also making a concerted effort to ensure that we are aligning our Treasury Management products with our customers' financial needs, allowing us to continue to drive both deposit growth and fee income. This is an important initiative to ensure we have adequate liquidity to fund loan growth, given our expectation that we will see loan demand improve through the second half of 2024 and beyond.

To conclude, I would like to emphasize that our employees are the cornerstone of our success and the embodiment of our values. They are our greatest asset. With diverse backgrounds, skills, and experiences, they form a dynamic and collaborative workforce dedicated to achieving our vision and mission. We provide ongoing training, internally developed growth and leadership programs, a robust mentorship program, and opportunities for career advancement by promotion and transfers within the Company. In addition, our employees are encouraged to attend conferences and outside training events related to their job duties.

We believe our ability to attract and retain exceptional employees is key to our success. As of the end of 2023, 28% of our staff had been with us for ten years or more. As stewards of the South Plains culture, they uphold our core principles of faith, family, and fun and keep us at the forefront of our industry. I would also like to thank you, our shareholders, for your continued support. I truly believe that the future is very bright for South Plains and all of our stakeholders.

Thank you,



Curtis C. Griffith
Chairman and Chief Executive Officer
South Plains Financial, Inc.







GIVING BACK

Our founders understood the importance of investing in our communities financially and with our time.

It's a belief our employees embrace. In 2023, City Bank employees volunteered 4,979 hours for 119 nonprofit organizations.

This commitment strengthens our employees' sense of community and allows us to address local needs in a specific manner. Our employees also benefit by engaging in activities that expose them to new experiences, challenges, and individuals, thereby enhancing the overall human capital within the community.

We are keenly aware that many local nonprofits rely heavily on volunteers to operate and deliver essential services. We willingly contribute our time and personnel resources to support these organizations, ultimately improving the quality of life for all community members.

___

"I've never seen a prosperous, growing bank in a failing community. We encourage our employees to give their time to make our communities better places. Caring for the homeless, feeding the seniors in our community, improving the financial literacy of the next generation—as the hometown bank, if we don't do it, who will!?"

-Curtis C. Griffith
 Chairman and Chief Executive Officer, South Plains Financial, Inc.



2023 FORM 10-K

We are committed to **strengthening** the **communities** we serve.

SPFI

South Plains Financial, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-38895

South Plains Financial, Inc.

(Exact name of registrant as specified in its charter)

Texas	75-2453320
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5219 City Bank Parkway	
Lubbock, Texas	**79407**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (806) 792-7101

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	SPFI	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recover period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market, LLC on June 30, 2023, was $276.3 million.

The number of shares of registrant's common stock outstanding as of March 13, 2024 was 16,432,851.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Shareholders, scheduled to be held on May 13, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the year ended December 31, 2023 ("Report") contains statements that we believe are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "strive," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- potential recession in the United States and our market areas;

- the impacts related to or resulting from recent bank failures and any continuation of the recent uncertainty in the banking industry, including the associated impact to the Company and other financial institutions of any regulatory changes or other mitigation efforts taken by government agencies in response thereto;

- increased competition for deposits and related changes in deposit customer behavior;

- the persistence of the current inflationary environment in the United States and our market areas, and its impact on market interest rates, the economy and credit quality;

- our ability to effectively execute our expansion strategy and manage our growth, including identifying and consummating suitable acquisitions;

- business and economic conditions, particularly those affecting our market areas, as well as the concentration of our business in such market areas;

- the impact of pandemics, epidemics, or any other health-related crisis;

- high concentrations of loans secured by real estate located in our market areas;

- increases in unemployment rates in the United States and our market areas;

- risks associated with our commercial loan portfolio, including the risk for deterioration in value of the general business assets that secure such loans;

- potential changes in the prices, values and sales volumes of commercial and residential real estate securing our real estate loans;

- risks associated with our agricultural loan portfolio, including the heightened sensitivity to weather conditions, commodity prices, and other factors generally outside the borrowers and our control;

- risks associated with the sale of crop insurance products, including termination of or substantial changes to the federal crop insurance program;

- risks related to the significant amount of credit that we have extended to a limited number of borrowers and in a limited geographic area;

- public funds deposits comprising a relatively high percentage of our deposits;

- potential impairment on the goodwill we have recorded or may record in connection with business acquisitions;

- our ability to maintain our reputation;

- our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses;

- our ability to attract, hire and retain qualified management personnel;

- our dependence on our management team, including our ability to retain executive officers and key employees and their customer and community relationships;

- interest rate fluctuations, which could have an adverse effect on our profitability;

- competition from banks, credit unions and other financial services providers;

- our ability to keep pace with technological change or difficulties we may experience when implementing new technologies;

- cybersecurity risk, including cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of a cyber attack, could impact the Company's reputation, increase regulatory oversight, and impact the financial results of the Company;

- our ability to maintain effective internal control over financial reporting;

- employee error, fraudulent activity by employees or customers and inaccurate or incomplete information about our customers and counterparties;

- increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

- our ability to maintain adequate liquidity and to raise necessary capital to fund our acquisition strategy and operations or to meet increased minimum regulatory capital levels;

- costs and effects of litigation, investigations or similar matters to which we may be subject, including any effect on our reputation;

- natural disasters, severe weather, acts of god, acts of war or terrorism, geopolitical instability, public health outbreaks (such as coronavirus), other international or domestic calamities, and other matters beyond our control;

- uncertainty regarding United States fiscal debt and budget matters;

- changes in tariffs and trade barriers;

- compliance with governmental and regulatory requirements, including the Dodd-Frank Act Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 ("EGRRCPA"), and others relating to banking, consumer protection, securities and tax matters;

- changes in the laws, rules, regulations, interpretations or policies that apply to the Company's business and operations, and any additional regulations, or repeals that may be forthcoming as a result thereof, which could cause the Company to incur additional costs and adversely affect the Company's business environment, operations and financial results; and

- our ability to navigate the uncertain impacts of current and future governmental monetary and fiscal policies, including the current and future policies of the Board of Governors of the Federal Reserve System ("Federal Reserve") and as a result of initiatives of the Biden administration.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Report and the ''Risk Factors'' set forth under Part I, Item IA of this Report. Because of these risks and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by the forward-looking statements in this Report. In addition, our past results of operations are not necessarily indicative of our future results. Accordingly, you should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which such forward-looking statements were made. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 1.   Business

General

South Plains Financial, Inc. (the "Company" or "SPFI") is a bank holding company headquartered in Lubbock, Texas, and City Bank, SPFI's wholly-owned banking subsidiary, is one of the largest independent banks in West Texas ("City Bank" or the "Bank"). The Company is hereafter collectively referred to as "we," "us" or "our."

We have additional banking operations in the Dallas, El Paso, Greater Houston, the Permian Basin, and College Station, Texas markets, and the Ruidoso, New Mexico market. Through City Bank, we provide a wide range of commercial and consumer financial services to small and medium-sized businesses and individuals in our market areas. Our principal business activities include commercial and retail banking, along with investment, trust and mortgage services.

On April 1, 2023, SPFI entered into a Securities Purchase Agreement ("Agreement") with Alliant Insurance Services, Inc. ("Alliant"), providing for the sale of Windmark Insurance Agency, Inc. ("Windmark") through a sale of all of the outstanding shares of capital stock of Windmark to Alliant. The transaction was consummated on April 1, 2023. Pursuant to the terms and subject to the conditions of the Agreement, SPFI received an aggregate purchase price of $36.1 million in exchange for Windmark's common shares, representing a pre-tax gain of $33.8 million. This transaction did not meet the criteria for discontinued operations reporting.

We had total assets of $4.20 billion, gross loans held for investment of $3.01 billion, total deposits of $3.63 billion, and total shareholders' equity of $407.1 million as of December 31, 2023.

Our history dates back over 80 years. We trace our beginnings to the founding of First State Bank of Morton, a community bank headquartered in West Texas that held approximately $1 million of total assets in 1941. In 1962, the bank was sold to new management, including J.K. Griffith, the father of our current Chairman and Chief Executive Officer, Curtis C. Griffith. Since Mr. Griffith was elected Chairman of First State Bank of Morton in 1984, the Bank has transformed from a small-town institution with approximately $30 million in total assets and a single branch location into one of the largest community banks in West Texas. The parent company to First State Bank of Morton acquired South Plains National Bank of Levelland, Texas in 1991 and changed its name to South Plains Bank. The Company became the holding company to First State Bank of Morton and South Plains Bank in 1993, the same year we acquired City Bank. City Bank was originally established in Lubbock in 1984. We merged First State Bank of Morton and South Plains Bank into City Bank in 1998 and 1999, respectively. We had more than $175 million in assets upon the closing of these acquisitions. We acquired West Texas State Bank, Odessa, Texas, with approximately $430 million in assets, in 2019 through the merger of West Texas State Bank with and into the Bank.

We currently operate 25 full-service banking locations across seven geographic markets resulting from six acquisitions, de novo branch establishments, and the formation of a de novo bank in Ruidoso, New Mexico, which we later merged into the Bank. We also operate 8 loan production offices both in our banking markets and in certain key areas in Texas that focus on mortgage loan origination. We build long-lasting relationships with our customers by delivering high quality products and services and have sought to capitalize on the opportunities presented by continued consolidation in the banking industry. We believe a major contributor to our historical success has been our focus on becoming the community bank of choice in the markets that we serve.

Market Area

We operate in the following markets (deposit information is as of December 31, 2023):

Lubbock/South Plains - We operate 10 branches holding $2.3 billion of deposits in the Lubbock metropolitan statistical area ("MSA") and the surrounding South Plains region of Texas.

Dallas - We operate three branches with $424.9 million of deposits and five loan production offices, which we refer to as mortgage offices, in the Dallas-Fort Worth-Arlington MSA, which we refer to as the Dallas-Fort Worth metroplex.

El Paso - We operate two bank branches with $211.9 million of deposits and one mortgage office in the El Paso MSA.

Houston - We operate one branch with $53.1 million of deposits in the Houston-The Woodlands-Sugarland MSA, which we refer to as Greater Houston. This branch is located in the city of Houston.

Bryan/College Station **-** We operate one branch and one mortgage office in the city of College Station, Texas, which has $57.0 million in deposits. We refer to the Bryan-College Station MSA as Bryan/College Station.

The Permian Basin **-** We operate six branches with $367.5 million of deposits in the Permian Basin region of Texas.

Ruidoso, New Mexico **-** We operate two branches with $176.3 million of deposits in the village of Ruidoso, New Mexico.

We believe our exposure to these dynamic and complementary markets provides us with economic diversification and the opportunity for expansion across Texas and New Mexico.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, third-party payment processors, financial technology companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality customer service culture, our positive reputation and our long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Human Capital Resources

As of December 31, 2023, we had approximately 618 total employees, which included 547 full-time employees and 71 part-time employees. None of our employees are covered under a collective bargaining agreement and management considers its employee relations to be satisfactory.

Our employees are the cornerstone of our success and the embodiment of our values and continue to be our greatest asset. With diverse backgrounds, skill and experiences, they form a dynamic and collaborative workforce dedicated to achieving our company's mission and vision. Our employees are carefully cultivated through a variety of resources. These resources include mid-year and annual performance conversations, ongoing training, internally developed growth and leadership programs, a robust mentorship program, and opportunities for career advancement by promotion and transferring from within the organization whenever possible. In addition, employees are encouraged to attend conferences and outside training events in connection with their job duties.

We believe our ability to attract and retain employees is a key to our success. We strive to offer a well-rounded salary package through competitive salaries with the opportunity for an employee annual bonus program, a robust benefit package (including a company matched 401(k) Plan contribution, healthcare and insurance benefits, health savings and flexible spending accounts, long-term care and long-term disability benefits, life insurance benefits, a robust wellness program, and paid-time off), and a commitment to supporting career goals, employee development and recognition, and employee community involvement. At December 31, 2023, 28% of our current staff had been with us for ten years or more.

Our employees embody our commitment to excellence, innovation, and customer satisfaction, driving sustainable growth and delivering exceptional results in every aspect of our operations. As stewards of our company culture, they uphold our core principles of faith, family and fun, ensuring that we remain at the forefront of our industry and continue to exceed the expectations of our stakeholders.

Lending Activities

General. We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of serving the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting and a conservative credit culture. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization to our customers, employees, shareholders and communities.

We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. The few loans secured by properties outside of our primary market areas were made to borrowers who are otherwise well-known to us.

Credit Concentrations. In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to industry and loan product type to enhance portfolio diversification. Commercial real estate concentrations are monitored by the Board of Directors ("Board") of the Bank, at least quarterly and the limits are reviewed bi-monthly as part of our credit analytics Board Credit Risk Committee program. The Board Credit Risk Committee is comprised of outside directors and two Bank officers, including the Chairman of the Board and the Bank's Chief Executive Officer.

Loan Approval Process. We seek to achieve an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our customers. Our Board requires new loans over $5 million to relationships in excess of $20 million to be reported to the Board Credit Risk Committee. As of December 31, 2023, the Bank had a legal lending limit of approximately $112.7 million. As of that date, our 20 largest borrowing relationships ranged from approximately $25.0 million to $54.4 million (including unfunded commitments) and totaled approximately $676.0 million in total commitments (representing, in the aggregate, 18.7% of our total outstanding commitments).

Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. Loans in excess of an individual officer's lending limit up to $3 million may be approved with joint authorities of a market president and a senior credit officer. Loan relationships over $3 million are approved by our Executive Loan Committee. These limits are reviewed periodically by the Bank's Board. We believe that our credit approval process provides for thorough underwriting and efficient decision-making.

Credit Risk Management. Credit risk management involves a partnership between our loan officers and our credit approval, credit administration and collections personnel. Loan delinquencies and exceptions are constantly monitored by credit personnel and consultations with loan officers occur as often as daily. Our performance evaluation program for our loan officers includes significant credit quality metric goals, such as the percentages of past due loans and charge-offs to total loans in the officer's portfolio, that we believe motivate the loan officers to focus on the origination and maintenance of high quality credits consistent with our strategic focus on asset quality.

Our policies require rapid notification of delinquency and prompt initiation of collection actions. Loan officers, credit administration personnel, and senior management proactively support collection activities.

In accordance with our credit risk management procedures, we perform annual asset reviews of our larger relationships. As part of these asset review procedures, we analyze recent financial statements of the property, borrower and any guarantor, the borrower's revenues and expenses, and any deterioration in the relationship or in the borrower's and any guarantor's financial condition. Upon completion, we update the grade assigned to each loan. Our credit policy requires that loan officers promptly update risk ratings for all loans as warranted by changing circumstances of the borrower or the credit and to notify credit administration personnel of any risks developing in a portfolio or in an individual borrowing relationship. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk.

Loans that are adversely classified undergo a detailed quarterly review by loan review personnel. This review includes an evaluation of the market conditions, the property's trends, the borrower and guarantor status, the level of reserves required and loan accrual status. These reports are reviewed by a group of lending and credit personnel to evaluate collection effectiveness for each loan reported. Additionally, we periodically have an independent, third-party review performed on our loan grades and our credit administration functions. Our external loan review firm schedules two to three visits per year and, in combination with our internal loan review function, attempts to achieve a combined review of at least 60% of the total dollar amount of the loan portfolio. Finally, we perform, at least annually, a stress test of our loan portfolio, in which we evaluate the impact of declining economic conditions on the portfolio based on previous recessionary periods. Credit personnel review these reports and present them to the Board Credit Risk Committee. These asset review procedures provide management with additional information for assessing our asset quality and lending strategies.

Investments

We manage our securities portfolio primarily for liquidity purposes, including depositor and borrower funding requirements and availability as collateral for public fund deposits, with a secondary focus on interest income. Our securities portfolio is classified as either available-for-sale or held-to-maturity and can be used for pledging on public deposits, selling under repurchase agreements and meeting unforeseen liquidity needs. The investments in our securities portfolio are a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities and municipal securities.

Our investment policy is reviewed annually by the Bank's Board. Overall investment goals are established by the Bank's Board and the Bank's Investment/Asset Liability Committee. The Bank's Board has delegated the responsibility of monitoring our investment activities to the Investment/Asset Liability Committee.

Sources of Funds

Deposits

Deposits represent the Company's primary and most vital source of funds. We offer a variety of deposit products including demand deposits accounts, interest-bearing products, savings accounts and certificate of deposits. We put continued effort into gathering noninterest-bearing demand deposit accounts through loan production, customer referrals, marketing staffs, mobile and online banking and various involvements with community networks.

Borrowings

In addition to deposits, we may utilize advances from the Federal Home Loan Bank of Dallas (the "FHLB"), and other borrowings, such as a line of credit with the Federal Reserve Bank of Dallas (the "FRB"), uncollateralized lines of credit with multiple banks, subordinated debt, and junior subordinated deferrable interest debentures as supplementary funding sources to finance our operations.

Other Banking Services

Mortgage Banking

Our mortgage originations totaled $322.1 million for the year ended December 31, 2023 and we sold the servicing on approximately 58% of those mortgages. We originate mortgages primarily from our branches or loan production offices in Lubbock, El Paso, College Station, Abilene, Arlington, Austin, Dallas, Dripping Springs, Forney, Fort Worth, Grand Prairie, Houston, Midland, Southlake, and Waco, Texas. We refer to our loan production offices as mortgage offices. While our mortgage operation represents a sizable component of our total noninterest income, comprising 17%, or $13.8 million, for the year ended December 31, 2023, we view the mortgage business as an ancillary part of our operations. Within our mortgage origination portfolio, refinances of existing mortgages represented 19% of total mortgage originations in the year ended December 31, 2023. We retain mortgage servicing rights from time to time when we sell mortgages to third parties. As of December 31, 2023, we serviced $2.0 billion of mortgages that we originated and sold to third parties.

We leverage a variety of digital reporting tools to increase the efficiency of the underwriting process, enhance loan production and boost overall margins while keeping expenses to a minimum. New market expansion will depend primarily on opportunities to hire and retain high quality loan origination staff. Additionally, existing markets are monitored for profitability and efficiencies to determine if we would need to exit any locations.

Trust Services

City Bank Trust, a division of City Bank, provides a range of traditional trust products and services along with several retirement services and products, including estate administration, family trust administration, revocable and irrevocable trusts (including life insurance trusts), real estate administration, charitable trusts for individuals and corporations, 401(k) plans, self-directed individual retirement accounts ("IRAs"), simplified employee pensions plans, employee stock ownership plans, defined benefit plans, profit-sharing plans, Keoghs and managed IRAs. Our trust department had $437 million of assets under management at December 31, 2023, and contributed $2.4 million of fee income for the year ended December 31, 2023.

Investment Services

The Investment Center at City Bank provides a variety of investments offered through Raymond James Financial Services, Inc. (Member FINRA/SIPC) including self-directed IRAs, money market funds, 401(k) plans, mutual funds, annuities and tax-deferred annuities, stocks and bonds, investments for non-U.S. residents, treasury bills, treasury notes and bonds and tax-exempt municipal bonds. Gross revenue derived from our investment services for the year ended December 31, 2023 was $1.7 million with $598.6 million in assets under management at December 31, 2023.

SUPERVISION AND REGULATION

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Texas Department of Banking (''TDB''), the Federal Reserve, the Federal Deposit Insurance Corporation (''FDIC''), and the Consumer Finance Protection Bureau (''CFPB''). Furthermore, tax laws administered by the Internal Revenue Service (''IRS''), and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board (''FASB''), securities laws administered by the Securities and Exchange Commission (''SEC''), and state securities authorities and anti-money laundering, or AML, laws enforced by the U.S. Department of the Treasury (''Treasury'') also impact our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our financial condition and results of operations. Further, the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the Deposit Insurance Fund (''DIF''), rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management's ability and performance, earnings, liquidity and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Regulatory Capital Requirements

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. These risk-based capital adequacy requirements are intended to provide a measure of capital adequacy that reflects the perceived degree of risk associated with a banking organization's operations, both for transactions reported on the banking organization's balance sheet as assets and for transactions that are recorded as off-balance sheet items, such as letters of credit and recourse arrangements. The risk-based guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $3 billion or more, such as the Company, or with a material amount of equity securities outstanding that are registered with the SEC. The federal banking agencies may change existing capital guidelines or adopt new capital guidelines in the future and often expect high growth or acquisitive bank holding companies to maintain capital positions substantially above the minimum supervisory levels. In addition, the federal banking agencies have required many banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise required to be deemed ''well-capitalized'' and have subjected such institutions to restrictions on various activities, including a bank's ability to accept or renew brokered deposits.

In 2013, the federal bank regulatory agencies issued final rules, or the Basel III Capital Rules, establishing a new comprehensive capital framework for banking organizations. The Basel III Capital Rules implement the Basel Committee's December 2010 framework for strengthening international capital standards and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules became effective on January 1, 2015.

The Basel III Capital Rules require the Bank and the Company, to comply with four minimum capital standards: a Tier 1 leverage ratio of at least 4.0%; a common equity Tier 1, or CET1, to risk-weighted assets ratio of 4.5%; a Tier 1 capital to risk-weighted assets ratio of at least 6.0%; and a total capital to risk-weighted assets ratio of at least 8.0%. CET1 capital is generally comprised of common shareholders' equity and retained earnings. Tier 1 capital is generally comprised of CET1 and additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (CET1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is generally comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, or AOCI, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into CET1 capital (including unrealized gains and losses on available-for-sale-securities). The calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

The Basel III Capital Rules also establish a "capital conservation buffer" of 2.5% above the regulatory minimum risk-based capital requirements. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffered ratio.

The Basel III minimum capital ratios are summarized in the table below.

	Basel III Minimum for Capital Adequacy Purposes	Basel III Additional Capital Conservation Buffer	Basel III Ratio with Capital Conservation Buffer
Total risk based capital (total capital to risk-weighted assets).............	8.00%	2.50%	10.50%
Tier 1 risk based capital (Tier 1 to risk-weighted assets)	6.00%	2.50%	8.50%
Common equity Tier 1 risk based capital (CET1 to risk-weighted assets)...	4.50%	2.50%	7.00%
Tier 1 leverage ratio (Tier 1 to average assets)	4.00%	—	4.00%

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a banking organization's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. As a result, higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien 1-4 family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors. The Basel III Capital Rules increased the risk weights for a variety of asset classes, including certain commercial real estate mortgages. Additional aspects of the Basel III Capital Rules' risk-weighting requirements that are relevant to the Company and the Bank include:

- assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;

- providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (increased from 0% under the previous risk-based capital rules);

- assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (increased from 100% under the previous risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the previous risk-based capital rules;

- applying a 150% risk weight instead of a 100% risk weight for certain high-volatility commercial real estate, or HVCRE, loans, or acquisition, development, and construction, or ADC, loans; and

- applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (increased from 100% under the previous risk-based capital rules).

As of December 31, 2023, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules on a fully phased-in basis.

Community Bank Leverage Ratio

On September 17, 2019, the federal banking agencies jointly finalized a rule effective as of January 1, 2020 and intended to simplify the regulatory capital requirements described above for qualifying community banking organizations, or QCBO, that opt into the Community Bank Leverage Ratio, or CBLR, framework, as required by Section 201 of the EGRRCPA. The final rule became effective on January 1, 2020, and the CBLR framework became available for banks to use beginning with their March 31, 2020 Call Reports. Under the final rule, if a QCBO opts into the CBLR framework and meets all requirements under the framework, it will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations described below and will not be required to report or calculate risk-based capital. In order to qualify for the CBLR framework, a QCBO must have a tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities.

Although the Company and the Bank are QCBOs, the Company and the Bank have currently not elected to opt in to the CBLR framework at this time and will continue to follow the capital requirements under the Basel III Capital Rules as described above.

Prompt Corrective Action

The Federal Deposit Insurance Act ("FDIA") requires federal banking agencies to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier depends on its capital levels and certain other factors established by regulation. The applicable FDIC regulations have been amended to incorporate the increased capital requirements required by the Basel III Capital Rules that became effective on January 1, 2015. Under the amended regulations, an institution is deemed to be "well-capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater and a leverage ratio of 5.0% or greater. Accordingly, a financial institution may be considered "well-capitalized" under the prompt corrective action framework, but not satisfy the full Basel III capital ratios. Generally, a financial institution must be "well capitalized" before the Federal Reserve will approve an application by a bank holding company to acquire a bank or merge with a bank holding company. The FDIC applies the same requirement in approving bank merger applications.

At each successively lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. "Critically undercapitalized" are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.

The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The capital classification of a bank affects the frequency of regulatory examinations, the bank's ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank's capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank's overall financial condition or prospects.

As of December 31, 2023, the Bank met the requirements for being deemed "well-capitalized" for purposes of the prompt corrective action regulations.

Enforcement Powers of Federal and State Banking Agencies

The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under "Prompt Corrective Actions," the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDB also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

The Company

General. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company's acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the Federal Reserve considers, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act ("CRA") and the effectiveness of all organizations involved in the merger or acquisition in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the U.S. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to complete interstate mergers or acquisitions. For a discussion of the capital requirements, see "Regulatory Capital Requirements" above.

The BHCA also prohibits any company from acquiring "control" of a bank or bank holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise based on the facts and circumstances even with ownership below 5.00% up to 24.99% ownership. The Federal Reserve's regulations related to determinations of whether a company has "control" over another company, including a bank holding company or a bank, for purposes of the BHCA, include a tiered system of non-control presumptions based upon the percentage of any class of voting securities held by an acquirer and the presence of other indicia of control. The four categories of tiered presumptions of non-control, based upon the percentage of ownership of any class of voting securities held by an acquirer, are (i) less than 5%, (ii) 5% to 9.99%, (iii) 10% to 14.99%, and (iv) 15% to 24.99%. These regulations provide greater transparency with respect to the total level of equity, representative directors, management interlocks, limiting contractual provisions and business relationships that would be permissible to the Federal Reserve in order to avoid a determination of control. These regulations apply to control determinations under the BHCA, but do not apply to the Change in Bank Control Act, as amended (the "CIBC Act").

The CIBC Act and the related regulations of the Federal Reserve generally provide that a person, which includes a natural person or entity, directly or indirectly, has "control" of a bank or bank holding company if it (i) owns, controls, or has the power to vote 25% or more of the voting securities of the bank or bank holding company, (ii) controls the election of directors, trustees, or general partners of the company, (iii) has a controlling influence over the management or policies of the company, or (iv) conditions in any manner the transfer of 25% or more of the voting securities of the company upon the transfer of 25% or more of the outstanding shares of any class of voting securities of another company. Accordingly, the CIBC Act requires that prior to the acquisition of any class of voting securities of a bank or bank holding company that prior notice to the Federal Reserve be provided, if, immediately after the transaction, the acquiring person (or persons acting in concert) will own, control, or hold the power to vote 25% or more of any class of voting securities of the bank or bank holding company. A rebuttable presumption of control arises under the CIBC Act where a person (or persons acting in concert) controls 10% or more (but less than 25%) of a class of the voting securities of a bank or bank holding (i) which has registered securities under the Exchange Act, such as the Company, or (ii) no other person owns, controls, or holds the power to vote a greater percentage of any class of voting securities immediately after the transaction.

Permissible Activities. The BHCA and the implementing regulations of the Federal Reserve generally prohibit the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking as to be a proper incident thereto." This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

In connection with the Dodd-Frank Act, Section 13 of the BHCA, commonly known as the "Volcker Rule," was amended to generally prohibit banking entities from engaging in the short-term proprietary trading of securities and derivatives for their own account and barred them from having certain relationships with hedge funds or private equity funds. However, Section 203 of the EGRRCPA, exempts community banks from the restrictions of the Volcker Rule if (i) the community bank, and every entity that controls it, has total consolidated assets equal to or less than $10 billion; and (ii) trading assets and liabilities of the community bank, and every entity that controls it, is equal to or less than 5% of its total consolidated assets. As the consolidated assets of the Company are less than $10 billion and the Company does not currently exceed the 5% threshold, this aspect of the Volcker Rule does not have any impact on the Company's consolidated financial statements at this time.

Additionally, bank holding companies that qualify and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

Source of Strength. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company's failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve's regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company's subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company's bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take ''prompt corrective action'' to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes ''undercapitalized,'' it must submit a capital restoration plan to its regulators. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be ''adequately capitalized.'' The bank regulators have greater power in situations where an institution becomes ''significantly'' or ''critically'' undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or it may be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Safe and Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Tie in Arrangements. Federal law prohibits bank holding companies and any subsidiary banks from engaging in certain tie in arrangements in connection with the extension of credit. For example, the Bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that (i) the customer must obtain or provide some additional credit, property or services from or to the Bank other than a loan, discount, deposit or trust services, (ii) the customer must obtain or provide some additional credit, property or service from or to the Company or the Bank, or (iii) the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

Dividend Payments, Stock Redemptions and Repurchases. The Company's ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, a Texas corporation may not make distributions to its shareholders if (i) after giving effect to the dividend, the corporation would be insolvent, or (ii) the amount of the dividend exceeds the surplus of the corporation. Dividends may be declared and paid in a corporation's own treasury shares that have been reacquired by the corporation out of surplus. Dividends may be declared and paid in a corporation's own authorized but unissued shares out of the surplus of the corporation upon the satisfaction of certain conditions.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital prior to stated maturity, if (x) such redemption could have a material effect on the level or composition of the organization's capital base, or (y) as a result of such repurchase, there is a net reduction of the outstanding amount of common stock or preferred stock outstanding at the beginning of the quarter in which the redemption or repurchase occurs. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

The Bank

General. City Bank is a Texas banking association and is subject to supervision, regulation and examination by the TDB and the FDIC. City Bank is also subject to certain regulations of the CFPB. The TDB supervises and regulates all areas of the Bank's operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends and the establishment or closing of banking offices. The FDIC is the Bank's primary federal regulatory agency and periodically examines the Bank's operations and financial condition and compliance with federal law. In addition, the Bank's deposit accounts are insured by the DIF to the maximum extent provided under federal law and FDIC regulations, and the FDIC has certain enforcement powers over the Bank.

Depositor Preference. In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Brokered Deposit Restrictions. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew or roll over brokered deposits. As of December 31, 2023, the Bank was eligible to accept brokered deposits without a waiver from the FDIC as the Bank was a well-capitalized institution.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an insured depository institution is placed in one of four risk categories each quarter. An institution's assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 1.5 basis points to 40 basis points. While in the past an insured depository institution's assessment base was determined by its deposit base, amendments to the FDIA revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. On October 18, 2022, the FDIC adopted a final rule applicable to all insured depository institutions increasing initial base deposit insurance assessment rate schedules by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC also issued a notice maintaining a DIF reserve ratio of 2.0% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the DIF reserve ratio reaches the statutory minimum of 1.35% by September 30, 2028, the statutory deadline set by the Dodd-Frank Act. The new assessment rate schedules will remain in effect unless and until the DIF reserve ratio meets or exceeds 2.0% in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2.0% designated reserve ratio for the DIF. FDIC staff may in the future recommend additional assessment rate adjustments if deemed necessary.

At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates following notice and comment on proposed rulemaking. As a result, the Bank's FDIC deposit insurance premiums could increase. During the year ended December 31, 2023, the Bank paid $1,835,000 in FDIC deposit insurance premiums.

Audit Reports. For insured institutions with total assets of $1.0 billion or more, financial statements prepared in accordance with generally accepted accounting principles, or GAAP, management's certifications signed by our and the Bank's chief executive officer and chief accounting or financial officer concerning management's responsibility for the financial statements, and an attestation by the auditors regarding the Bank's internal controls must be submitted. For institutions with total assets of more than $3.0 billion, independent auditors may be required to review quarterly financial statements. The Federal Deposit Insurance Corporation Improvement Act requires that the Bank have an independent audit committee, consisting of outside directors only, or that we have an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers. The Bank's audit committee consists entirely of independent directors.

Examination Assessments. Texas-chartered banks are required to pay an annual assessment fee to the TDB to fund its operations. The fee is based on the amount of the bank's assets at rates established by the Finance Commission of Texas. During the year ended December 31, 2023, the Bank paid examination assessments to the TDB totaling $255,000.

Capital Requirements. Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see "Regulatory Capital Requirements" above.

Bank Reserves. The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve "discount window" as a secondary source of funds if the institution meets the Federal Reserve's credit standards.

Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests. The federal banking agencies adopted final Liquidity Coverage Ratio rules in September 2014 and proposed Net Stable Funding Ratio rules in May 2016. These rules introduced two liquidity related metrics: Liquidity Coverage Ratio is intended to require financial institutions to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month; and Net Stable Funding Ratio is intended to require financial institutions to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution's assets and contingent liquidity needs over a one-year period.

While the Liquidity Coverage Ratio and the proposed Net Stable Funding Ratio rules apply only to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions and bank holding companies.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Unless the approval of the FDIC is obtained, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. In addition, pursuant to the Texas Finance Code, as a Texas banking association, the Bank generally may not pay a dividend that would reduce its outstanding capital and surplus unless it obtains the prior approval of the Texas Banking Commissioner. As a Texas corporation, we may, under the Texas Business Organizations Code ("TBOC"), pay dividends out of net profits after deducting expenses, including loan losses. The FDIC and the TDB also may, under certain circumstances, prohibit the payment of dividends to the Company from the Bank. Texas corporate law also requires that dividends only be paid out of funds legally available therefor.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. If the Bank's capital becomes impaired or the FDIC or the TDB otherwise determines that the Bank needs more than normal supervision, the Bank may be prohibited or otherwise limited from paying any dividends or making any other capital distributions to the Company. Consequently, any restrictions on the ability of the Bank to pay dividends to the Company may, in turn, restrict the ability of the Company to pay dividends to shareholders. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2023.

Transactions with Affiliates. The Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve's implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to 10% of the Bank's capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank's capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Financial Subsidiaries. Under the Gramm-Leach-Bliley Act ("GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial activities or activities incidental thereto, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of December 31, 2023, the Bank did not have any financial subsidiaries.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve's Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits on the amount of loans the Bank may make to directors and other insiders and require that (i) the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, (ii) the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank, and (iii) the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Bank. In addition, these extensions of credit may not exceed, together with all other outstanding loans to such persons and affiliated entities, the Bank's total capital and surplus. Any extension of credit to insiders above specified amounts must receive the prior approval of the Bank's board of directors and the Bank must periodically report all loans made to directors and other insiders to the bank regulators. Any violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank, the imposition of a cease and desist order, and other regulatory sanctions. As of December 31, 2023, the Bank's total amount of lines of credit for loans to insiders and loans outstanding to insiders was $10.7 million.

Limits on Loans to One Borrower. As a Texas banking association, the Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from Texas banking associations outstanding to any borrower (including certain related entities of the borrower) at any one time may not exceed 25% of the Tier 1 capital of the Bank. A Texas banking association may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the U.S. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the Bank. The Bank's legal lending limit to any one borrower was approximately $112.7 million as of December 31, 2023.

Safety and Soundness Standards / Risk Management. The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.

Branching Authority. Deposit-taking banking offices must be approved by the FDIC and, if such office is established within Texas, the TDB, which consider a number of factors including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, the Bank may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Interstate Deposit Restrictions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.

Section 109 of the Interstate Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production. To determine compliance with Section 109, the appropriate federal banking agency first compares a bank's estimated statewide loan-to-deposit ratio to the estimated host state loan-to-deposit ratio for a particular state. If a bank's statewide loan-to-deposit ratio is at least one-half of the published host state loan-to-deposit ratio, the bank has complied with Section 109. A second step is conducted if a bank's estimated statewide loan-to-deposit ratio is less than one-half of the published ratio for that state. The second step requires the appropriate agency to determine whether the bank is reasonably helping to meet the credit needs of the communities served by the bank's interstate branches. A bank that fails both steps is in violation of Section 109 and subject to sanctions by the appropriate agency. Those sanctions may include requiring the bank's interstate branches in the non-compliant state be closed or not permitting the bank to open new branches in the non-compliant state.

For purposes of Section 109, the Bank's home state is Texas and the Bank operates branches in one host state: New Mexico. The most recently published host state loan-to-deposit ratio using data as of June 30, 2022 reflects a statewide loan-to-deposit ratio in New Mexico of 53%. As of December 31, 2023, the Bank's statewide loan-to-deposit ratio in New Mexico was 36%. Accordingly, management believes that the Bank is in compliance with Section 109 in New Mexico after application of the first step of the two-step test.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of "outstanding" to a low of "substantial noncompliance." The Bank had a CRA rating of "satisfactory" as of its most recent CRA assessment.

Bank Secrecy Act, Anti-Money Laundering and the Office of Foreign Assets Control Regulation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of U.S. anti-money laundering ("AML") laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the U.S. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with the USA PATRIOT Act or its regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.

Among other requirements, federal laws, including the Bank Secrecy Act ("BSA"), as amended by the USA PATRIOT Act and as further amended by the National Defense Authorization Act for Fiscal Year 2021 (the "National Defense Authorization Act"), and implementing regulations, require banks to establish and maintain AML programs that include, at a minimum:

- internal policies, procedures and controls designed to implement and maintain the bank's compliance with all of the requirements of the BSA, the USA PATRIOT Act, the National Defense Authorization Act and related laws and regulations;

- systems and procedures for monitoring and reporting suspicious transactions and activities;

- a designated compliance officer;

- employee training;

- an independent audit function to test the AML program;

- procedures to verify the identity of each customer upon the opening of accounts; and

- heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program ("CIP") as part of its AML program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant's effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, the Office of Foreign Accounts Control ("OFAC") administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, freezing or blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

The Financial Crimes Enforcement Network ("FinCEN") issued a final rule regarding customer due diligence requirements for covered financial institutions in connection with their BSA and AML policies, that became effective in May 2018. The final rule adds a requirement to understand the nature and purpose of customer relationships and identify the "beneficial owner" (25% or more ownership interest) of legal entity customers. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for bank mergers and acquisitions. The regulatory authorities have imposed "cease and desist" orders and civil money penalty sanctions against institutions found to be violating these obligations.

Further, on January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related AML laws since the USA PATRIOT Act. Notable amendments include (1) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry, which requires corporate entities (generally, any corporation, limited liability company, or other similar entity with 20 or fewer employees and annual gross income of $5 million or less) to report beneficial ownership information to FinCEN (which will be maintained by FinCEN and made available upon request to financial institutions); (2) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful enforcement of violations of the anti-money laundering laws in any judicial or administrative action brought by the Secretary of the Treasury or the Attorney General resulting in monetary sanctions exceeding $1 million (including disgorgement and interest but excluding forfeiture, restitution, or compensation to victims) will receive not more than 30 percent of the monetary sanctions collected and will receive increased protections; (3) increased penalties for violations of the BSA; (4) improvements to existing information sharing provisions that permit financial institutions to share information relating to suspicious activity reports (SARs) with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (5) expanded duties and powers of FinCEN. Many of the amendments, including those with respect to beneficial ownership, require the Department of Treasury and FinCEN to promulgate rules.

Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. The federal banking agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a "statement on prudent risk management for commercial real estate lending". As of December 31, 2023, the Company did not exceed the levels to be considered to have a concentration in commercial real estate lending and believes its credit administration to be consistent with the published policy statement.

The Basel III Capital Rules also require loans categorized as "high-volatility commercial real estate," or HVCRE, to be assigned a 150% risk weighting and require additional capital support. However, the EGRRCPA prohibits federal banking regulators from imposing higher capital standards on HVCRE exposures unless they are for ADC and clarifying ADC status. As of December 31, 2023, we had $442.5 million in ADC loans and $666 million in HVCRE loans.

Consumer Financial Services

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the Equal Credit Opportunity Act ("ECOA"), the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act ("FHA"), the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws' respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

Rulemaking authority for most federal consumer protection laws was transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the Federal Trade Commission ("FTC") and the U.S. Department of Justice ("DOJ") also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer protection laws and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit UDAAP. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations. Significant recent CFPB developments include:

- continued focus on fair lending, including promoting racial and economic equity for underserved, vulnerable and marginalized communities;

- focused efforts on enforcing certain compliance obligations the CFPB deems a priority, such as automobile loan servicing, debt collection, deposit, overdraft, non-sufficient funds, representment fees and other services fees, mortgage origination and servicing, and remittances, among others; and

- rulemaking plans concerning, among others, consumers' access to their financial information and requirements for financial institutions to collect, report and make public certain information concerning credit applications made by women-owned, minority-owned and small businesses.

The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Mortgage and Mortgage-Related Products, Generally. Because abuses in connection with home mortgages were a significant factor contributing to the financial crisis, many provisions of the Dodd-Frank Act and rules issued thereunder address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expands underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to strongly encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages." The Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The Bank does not currently expect these provisions of the Dodd-Frank Act or any related regulations to have a significant impact on its operations, except for higher compliance costs.

Ability-to-Repay Requirement and Qualified Mortgage Rule. In January 2013, the CFPB issued a final rule implementing the Dodd-Frank Act's ability-to-repay requirements. Under this rule, lenders, in assessing a borrower's ability to repay a mortgage-related obligation, must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and

(viii) credit history. This rule also includes guidance regarding the application of, and methodology for evaluating, these factors. The EGRRCPA provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the "ability to repay" requirement. To qualify for this treatment, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.

Home Mortgage Disclosure Act ("HMDA"). On October 15, 2015, pursuant to Section 1094 of the Dodd-Frank Act, the CFPB issued amended rules in regard to the collection, reporting and disclosure of certain residential mortgage transactions under the Home Mortgage Disclosure Act (the "HMDA Rules"). The Dodd-Frank Act mandated additional loan data collection points in addition to authorizing the Bureau to require other data collection points under implementing Regulation C. The HMDA Rules adopted a uniform loan volume threshold for all financial institutions, modifies the types of transactions that are subject to collection and reporting, expands the loan data information being collected and reported, and modifies procedures for annual submission and annual public disclosures. EGRRCPA amended provisions of the HMDA Rules to exempt certain insured institutions from most of the expanded data collection requirements required of the Dodd-Frank Act. The CFPB further amended the HMDA Rules in April 2020 so that, effective January 1, 2022, institutions originating fewer than 100 dwelling secured closed-end mortgage loans or fewer than 200 dwelling secured open-end lines are exempt from the expanded data collection requirements that went into effect January 1, 2018. On February 1, 2023, the Office of the Comptroller of the Currency issued OCC Bulletin 2023-5 which clarified that, following a recent court decision vacating the 2020 HMDA Final Rules as to the loan volume reporting threshold for closed-end mortgage loans, the loan origination threshold for reporting HMDA data on closed-end mortgage loans reverted to the 25 loan threshold established by the 2015 HMDA Final Rule. The Bank does not receive this reporting relief based on the number of dwelling secured mortgage loans reported annually.

UDAP and UDAAP. Banking regulatory agencies have increasingly used a general consumer protection statute to address "unfair," "deceptive" or "abusive" acts and business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. Section 5 of the Federal Trade Commission Act, referred to as the FTC Act, is the primary federal law that prohibits unfair or deceptive acts or practices, referred to as UDAP, and unfair methods of competition in or affecting commerce. "Unjustified consumer injury" is the principal focus of the FTC Act. UDAP laws and regulations were expanded under the Dodd-Frank Act to apply to "unfair, deceptive or abusive acts or practices," referred to as UDAAP, and were delegated to the CFPB for rule-making. The federal banking agencies have the authority to enforce such rules and regulations. Under the Dodd-Frank Act, the CFPB looks to various factors to assess whether an act or practice is unfair, including whether it causes or is likely to cause substantial injury to consumers, the injury is not reasonably avoidable by consumers, and the injury is not outweighed by countervailing benefits to consumers or to competition. A key focus of the CFPB is whether an act or practice hinders a consumer's decision-making.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's federal supervisor may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III capital rules limit discretionary bonus payments to bank executives if the institution's regulatory capital ratios fail to exceed certain thresholds.

The Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1 billion, regardless of whether the company is publicly traded or not. In May 2016, the federal banking regulators, joined by the SEC, proposed such a rule that is tailored based on the asset size of the institution. All covered financial institutions would be subject to a prohibition on paying compensation, fees, and benefits that are "unreasonable" or "disproportionate" to the value of the services performed by a person covered by the proposed rule (generally, senior executive officers and employees who are significant risk-takers). As of the date of this Report, the federal banking regulators have not yet implemented a final rule with respect to excessive compensation paid to executives of depository institutions and their holding companies. The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding "say-on-pay" vote in their proxy statement by which shareholders may vote on the compensation of the public company's named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as "say-on-golden parachute" vote). Although we will be exempt from these requirements while we are an emerging growth company, other provisions of the Dodd-Frank Act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have a compensation committee consisting solely of independent directors, subject to certain exceptions.

In August 2022, the SEC adopted the final "pay versus performance" rule mandated by the Dodd-Frank Act. Among other disclosure requirements, the rule requires public companies (other than emerging growth companies, registered investment companies and foreign private issuers) to disclose the relationships among named executive officer compensation "actually paid," total shareholder return and certain financial performance measures that the company uses to link compensation to company performance for its five most recent fiscal years. The rule will not apply to the Company while it is an emerging growth company and, accordingly, management anticipates that the rule will first apply to disclosures in the Company's proxy statement for the 2025 annual meeting of shareholders.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NASDAQ, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. In accordance with Rule 10D-1 promulgated by the SEC under the Exchange Act and Nasdaq Listing Rule 5608, the Board of Directors adopted and implemented an Incentive Award Recoupment Policy, effective as of October 2, 2023.

Financial Privacy

Under Section 501 of the Gramm-Leach-Bliley Act, and its implementing regulations, the federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Environmental Laws Potentially Impacting the Bank

We are subject to state and federal environmental laws and regulations. The Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), is a federal statute that generally imposes strict liability on all prior and present "owners and operators" of sites containing hazardous waste. However, Congress acted to protect secured creditors by providing that the term "owner and operator" excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this "secured creditor exemption" has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan, which costs often substantially exceed the value of the property.

New Banking Reform Legislation

Other key provisions of the EGRRCPA as it relates to community banks and bank holding companies include, but are not limited to: (i) assisting smaller banks with obtaining stable funding by providing an exception for reciprocal deposits from FDIC restrictions on acceptance of brokered deposits; (ii) raising the eligibility for use of short-form Call Reports from $1 billion to $5 billion in assets; and (iii) changing the eligibility for use of the small bank holding company policy statement from institutions with under $1 billion in assets to institutions with under $3 billion in assets.

At this time, it is difficult to anticipate the continued impact this expansive legislation will have on the Company, its customers and the financial industry generally. To the extent the Dodd-Frank Act remains in place or is not further amended, it is likely to continue to increase the Company's cost of doing business, limit the Bank's permissible activities, and affect the competitive balance within the industry and market.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general may be proposed or introduced before the U.S. Congress, the Texas Legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Company or the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Although the majority of the Dodd-Frank Act's rulemaking requirements have been met with finalized rules, approximately one-fifth of the rulemaking requirements are either still in the proposal stage or have not yet been proposed. On February 2, 2017, President Donald Trump signed an executive order calling for the administration to review various U.S. financial laws and regulations. The full scope of the current administration's legislative and regulatory agenda is not yet fully known, but it may include further deregulatory measures for the banking industry, including the structure and powers of the CFPB and other areas under the Dodd-Frank Act.

AVAILABLE INFORMATION

The Company maintains an Internet web site at www.spfi.bank. The Company makes available, free of charge, on its web site (under www.spfi.bank/financials-filings/sec-filings) the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act as soon as reasonably practicable after the Company files such material with, or furnishes it to, the SEC. The Company also makes, free of charge, through its web site (under www.spfi.bank/corporate-governance/documents-charters) links to the Company's Code of Business Conduct and Ethics and the charters for its Board committees. In addition, the SEC maintains an Internet web site (at www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The Company routinely posts important information for investors on its web site (under www.spfi.bank and, more specifically, under the News & Events tab at www.spfi.bank/news-events/press-releases). The Company intends to use its web site as a means of disclosing material non-public information and for complying with its disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Company's web site, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts.

The information contained on, or that may be accessed through, the Company's web site is not incorporated by reference into, and is not a part of, this Report.

Item 1A.   Risk Factors

Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this Report. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business

The Company is subject to interest rate risk and changes in market interest rates or capital markets could affect our revenues and expenses, the value of assets and obligations, and the availability and cost of capital or liquidity.

Given our business mix, and the fact that most of our assets and liabilities are financial in nature, we tend to be sensitive to market interest rate movements and the performance of the financial markets. Our primary source of income is net interest income, meaning the difference or spread between interest income earned and interest expense paid. When interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Conversely, when interest-earning assets mature or re-price more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Prevailing economic conditions, fiscal and monetary policies and the policies of various regulatory agencies all affect market rates of interest and the availability and cost of credit, which, in turn, significantly affect financial institutions' net interest income. If the interest we pay on deposits and other borrowings increases at a faster rate than increases in the interest we receive on loans and investments, net interest income, and, therefore, our earnings, could be affected. Earnings could also be affected if the interest we receive on loans and other investments falls more quickly than the interest we pay on deposits and other borrowings.

Interest rates are highly sensitive to many factors that are beyond the Company's control, including competition, the monetary policy of the Federal Reserve, inflation and deflation, and volatility of domestic and global financial and credit markets, due to any number of factors including, among other things, the persistence of the ongoing inflationary environment in the United States and in our market areas and current geopolitical tensions.

In the current environment of elevated interest rates, demand for loan originations may decline, and our borrowers may experience greater difficulties meeting their obligations, depending on the performance of the overall economy, which may adversely affect income from these lending activities. This could result in decreased interest income, decreased mortgage revenues and corresponding decreases in noninterest income from projected levels. During periods of reduced loan demand, results of operations may be adversely affected to the extent that we would be unable to reduce mortgage-related noninterest expenses commensurately with the decline in mortgage loan origination activity. Increases in interest rates could also adversely affect the market value of our fixed income assets. Conversely, in periods of decreasing interest rates, our borrowers may experience difficulties meeting their obligations or seek to refinance their loans for lower rates, which may adversely affect income from these lending activities and negatively impact our net interest margin.

A prolonged period of volatile and unstable financial market conditions could increase our funding costs and negatively affect our asset-liability management strategies. Higher volatility in interest rates and spreads to benchmark indices could cause decreases in the fair market values of our investment portfolio, and of assets the Company manages for others and may impair our ability to attract and retain funds from current and prospective customers, which could lower fee income. Fluctuations in interest rates could impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, any of which in turn could have a material adverse effect on our liquidity and ability to fund future growth, our operating results, and financial condition.

Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the U.S. Uncertainty about the federal fiscal policymaking process, and the medium and long-term fiscal outlook of the federal government and U.S. economy, is a concern for businesses, consumers and investors in the U.S. Our business is also significantly affected by monetary and related policies of the U.S. government and its agencies. In 2022 and 2023, the Federal Open Market Committee ("FOMC") of the Federal Reserve repeatedly raised their target benchmark interest rate in response to the ongoing inflationary environment in the United States, resulting in subsequent prime rate increases of 525 basis points between March of 2022 and July of 2023. Further increases in market interest rates may have an adverse effect on our business, financial condition and results of operations as it could reduce the demand for loans and affect the ability of our borrowers to repay their indebtedness subjecting us to potential credit losses. Changes in any of these policies are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable.

In addition, the inflationary outlook in the United States remains uncertain. Inflation has been reported at high levels and could result in higher interest rates for a prolonged period of time, which may expose the Company to interest rate risk. In addition, higher interest rates could slow economic growth and lead to a recessionary environment, which could negatively impact the Company's growth, credit quality, net interest margin and its financial results. The risks to our business from inflation depends on the durability of the current inflationary pressures in our markets. Transitory increases in inflation are unlikely to have a material impact on our business or earnings. However, more persistent inflation could lead to tighter-than-expected monetary policy which could, in turn, increase the borrowings costs of our customers, making it more difficult for them to repay their loans or other obligations. High interest rates may be needed to tame persistent inflationary price pressures, which could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

The Company's Investment Portfolio Could Incur Additional Losses or Fair Value Could Deteriorate.

There are inherent risks associated with the Company's investment activities. These risks include the impact from changes in interest rates, credit risk related to weakness in real estate values, municipalities, government sponsored enterprises, or other industries, the impact of changes in income tax rates on the value of tax-exempt securities, adverse changes in regional or national economic conditions, and general turbulence in domestic and foreign financial markets, among other things. If an investment's value is in an unrealized loss position, the Company is required to assess the security to determine if a valuation allowance for the credit exposure of the debt security is necessary, which is recorded as a charge to earnings. These conditions could adversely impact the ultimate collectability of the Company's investments.

As discussed above, the FOMC repeatedly raised their target benchmark interest rate in 2022 and 2023, resulting in subsequent prime rate increases of 525 basis points between March of 2022 and July of 2023, and further resulting in a significant increase in market interest rates during the year ended December 31, 2023. If market interest rates continue to rise, the market value of the fixed income bond portfolio will decrease, resulting in further unrealized losses, and depending on the extent of the rise in interest rates, the increase in unrealized losses could be significant over the short-term. The non-credit portion of unrealized losses are booked to Accumulated Other Comprehensive Income ("AOCI"), a component of shareholders' equity. A significant increase in market rates may have a negative impact on book value per common share and return on average shareholders' equity ratios. The Company's bond portfolio is expected to mature at par and therefore the unrealized losses in the portfolio that result from higher market interest rates will decrease as the bonds become closer to maturity. However, if the Company were required to sell investment securities with an unrealized loss for any reason, including liquidity needs, the unrealized loss would become realized and reduce both net income for the reported period and regulatory capital, which as currently reported, excludes unrealized losses on investment securities.

We may grow through acquisitions, a strategy which may not be successful or, if successful, may produce risks in successfully integrating and managing the acquisitions and may dilute our shareholders.

As part of our growth strategy, we may pursue acquisitions of banks and nonbank financial services companies within or outside our principal market areas. We regularly identify and explore specific acquisition opportunities as part of our ongoing business practices. However, we have no current arrangements, understandings, or agreements to make any material acquisitions. We face significant competition from numerous other financial services institutions, many of which will have greater financial resources or more liquid securities than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions.

Acquisitions involve numerous risks, any of which could harm our business. Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could negatively affect the market price of our common stock. As a result, if we fail to properly evaluate mergers, acquisitions or investments, we may not achieve the anticipated benefits of any such merger, acquisition, or investment, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant credit losses, which could have a material adverse effect on our operating results and financial condition. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of our loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of our loan portfolio through our internal loan review process and other relevant factors.

Accordingly, we maintain an allowance for credit losses that represents management's judgment of probable losses and risks inherent in our loan portfolio. There is no precise method of predicting credit losses, and therefore, we always face the risk that charge offs in future periods will exceed our allowance for credit losses and that additional increases in the allowance for credit losses will be required. The level of the allowance for credit losses reflects our management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations; and other unidentified losses inherent in the Bank's current loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and judgment and requires the Bank to make significant estimates of current credit risks and future trends. Changes in economic conditions affecting borrowers, increases in our nonperforming loans, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Bank's control, may require an increase in the allowance for credit losses.

In addition, we may further experience increased delinquencies, credit losses, and corresponding charges to capital, which could require us to increase our provision for credit losses associated with impacts related to the coronavirus outbreak due to inflationary pressures, market downturns, increased unemployment rates, and changes in consumer behavior related to pandemic fears. Further, if real estate markets or the economy in general deteriorate, the Bank may experience increased delinquencies and credit losses. The allowance for credit losses may not be sufficient to cover actual loan-related losses. Additionally, banking regulators may require the Bank to increase its allowance for credit losses in the future, which could have a negative effect on the Bank's financial condition and results of operations. Additions to the allowance for credit losses will result in a decrease in net earnings and capital and could hinder our ability to grow our assets.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

As of December 31, 2023, loans to commercial borrowers represent approximately 69.7% of total loans. Loans to commercial borrowers are often larger and involve greater risks than other types of lending. Because payments on these loans are often dependent on the successful operation or development of the property or business involved, their repayment is more sensitive than other types of loans to adverse conditions in the real estate market or the general economy. In general, these loans are collateralized by real estate and general business assets, including, among other things, accounts receivable, inventory and equipment and are typically backed by a personal guaranty of the borrower or principal. The collateral securing such may decline in value more rapidly than we anticipate, exposing us to increased credit risk. Accordingly, a downturn in the real estate market and economy could heighten our risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrowers' ability to repay the loan may be impaired. As a result of the larger average size of each commercial loan as compared with other loans such as residential loans, as well as the collateral which is generally less readily marketable, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.

We may be subject to additional credit risk with respect to loans that we make to other lenders.

As a part of our commercial lending activities, we may make loans to customers that, in turn, make commercial and residential real estate loans to other borrowers. When we make a loan of this nature, we take as collateral the promissory notes issued by the end borrowers to our customer, which are themselves secured by the underlying real estate. Because we are not lending directly to the end borrower, and because our collateral is a promissory note rather than the underlying real estate, we may be subject to risks that are different from those we are exposed to when it makes a loan directly that is secured by commercial or residential real estate. Because the ability of the end borrower to repay its loan from our customer could affect the ability of our customer to repay its loan from us, our inability to exercise control over the relationship with the end borrower and the collateral, except under limited circumstances, could expose us to credit losses that adversely affect our business, financial condition and results of operations.

Because a portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

As of December 31, 2023, approximately 72.7% of our loan portfolio was comprised of loans with real estate as a primary component of collateral. Adverse developments affecting real estate values, particularly in our markets, could increase the credit risk associated with our real estate loan portfolio. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance for credit losses, which could adversely affect our business, financial condition and results of operations.

Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to other mortgage loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of December 31, 2023, our non-owner-occupied commercial real estate loans totaled approximately 40.1% of our total loan portfolio. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. These loans expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for credit losses, which would reduce our profitability, and could materially adversely affect our business, financial condition and results of operations.

Our portfolio of indirect dealer lending exposes us to increased credit risks.

At December 31, 2023, approximately 9.5% of our total loan portfolio, consisted of indirect dealer loans, originated through automobile dealers for the purchase of new or used automobiles, as well as recreational vehicles, boats, and personal watercraft. We serve customers that cover a range of creditworthiness and the required terms and rates are reflective of those risk profiles. Auto loans are inherently risky as they are often secured by assets that may be difficult to locate and can depreciate rapidly. In some cases, repossessed collateral for a defaulted auto loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Auto loan collections depend on the borrower's continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Additional risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through non-bank channels, namely automobile dealers.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

Our business development and marketing strategies primarily result in us serving the banking and financial services needs of small- to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loans. If general economic conditions negatively impact Texas, New Mexico or the specific markets in these states in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business conditions, our business, financial condition and results of operations could be adversely affected.

Agricultural lending and volatility in commodity prices may adversely affect our financial condition and results of operations.

At December 31, 2023, agricultural loans were approximately 3.0% of our total loan portfolio. Agricultural lending involves a greater degree of risk and typically involves higher principal amounts than many other types of loans. Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either us or the borrowers. These factors include adverse weather conditions that prevent the planting of a crops or limit crop yields (such as hail, drought, fires and floods), loss of livestock due to disease or other factors, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including changes in price supports, subsidies and environmental regulations). Volatility in commodity prices could adversely impact the ability of borrowers in these industries to perform under the terms of their borrowing arrangements with us, and as a result, a severe and prolonged decline in commodity prices may have a material adverse effect our financial condition and results of operations. It is also difficult to project future commodity prices as they are dependent upon many different factors beyond our control. In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. Consequently, agricultural loans may involve a greater degree of risk than other types of loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment (some of which is highly specialized with a limited or no market for resale), or assets such as livestock or crops. In such cases, any repossessed collateral for a defaulted agricultural operating loan my not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation or because the assessed value of the collateral exceeds the eventual realization value.

Sustained volatility in oil prices and the energy industry, including in Texas, could lead to increased credit losses in our energy portfolio, weaker demand for energy lending, and adversely affect our business, results of operations and financial condition.

Although our energy loan portfolio is relatively small, the energy industry is a significant sector in our markets in Texas, and we intend to increase our energy lending. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil prices or the failure of oil prices to rise in the future, could adversely affect our intention to increase our energy lending, and our business, financial condition and results of operations. In addition to our direct exposure to energy loans, we also have indirect exposure to energy prices, as some of our non-energy customers' businesses are directly affected by volatility with the oil and gas industry and energy prices. While oil prices have increased in 2022, the oil and gas industry has remained volatile and prolonged volatility may cause further worsening conditions of energy industry and overall economic activities in the

Company's primary markets and could lead to increased credit stress in its loan portfolio, increased losses and weaker demand for lending. More significantly for the Company, prolonged pricing pressure on oil and gas or general uncertainty resulting from energy price volatility could lead to increased credit stress in our energy portfolio, increased losses associated with our energy portfolio, increased utilization of our contractual obligations to extend credit and weaker demand for energy lending. Such a decline or general uncertainty could have other adverse and unpredictable impacts, such as job losses in industries tied to energy, increased spending habits, lower borrowing needs, higher transaction deposit balances or a number of other effects that are difficult to isolate or quantify, particularly in states with significant dependence on the energy industry like Texas and New Mexico, all of which could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of any collateral underlying our loans, and generally affect our business, financial condition and results of operations. Due to our geographic concentration, specifically in Texas, we may be less able than other larger regional or national financial institutions to diversify our credit risk across multiple markets.

Changes in U.S. trade policies and other factors beyond the Company's control, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition and results of operations.

There have been discussions regarding potential changes to U.S. trade policies, legislation, treaties and tariffs. Tariffs and retaliatory tariffs have been imposed, and additional tariffs and retaliation tariffs have been proposed. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that our customers import or export could impact the prices of our customers' products, which could reduce demand for such products, reduce our customers' margins, and adversely impact their revenues, financial results and ability to service their debt. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate, our business, results of operations and financial condition could be adversely impacted. However, a de minimis amount of collateral securing our loans is located outside of the U.S. A trade war or other governmental action related to tariffs or international trade agreements or policies have the potential to negatively impact our and/or our customers' costs, demand for our customers' products, and/or the U.S. economy or certain sectors thereof and, thus, adversely affect our business, financial condition, and results of operations.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

The effects of climate change continue to create an alarming level of concern for the state of the global environment. As a result, the global business community has increased its political and social awareness surrounding the issue. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to supplement the global effort to combat climate change. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact us. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in our portfolios. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted by climate change, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

The amount of nonperforming assets may increase and can take significant time and resources to resolve.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on nonperforming loans, thereby adversely affecting our income and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets.

The properties that we own and certain foreclosed real estate assets could subject us to environmental risks and associated costs.

There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on our properties or our foreclosed assets (particularly with real estate loans). In this event, we might be required to remove the substances from the affected properties or to engage in abatement procedures at our cost. Besides being directly liable under certain federal and state statutes for our own conduct, we may also be held liable under certain circumstances for actions of borrowers or other third parties on property that secures our loans. Potential environmental liability could include the cost of remediation and also damages for any injuries caused to third parties. We cannot assure you that the cost of removal or abatement would not substantially exceed the value of the affected properties or the loans secured by those properties, that we would have adequate remedies against the prior owners or other responsible parties or that we would be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan. Currently, we are not, and the Company is not, a party to any pending legal proceeding under any environmental statute, nor are we aware of any instances that may give rise to such liability.

Our accounting policies and methods are fundamental to how we report our financial condition and results of operations and we use estimates in determining the fair value of certain of our assets, which estimates may prove to be imprecise and result in significant changes in valuation which could affect our, and thus the Company's, shareholders' equity.

A portion of our assets are carried on the balance sheet at fair value, including investment securities. Generally, for assets that are reported at fair value, we use quoted market prices or have third parties analyze our holdings and assign a market value. We rely on the analysis provided by our service providers. However, different valuations could be derived if our service providers used different financial models or assumptions.

As it relates to our investment securities portfolio, declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary would be included in earnings as realized losses. In estimating other-than-temporary impairment losses, management of the Company considers (i) whether there is intent to sell securities prior to recovery and/or maturity; (ii) whether it is more likely than not that securities will have to be sold prior to recovery and/or maturity; and (iii) whether there is a credit loss component to the impairment.

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. In addition, an economic downturn could result in losses, as determined under our accounting methodologies that may materially and adversely affect our business, financial condition, results of operations and future prospects.

Our largest loan relationships make up a material percentage of our total loan portfolio.

We have extended significant amounts of credit to a limited number of borrowers. As of December 31, 2023, our 20 largest borrowing relationships ranged from approximately $25.0 million to $54.4 million (including unfunded commitments), totaling approximately 18.7% of our outstanding commitments. If any of these relationships become delinquent or suffer default, we could be exposed to material losses which may have a material adverse effect on our business, financial condition and results of operations.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

At December 31, 2023, our 20 largest deposit relationships accounted for approximately 25.1% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on other potentially more expensive and less stable sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which could adversely affect our results of operations. Under applicable regulations, if the Bank were no longer ''well capitalized,'' the Bank would not be able to accept brokered deposits without the approval of the FDIC.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Liquidity is essential to the business of the Bank. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. Liquidity risk is the potential that the Bank will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Bank's access to funding sources in amounts adequate to finance its activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of the Bank's business activity as a result of a downturn in the markets in which its loans are concentrated or adverse regulatory actions against the Bank. Market conditions or other events could also negatively affect the level or cost of funding, affecting the Bank's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Any substantial, unexpected and/or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations.

If, as a result of general economic conditions or other events, sources of external funding become restricted or are eliminated, the Company may not be able to raise adequate funds or may incur substantially higher funding costs in order to raise the necessary funds to support the Company's operations and growth or may be required to sell or restrict operations, or restrict the payment of dividends. Furthermore, if the Company is unable to raise adequate funds through external sources, the Company may need to sell assets with unrealized losses in order to generate additional liquidity, which could decrease the capital of the Company and have an adverse effect on our business, financial condition and results of operations.

Recent bank failures and the related negative impact on customer confidence in the safety and soundness of the banking industry may adversely affect our business, earnings and financial condition.

The Company is exposed to a number of risks when other financial institutions experience financial difficulties, which could result in an adverse impact on the regional banking industry, generally, and the business environment in which the Company operates. Recent bank failures during 2023 have resulted in significant market volatility among publicly traded bank holding companies and has caused uncertainty in the investor community and bank customers, generally. While the Company does not believe that the circumstances of the bank failures in 2023 are indicators of broader issues within the banking industry, bank failures may negatively impact customer confidence in the safety and soundness of regional banks and, as a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact our liquidity, cost of funding, loan funding capacity, net interest margin, capital and results of operations. Management continues to monitor the ongoing events concerning the 2023 bank failures as well as any volatility within the financial services industry generally, together with any responsive measures taken by the banking regulators to mitigate or manage potential turmoil in the financial services industry.

Deposit outflows may increase reliance on borrowings and brokered deposits as sources of funds.

We have traditionally funded asset growth principally through deposits and borrowings. As a general matter, deposits are typically a lower cost source of funds than external wholesale funding (brokered deposits and borrowed funds), because interest rates paid for deposits are typically less than interest rates charged for wholesale funding. If, as a result of competitive pressures, market interest rates, alternative investment opportunities that present more attractive returns to customers, general economic conditions or other events, the balance of the Company's deposits decreases relative to the Company's overall banking operations, the Company may have to rely more heavily on wholesale or other sources of external funding, or may have to increase deposit rates to maintain deposit levels in the future. Any such increased reliance on wholesale funding, or increases in funding rates in general, could have a negative impact on the Company's net interest income and, consequently, on its results of operations and financial condition. Additionally, negative news about the Company or the Bank, or the banking industry in general, could negatively impact market and/or customer perceptions of the Company and the Bank, which could lead to a loss of depositor confidence and an increase in deposit withdrawals. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Customers could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding.

Technology has made it more convenient for bank customers to transfer funds into alternative investments or other deposit accounts, including products offered by other financial institutions or non-bank service providers. In addition, our level of deposits may be affected by lack of consumer confidence in financial institutions, which have caused fewer depositors to be willing to maintain deposits that are not fully insured by the FDIC. Depositors may withdraw certain deposits from the Bank and place them in other institutions or invest uninsured funds in investments perceived as being more secure, such as securities issued by the U.S. Treasury. In the current environment of low interest rates, our deposits may not be as stable or as interest rate insensitive as similar deposits may have been in the past, and some existing or prospective deposit customers of banks generally, including the Bank, may be inclined to pursue other investment alternatives, which may negatively impact our net interest margin. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. As our assets grow, we may face increasing pressure to seek new deposits through expanded channels from new customers at favorable pricing, further increasing our costs.

We continually encounter technological changes which could result in us having fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to our customers and clients. Failure to keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition, and results of operations.

We may be adversely impacted by an economic downturn or a natural disaster affecting one or more of our market areas.

Because most of our business activities are conducted in Texas and New Mexico and most of our credit exposure is there, we are at risk to adverse economic, political or business developments, including a downturn in real estate values, agricultural activities, the oil and gas industry and natural hazards such as floods, ice storms, tornadoes, droughts, and fires that affect Texas and New Mexico. Although our customers' business and financial interests may extend beyond these market areas, adverse conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay loans, affect the value of collateral underlying loans, impact our ability to attract deposits, and generally affect our financial condition and results of operations. Because of our geographic concentration, we may be less able than other financial institutions to diversify our credit risks across multiple markets.

Mortgage originations have decreased due to higher interest rates and declines in refinance activity, and this trend may continue.

Mortgage revenues, which are primarily recognized from the sale of mortgage loans in the secondary market, are a source of noninterest income for the Bank and a contributor to the Bank's net income. Mortgage revenues for the year ended December 31, 2023 were $13.8 million. As market interest rates have increased from the prior low rate environment, there may be fewer opportunities for financial institutions to originate loans to refinance existing mortgages. If mortgage originations continue to decrease, projected mortgage revenues and noninterest income will decrease.

Market conditions could have a material impact on our ability to sell originated mortgages in the secondary market.

In addition to being affected by interest rates, the secondary mortgage markets are also subject to investor demand for residential mortgage loans and increased investor yield requirements for those loans. These conditions may fluctuate or even worsen in the future. A reduction in our ability to sell mortgages that we originate on the secondary market would reduce our noninterest income from such sales and may increase our credit risk by causing us to retain mortgage loans that we would otherwise sell. As a result, a prolonged period of secondary market illiquidity may result in a reduction in our mortgage origination volumes which, in turn, could have a material adverse effect on our financial condition and results of operation from our mortgage operations.

The value of our mortgage servicing rights can be volatile.

We earn revenue from fees we receive for servicing mortgage loans. As a result of our mortgage servicing business, we have a growing portfolio of mortgage servicing rights. A mortgage servicing right is the right to service a mortgage loan—collect principal, interest, and escrow amounts—for a fee. We acquire mortgage servicing rights when we keep the servicing rights in connection with the sale of loans we have originated.

Changes in interest rates may impact our mortgage servicing revenues, which could negatively impact our noninterest income. When rates rise, net revenue from our mortgage servicing activities can increase due to slower prepayments. When rates fall, the value of our mortgage servicing rights usually tends to decline as a result of a higher volume of prepayments, resulting in a decline in our net revenue. It is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the mortgage servicing rights value caused by the lower rates. Because the value of our mortgage servicing rights is capitalized on our balance sheet and evaluated on a quarterly basis, any significant decline in value could adversely affect our income, our capital ratios or require us to raise additional capital, which may not be available on favorable terms. We had $26.6 million of mortgage servicing rights as of December 31, 2023.

Our risk management framework may not be effective in mitigating risks or losses to us.

Our risk management framework consists of various processes, systems and strategies, and is designed to manage the types of risks to which we are subject, including credit, market, liquidity, interest rate, operational, reputation, business and compliance risks. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

We are dependent on the use of data and modeling in our management's decision-making and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. We currently utilize stress testing for capital, credit and liquidity purposes and anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or result in adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making. We seek to mitigate this risk by increasingly performing back-testing to analyze the accuracy of these techniques and approaches.

There are investment performance, fiduciary and asset servicing risks associated with our trust operations.

Our investment management, fiduciary and asset servicing businesses are significant to the business of the Company. Generating returns that satisfy clients in a variety of asset classes is important to maintaining existing business and attracting new business. Managing or servicing assets with reasonable prudence in accordance with the terms of governing documents and applicable laws is also important to client satisfaction. Failure to do so can generate liability, as can failure to manage the differing interests often involved in the exercise of fiduciary responsibilities or the failure to manage these risks adequately, all of which could adversely affect our business, financial condition, results of operations and/or future prospects.

We are exposed to cybersecurity risks associated with our internet-based systems and online commerce security, and our information systems could experience an interruption, failure, breach in security, or cyber-attack.

The Company relies heavily on public utilities infrastructures, internal information and operating systems, and cloud-based solutions and storage to conduct its business, and these systems could fail in a variety of ways. In addition, the use of network, cloud-based, or third-party hosted systems expose the Company to the increased sophistication and activity of cyber-criminals, both domestic and international. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of the information resources of the Company. These incidents may be an intentional attack or an unintentional event and could involve blocking the Company from accessing its own systems or remote servers in exchange for a ransom payment, gaining unauthorized access directly to our information systems, or indirectly through our vendors and customers systems or servers, for purposes of misappropriating assets, stealing confidential corporate information or customers' Personally Identifiable Information, corrupting data, denying access or causing operational disruption. The Company's independent third-party service providers or their subcontractors may also have access to customers' personal information and therefore also expose the Company to cybersecurity risk. Additionally, vendors' and customers' home, business or mobile information systems and the servers they rely on, are at risk of fraudulent corporate account takeovers which the Company may not be able to detect. There is no guarantee the Company's counteractions will be successful or that the Company will have the resources or technical expertise to anticipate, detect or prevent rapidly evolving types of cyber-attacks.

Third party or internal systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Our operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our customer information inaccurate. These events may obstruct our ability to provide services and process transactions. While we believe we are in compliance with all applicable privacy and data security laws, an incident could put our customer confidential information at risk. Although we have not experienced a cyber-incident which has compromised our data or systems, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. We monitor and modify, as necessary, our protective measures in response to the perpetual evolution of cyber threats.

The occurrence of any failures or disruptions of infrastructure, or breakdown, breach, failures or interruptions of the Company's information systems, access points, or those hosted by third-party service providers and customers, or in the cloud, or the Company's inability to detect, respond, disclose and correct such occurrence or compromise in a timely manner, could result in an interruption in our ability to conduct transactions for an indeterminable length of time, could expose customers' personal and confidential information to unauthorized parties, increase the risk of fraud or theft, subject the Company to increased operational costs to detect and rectify the situation, damage the Company's reputation and deter customers from using the Company's services, and increase the Company insurance cost or the ability to obtain adequate cyber insurance coverage. In addition, as a result of any breach, we could incur higher costs to conduct our business, to increase protection or related to remediation. Furthermore, our customers could terminate their accounts with us because of a cyber-incident which occurred on their own system or with that of an unrelated third party, which is outside of our control. In addition, a security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend on a number of relationships with third-party service providers. Specifically, we receive certain third-party services including, but not limited to, core systems processing, essential web hosting and other Internet systems, online banking services, deposit processing and other processing services. If these third-party service providers experience difficulties or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We are subject to certain operating risks related to employee error and customer, employee and third party misconduct, which could harm our reputation and business.

Employee error or employee and customer misconduct could subject us to financial losses or regulatory sanctions and harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our management team and the unexpected loss of key officers may adversely affect our operations.

Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Our senior executive officers have had, and will continue to have, a significant role in the development and management of our business. The loss of services of any of our executive officers could have an adverse effect on our business and financial results. Accordingly, should we lose the services of any of the executive officers, our Board may have to search outside of the Bank for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to locate and hire a qualified replacement. If any of our executive officers leave their respective positions, our business, financial condition, results of operations and future prospects may suffer. We also depend upon the experience of the other officers of the Bank, the managers of our banking facilities and on their relationships with the communities they serve. We may not be able to retain our current personnel or attract additional qualified key persons as needed.

Our ability to develop, retain and recruit additional successful bankers is critical to the success of our business strategy, and any failure to do so could adversely affect our business, financial condition, results of operations and future prospects.

Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers, many of whom we develop internally. If we lose the services of any of our bankers, including successful bankers employed by financial institutions that we may acquire, to a new or existing competitor or otherwise, or fail to successfully recruit bankers or develop bankers internally, we may not be able to implement our growth strategy, retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before being able to determine whether a new banker will be profitable or effective. If we are unable to develop, attract or retain successful bankers, or if our bankers fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy and our business, financial condition, results of operations and future prospects may be adversely affected.

Competition from other financial intermediaries may adversely affect our profitability.

We face substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other U.S. banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies and other institutional lenders and purchasers of loans. We will encounter greater competition as we expand our operations. A number of institutions with which we compete have significantly greater assets, capital and other resources. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources. Furthermore, our legal lending limit is significantly less than the limits for many of our competitors, and this may hinder our ability to establish relationships with larger businesses in our primary service area. This competition may limit our future growth and earnings prospects.

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report its financial results or prevent fraud.

Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that its internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA") for compliance with the requirement of FDICIA. Any such deficiencies may also subject us to adverse regulatory consequences. If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act or the FDICIA, and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

The obligations associated with being a public company require significant resources and management attention.

We expect to incur significant incremental costs related to operating as a public company, particularly when we no longer qualify as an emerging growth company. We are subject to the reporting requirements of the Exchange Act, which require that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board (the "PCAOB") and NASDAQ, each of which imposes additional reporting and other obligations. We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

Our equity compensation plan will cause dilution and increase our costs, which will reduce our income.

Our equity compensation plan allows us to award shares of our common stock (at no cost to the participant), award options to purchase shares of our common stock, and award other equity-based compensation. Additionally, on an annual basis and without shareholder approval, the number of approved shares available for issuance under the equity compensation plan increases by 3% of our total issued and outstanding shares as of the beginning of that fiscal year unless our Board exercises its discretion to limit such an increase. Issuance of awards under our equity compensation plan is a risk factor our shareholders in at least two ways. First, issuances of our common stock and exercise of equity-based awards underlying our common stock causes dilution of shareholders' ownership interests which, in the aggregate, may be significant. Second, issuances of our common stock and other equity-based awards are expensed by us over their vesting period at the fair market value of the shares on the date they are awarded. Accordingly, grants made under the equity compensation plan will increase our costs, which will reduce our net income.

Negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and employees and can expose us to litigation and regulatory action and adversely affect our results of operations. Although we take steps to minimize reputational risk in dealing with our customers and communities, this risk will always be present given the nature of our business. In addition, companies are facing increased scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. For example, certain investors are beginning to incorporate the business risks of climate change and the adequacy of companies' responses to climate change and other ESG matters as part of their investment theses. These shifts in investing priorities may result in adverse effects on the trading price of the Company's common stock if investors determine that the Company has not made sufficient progress on ESG matters. In addition, new government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Increased ESG-related compliance costs could result in increases to our overall operational costs.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. In addition, we participate in loans originated by other institutions, and we may participate in syndicated transactions in which other lenders serve as the lead bank. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have an adverse effect on our business, financial condition and results of operations.

Until May 31, 2018, our Company was an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could harm us.

Until May 31, 2018, our Company was an S Corporation. Effective May 31, 2018, the Company revoked its S Corporation election and the Company became taxed as a C Corporation under the provisions of Sections 301 to 385 of the Internal Revenue Code of 1986, as amended (the "Code") (which treat the corporation as an entity that is subject to an entity level U.S. federal income tax). If the unaudited, open tax years in which we were an S Corporation are audited by the IRS, and we are determined not to have qualified for, or to have violated, our S Corporation status, we likely would be obligated to pay corporate level tax, plus interest and possible penalties, with respect to those open tax years. This could result in tax liability with respect to all of the income we reported for periods when we believed we properly were treated as an S Corporation not subject to entity level taxation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Regulatory Environment

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or failure to comply with them, could adversely affect us.

We are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the banking system in the United States. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. For example, the Dodd-Frank Act and related regulations, including the Home Mortgage Disclosure Act, subject us to additional restrictions, oversight and reporting obligations, which have significantly increased costs. And over the last several years, state and federal regulators have focused on enhanced risk management practices, mortgage law and regulation, compliance with the BSA and AML laws, data integrity and security, use of service providers, and fair lending and other consumer protection issues, which has increased our need to build additional processes and infrastructure. Government agencies charged with adopting and interpreting laws and regulations may do so in an unforeseen manner, including in ways that potentially expand the reach of the laws or regulations more than initially contemplated or currently anticipated. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal bank regulators have issued final guidance regarding concentrations in commercial real estate lending directed at institutions that have concentrations of ADC loans and non-owner occupied commercial real estate loans within their lending portfolios. In general, the guidance establishes the following supervisory criteria as preliminary indications of possible concentration risk: (1) the institution's total ADC loans represent 100% or more of total capital; or (2) total non-owner occupied commercial real estate loans represent 300% or more of total capital, and such loans have increased by 50% or more during the prior 36-month period. This guidance suggests that institutions whose commercial real estate loans exceed these guidelines should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

New proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Certain aspects of current or proposed regulatory or legislative changes, including laws applicable to the financial industry and federal and state taxation, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any proposed legislative or regulatory changes, including those that could benefit our business, financial condition and results of operations, may not occur on the timeframe that is proposed, or at all, which could result in additional uncertainty for our business.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

Generally, we must receive federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition. In addition, as opportunities arise, we may continue de novo branching as a part of our expansion strategy. De novo branching and acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking locations could impact our business plans and restrict our growth.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

The Dodd-Frank Act and the Federal Reserve require a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Accordingly, a capital injection may be required to provide financial assistance to the Bank if it experiences financial distress. Such capital injection may be required at times when the Company may not have the resources to provide and therefore may be required to borrow the funds or raise capital to make the required capital injection. Any borrowing by the Company in order to make the required capital injection may be more difficult and expensive and may adversely impact the Company's financial condition, results of operations and/or future prospects.

As a regulated entity, we and the Bank must maintain certain required levels of regulatory capital that may limit our and the Bank's operations and potential growth.

We and the Bank are subject to various regulatory capital requirements administered by the FDIC and the Federal Reserve, respectively. See ''Supervision and Regulation—Regulatory Capital Requirements.'' Many factors affect the calculation of our risk-based assets and our ability to maintain the level of capital required to achieve acceptable capital ratios. For example, any increases in our risk-weighted assets will require a corresponding increase in our capital to maintain the applicable ratios. In addition, recognized credit losses in excess of amounts reserved for such losses, loan impairments, impairment losses on securities and other factors will decrease our capital, thereby reducing the level of the applicable ratios. Our failure to remain well-capitalized for bank regulatory purposes, either under the existing capital requirements or under the CBLR framework, if applicable, could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, the Bank's ability to pay dividends to the Company, the Company's ability to pay dividends on its common stock, our ability to make acquisitions, and on our business, results of operations and financial condition. Under regulatory rules, if we cease to be a well-capitalized institution for bank regulatory purposes, the interest rates that we pay on deposits and our ability to accept brokered deposits may be restricted.

Bank regulatory agencies periodically examine our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Our regulators periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that we were, or our management was, in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin ''unsafe or unsound'' practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties against us, our officers or directors, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's FDIC deposit insurance and place the Bank into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain sufficient capital under regulatory requirements, whether due to losses, an inability to raise additional capital or otherwise, that failure could adversely affect our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance.

We must meet regulatory capital requirements and maintain sufficient liquidity. The Company's ability to raise additional capital, when and if needed to support the Bank, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor preferences regarding the banking industry and market condition and governmental activities, many of which are outside the Company's control, and on the Company's financial condition and performance. Accordingly, the Company may not be able to raise additional capital if needed or on terms acceptable to the Company. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations could be materially and adversely affected.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious reputational consequences for us.

The BSA, the USA PATRIOT Act, the National Defense Authorization Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes

Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal bank regulators, as well as the DOJ, Drug Enforcement Administration and IRS. There is also increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, which could negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the U.S. are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level. Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

We face increased risk under the terms of the CRA, as we accept additional deposits in new geographic markets.

Under the terms of the CRA, each appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank's record in assessing and meeting the credit needs of the communities served by that bank, including low- and moderate-income neighborhoods. During these examinations, the regulatory agency rates such bank's compliance with the CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." The regulatory agency's assessment of the institution's record is part of the regulatory agency's consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, or to open or relocate a branch office. As we accept additional deposits in new geographic markets, we will be required to maintain an acceptable CRA rating. Maintaining an acceptable CRA rating may become more difficult as our deposits increase across new geographic markets.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the ECOA, and the FHA, impose nondiscriminatory lending requirements on financial institutions. The DOJ, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

Our financial condition, earnings and asset quality could be adversely affected if our consumer facing operations do not operate in compliance with applicable regulations.

While all aspects of our operations are subject to detailed and complex compliance regimes, those portions of our lending operations which most directly deal with consumers pose particular challenges given the emphasis on consumer compliance by bank regulators at all levels. Residential mortgage lending raises significant compliance risks resulting from the detailed and complex nature of mortgage lending regulations imposed by federal regulatory agencies, and the relatively independent operating environment in which mortgage lending officers operate. In addition, some regulatory frameworks provide for the imposition of fines or penalties for noncompliance, even if noncompliance was inadvertent or unintentional. As a result, despite the education, compliance training, supervision and oversight we exercise in these areas, failure to comply with applicable laws and regulations, even if noncompliance is inadvertent or unintentional, could result in the Bank being strictly liable for restitution or damages to individual borrowers and could expose the Bank to other regulatory enforcement activity.

Risks Related to Our Common Stock

An active public trading market may not be sustained.

We completed the initial public offering, and the Company's common stock began trading on the NASDAQ Global Select Market, in May 2019. An active trading market for shares of our common stock may not be sustained. If an active trading market is not sustained, you may have difficulty selling your shares of our common stock at an attractive price, or at all. Consequently, you may not be able to sell your shares of our common stock at or above an attractive price at the time that you would like to sell.

The market price of our common stock could be volatile and may fluctuate significantly, which could cause the value of an investment in our common stock to decline, result in losses to our shareholders and litigation against us.

The market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits. Despite unsuccessful, as in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from our normal business, which could adversely affect our results of operation and financial condition.

Future equity issuances, including through our current or any future equity compensation plans, could result in dilution, which could cause the price of our shares of common stock to decline.

We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing additional shares of our common stock. If we choose to raise capital by selling shares of our common stock, or securities convertible into shares of our common stock, for any reason, the issuance could have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock.

Although there are currently no shares of our preferred stock outstanding, our certificate of formation authorizes us to issue up to 1,000,000 shares of one or more series of preferred stock. The Board has the power to set the terms of any series of preferred stock that may be issued, including voting rights, conversion rights, preferences over our voting common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected.

Our directors and executive officers have significant control over our business.

Due to the significant ownership interests of our directors and executive officers, our directors and executive officers are able to significantly affect our management, affairs and policies. For example, our directors and executive officers may be able to influence the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. In addition, pursuant to a separate Board Representation Agreement, dated March 7, 2019, between the Company and James C. Henry, for so long as Mr. Henry or his spouse, or a lineal descendant of the Henry's, or an entity formed for their benefit, holds in aggregate 5.0% or more of our outstanding shares of common stock, the Company must nominate their representative to serve on the Board of each of the Company and the Bank, subject to any required regulatory and shareholder approvals. See "Certain Relationships and Related Transactions, and Director Independence" for additional information.

Our bylaws have an exclusive forum provision, which could limit a shareholder's ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws have an exclusive forum provision providing that, unless we consent in writing to an alternative forum, the U.S. District Court for the Northern District of Texas, Lubbock Division, or in the event that such court lacks jurisdiction to hear the action, the District Courts of the County of Lubbock, Texas, are the sole and exclusive forum for certain causes of action, which may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our Board may declare out of funds legally available for such payments. Any declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders. The Federal Reserve has also issued guidance requiring that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on any debt obligations. Finally, if required payments on our debt obligations are not made, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

We are a bank holding company and our only source of cash, other than issuances of securities, is distributions from the Bank.

Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, would be dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank and various business and regulatory considerations.

We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in The Jumpstart Our Business Startups Act ("JOBS Act"), and we have taken advantage of certain reduced regulatory and reporting requirements that are otherwise generally applicable to public companies that are not emerging growth companies. We may take advantage of these provisions for up to five years after the date of our initial public offering, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if we become a "large accelerated filer," in which case we would no longer be an emerging growth company as of the following December 31. Investors and securities analysts may find it more difficult to evaluate our common stock because we may rely on one or more of these exemptions, and, as a result, investor confidence and the market price of our common stock may be materially and adversely affected.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

An investment in our common stock is not a bank deposit and is not insured against loss or guaranteed by the FDIC, any deposit insurance fund or by any other public or private entity. As a result, you could lose some or all of your investment.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

Cybersecurity threats have the potential to negatively impact companies of all sizes and complexities. Our normal business operations could be severely disrupted by cyberattacks, both against our own information systems as well as those hosted and managed by our third party partners. The loss or disclosure of sensitive data as a result of cyberattacks could have a material impact on our business. For more information on how cybersecurity risk may materially affect the Company's business strategy, results of operations or financial condition, please refer to Item 1A, Risk Factors, of this Form 10-K.

We have implemented a comprehensive Information Security and Risk Management Program that is designed and maintained to be compliant with all applicable federal and state regulations, and is regularly audited by independent experts to ensure continuous effectiveness and compliance. Key elements of this program include:

- a comprehensive risk management process, integrated with the Enterprise Risk Management system, that continuously assesses, identifies, and manages current and emerging cybersecurity threats and risks, evaluates the effectiveness of information security controls, and reports the overall risk posture to Executive Management and the Board of Directors.

- assessment of daily cyber threat intelligence from multiple sources;

- the use of third party information security services for continuous monitoring and alerting of information systems, network. and user activity;

- a Vulnerability Management Program that scans networks, devices, and information systems for known cyber vulnerabilities, and initiates processes to mitigate them;

- a third party risk management program that evaluates and ensures our key partners adhere to the same level of information security posture as we do internally;

- Business Continuity and Incident Response plans that are designed and tested for anticipated operational failures, natural disasters, cyberattacks, and other disruptive events; and

- an Information Security Awareness program to ensure employees and customers maintain an awareness of information security threats and best practices to prevent them.

Information Security Governance

The Chief Information Security Officer is primarily responsible for the Information Security and Cyber Risk Management programs, and reports to the Chief Risk Officer. The Chief Technology Officer that oversees the Information Technology Department plays a key role in cybersecurity, ensuring that information systems, networks, and endpoints are configured and operated according to the requirements of the Information Security Program and related policies and standards. Both the current Chief Information Security Officer and Chief Technology Officer have well over 20 years of experience in Information Technology and Information Security.

The Information Security Committee, consisting of senior management and analysts from Information Security and Information Technology, monitors and assesses cyber threat intelligence, responds to cyber incidents at a technical level, and determines whether new controls are needed to address emerging risks or active cyber exploits. Key Risk Indicators for Information Security and Information Technology are reported to the Operations and Information Technology Steering Committees. Key risks and other relevant information is further summarized for the Board Risk and Audit Committees. The Board also receives a full report on the Information Security Program and its effectiveness annually. Other cyber related issues are brought to the attention of the Board as needed.

Item 2.   Properties

The Company's corporate offices are located at 5219 City Bank Parkway, Lubbock, Texas. The Company's corporate office space also serves as the main office of, and is owned by, the Bank. The Bank currently operates full-service banking branches and mortgage offices in the following markets:

Lubbock/South Plains		**Dallas/Ft. Worth**	
Location	**Branch or LPO**	**Location**	**Branch or LPO**
Lubbock	Main Branch	Plano	Branch
Lubbock	4th Street Branch	Dallas	Uptown Branch
Lubbock	50th and Indiana Branch	Forney	Branch
Lubbock	Kingsgate Branch	Arlington	LPO
Lubbock	Milwaukee Branch	Dallas	Hillcrest LPO
Lubbock	Overton Branch	Ft. Worth	LPO
Lubbock	University Branch	Grand Prairie	LPO
Morton	Branch	Southlake	LPO
Idalou	Branch		
Levelland	Branch		

El Paso		**Houston**	
Location	**Branch or LPO**	**Location**	**Branch or LPO**
El Paso	East Branch	Houston	Branch
El Paso	West Branch		
El Paso	Mesa Hills LPO		

Bryan/College Station		**Ruidoso, New Mexico**	
Location	**Branch or LPO**	**Location**	**Branch or LPO**
College Station	Branch	Ruidoso	Gateway Branch
College Station	LPO	Ruidoso	River Crossing Branch

The Permian Basin		**Other Markets**	
Location	**Branch or LPO**	**Location**	**Branch or LPO**
Odessa	University Branch	Abilene, Texas	LPO
Odessa	Grandview Branch		
Midland	Branch		
Kermit	Branch		
Fort Stockton	Branch		
Monahans	Branch		

We lease certain of our banking facilities and believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Item 3.   Legal Proceedings

From time to time, the Company or the Bank is a party to claims and legal proceedings arising in the ordinary course of business. We are not presently involved in any litigation, nor to our knowledge is any litigation threatened against us, that in management's opinion would result in any material adverse effect on our financial position or results of operations or that is not expected to be covered by insurance.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.**

Market Information for Common Stock

The Company's common stock is traded on the NASDAQ Global Select Market. Quotations of the sales volume and the closing sales prices of the Company's common stock are listed daily under the symbol ''SPFI'' in NASDAQ's listings.

Holders of Record

As of March 13, 2024, there were approximately 170 holders of record of the Company's common stock.

Dividends

The Company paid a dividend of $0.13 per common share in each of the four quarters of 2023. Additionally, the Company paid a dividend of $0.13 per common share in the first quarter of 2024. Also, see ''Item 1. Business —Supervision and Regulation—Dividend Payments, Stock Redemptions and Repurchases'' and ''Item 7. Management's Discussion and Analysis of the Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements'' of this Report for restrictions on our present or future ability to pay dividends, particularly those restrictions arising under federal and state banking laws.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information at December 31, 2023 with respect to compensation plans under which shares of our common stock may be issued.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Awards	Weighted-Average Exercise Price of Outstanding Awards	Number of Shares Available for Future Grants
Equity compensation plans approved by shareholders[1]	1,406,775	$15.40	2,036,512
Equity compensation plans not approved by shareholders	—	—	—
Total	1,406,775	$15.40	2,036,512

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(1)   The number of shares available for future issuance includes 2,036,512 shares available under the Company's 2019 Equity Incentive Plan (which allows for the issuance of options, as well as various other stock-based awards).

Issuer Purchases of Securities

On May 5, 2023, the Company's board of directors approved a stock repurchase program pursuant to which the Company may, from time to time, purchase up to $15.0 million of its outstanding shares of common stock (the ''Program''). The shares could be repurchased from time to time in privately negotiated transactions or the open market, including pursuant to Rule 10b5-1 trading plans, and in accordance with applicable regulations of the SEC. The Company was not obligated to purchase any shares of its common stock under the Program and the timing and exact amount of any repurchases would depend on various factors including, the performance of the Company's stock price, general market and other conditions, applicable legal requirements and other factors. The Program terminated in December 2023 after all allocated funds had been spent.

The following table summarizes the share repurchase activity for the three months ended December 31, 2023.

	Total Shares Repurchased[1]	Average Price Paid Per Share	Total Dollar Amount Purchased Pursuant to Publicly-Announced Plans	Maximum Dollar Amount Remaining Available for Repurchase Pursuant to Publicly-Announced Plans
October 2023	107,803	$26.47	$2,853,822	$277,330
November 2023	10,360	26.77	277,330	—
December 2023................	—	—	—	—
Total	130,189			

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(1) Includes 100,000 shares that the Company repurchased from Curtis C. Griffith, the Chairman and Chief Executive Officer of the Company, on November 7, 2023, at a price of $26.30 per share, in a privately negotiated transaction outside of the Program

On February 21, 2024, the Company's board of directors approved a new stock repurchase program pursuant to which the Company may, from time to time, purchase up to $10.0 million of its outstanding shares of common stock (the "New Program"). The shares can be repurchased from time to time in privately negotiated transactions or the open market, including pursuant to Rule 10b5-1 trading plans, and in accordance with applicable regulations of the SEC. The Company is not obligated to purchase any shares of its common stock under the New Program and the timing and exact amount of any repurchases depends on various factors including, the performance of the Company's stock price, general market and other conditions, applicable legal requirements and other factors.

Stock Performance Graph

The following performance graph compares total stockholders' return on the Company's common stock for the period beginning at the close of trading on May 9, 2019 and for the last trading date of each year from 2019 to 2023, with the cumulative total return of the S&P 500 and the S&P United States BMI Banks Index for the same periods. Cumulative total return is computed by dividing the difference between the Company's share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period. The performance graph assumes $100 is invested on May 9, 2019, in the Company's common stock, including reinvestment of any dividends, and each of the indices. Historical stock price performance is not necessarily indicative of future stock price performance. This performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act of 1934, or incorporated by reference into any future SEC filing, except as shall be expressly set forth by specific reference in such filing.



Total Return Peformance

Dollars	5/9/19	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
South Plains Financial, Inc.	$100.0	$118.25	$108.42	$161.21	$162.27	$174.28
S&P United States BMI Banks Index	100.0	117.22	102.26	139.04	115.32	179.71
S&P 500	100.0	114.03	135.01	173.77	142.30	125.80

Source: S&P Global Market Intelligence © 2024

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included in Item 8. Financial Statements and Supplementary Data. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this Report, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. Except as required by law, we assume no obligation to update any of these forward-looking statements.

Overview

We are a bank holding company headquartered in Lubbock, Texas, and our wholly-owned subsidiary, City Bank is one of the largest independent banks in West Texas and has additional banking operations in the Dallas, El Paso, Greater Houston, the Permian Basin, and College Station, Texas markets, and the Ruidoso, New Mexico market. Through City Bank, we provide a wide range of commercial and consumer financial services to small and medium-sized businesses and individuals in our market areas. Our principal business activities include commercial and retail banking, along with investment, trust and mortgage services.

On April 1, 2023, SPFI entered into a Securities Purchase Agreement ("Agreement") with Alliant Insurance Services, Inc. ("Alliant"), providing for the sale of Windmark Insurance Agency, Inc. ("Windmark") through a sale of all of the outstanding shares of capital stock of Windmark to Alliant. The transaction was consummated on April 1, 2023. Pursuant to the terms and subject to the conditions of the Agreement, SPFI received an aggregate purchase price of $36.1 million in exchange for Windmark's common shares, representing a pre-tax gain of $33.8 million. This transaction did not meet the criteria for discontinued operations reporting.

Selected Financial Data

The following table sets forth certain of our selected financial data for, and as of the end of, each of the periods indicated (dollars in thousands, except per share data).

	As of or for the Year Ended December 31,		
	2023	**2022**	**2021**
Selected Income Statement Data:			
Net interest income	$ 139,747	$ 138,476	$ 121,764
Provision for credit losses	4,610	(2,619)	(1,918)
Noninterest income	79,226	76,145	97,469
Noninterest expense	134,946	144,089	148,030
Income tax expense	16,672	14,911	14,507
Net income	62,745	58,240	58,614
Share and Per Share Data:			
Earnings per share (basic)	$ 3.73	$ 3.35	$ 3.26
Earnings per share (diluted)	3.62	3.23	3.17
Dividends per share	0.52	0.46	0.30
Tangible book value per share[1]	23.47	19.57	21.51
Selected Period End Balance Sheet Data:			
Cash and cash equivalents	$ 330,158	$ 234,883	$ 486,821
Investment securities	622,762	701,711	724,504
Gross loans held for investment	3,014,153	2,748,081	2,437,577
Allowance for credit losses on loans	42,356	39,288	42,098
Total assets	4,204,793	3,944,063	3,901,855
Total deposits	3,626,153	3,406,430	3,341,222
Borrowings	110,168	122,354	122,168
Total stockholders' equity	407,114	357,014	407,427

	As of or for the Year Ended December 31,		
	2023	**2022**	**2021**
Performance Ratios:			
Return on average assets	1.54%	1.47%	1.56%
Return on average stockholders' equity	16.58%	15.79%	15.08%
Net interest margin[2]	3.61%	3.73%	3.51%
Efficiency ratio[3]	61.33%	66.76%	67.14%
Credit Quality Ratios:			
Nonperforming assets to total assets[4]	0.14%	0.20%	0.30%
Nonperforming loans to total loans held for investment[5]	0.17%	0.28%	0.43%
Allowance for credit losses on loans to nonperforming loans[5]	818.00%	504.34%	397.23%
Allowance for credit losses on loans to total loans held for investment	1.41%	1.43%	1.73%
Net loan charge-offs to average loans	0.07%	0.01%	0.06%
Capital Ratios:			
Total stockholders' equity to total assets	9.68%	9.05%	10.44%
Tangible common equity to tangible assets[1]	9.21%	8.50%	9.85%
Common equity tier 1 capital ratio	12.41%	11.81%	12.91%
Tier 1 leverage ratio	11.33%	11.03%	10.77%
Tier 1 risk-based capital ratio	13.69%	13.15%	14.49%
Total risk-based capital ratio	16.74%	16.58%	18.40%

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(1) Represents a non-GAAP financial measure. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.''

(2) Net interest margin is calculated as the annual net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.

(3) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income on a tax-equivalent basis and noninterest income.

(4) Nonperforming assets consist of nonperforming loans plus foreclosed assets.

(5) Nonperforming loans include nonaccrual loans and loans past due 90 days or more.

Results of Operations

Net income for the year ended December 31, 2023 was $62.7 million, or $3.62 per diluted share, compared to $58.2 million, or $3.23 per diluted share, for the year ended December 31, 2022. The increase in net income was primarily the result of an increase of $3.1 million in noninterest income, an increase of $1.3 million in net interest income, and a decrease of $9.1 million in noninterest expense, partially offset by an increase of $7.2 million in provision for credit losses.

Return on average assets was 1.54% and return on average equity was 16.58% for the year ended December 31, 2023, compared to 1.47% and 15.79%, respectively, for the year ended December 31, 2022. The increase in return on average assets was primarily due to the increase in net income of 7.7%, relative to a smaller increase of 2.9% in total average assets.

Net income for the year ended December 31, 2022 was $58.2 million, or $3.23 per diluted share, compared to $58.6 million, or $3.17 per diluted share, for the year ended December 31, 2021. The decrease in net income was primarily the result of a decrease of $21.3 million in noninterest income, offset by an increase of $16.7 million in net interest income and a decrease of $3.9 million in noninterest expense.

Return on average assets was 1.47% and return on average equity was 15.79% for the year ended December 31, 2022, compared to 1.56% and 15.08%, respectively, for the year ended December 31, 2021. The decrease in return on average assets was primarily due to the decrease in net income of 0.6%, relative to a larger increase of 5.2% in total average assets.

Net Interest Income

Net interest income is the principal source of the Company's net income and represents the difference between interest income (interest and fees earned on assets, primarily loans and investment securities) and interest expense (interest paid on deposits and borrowed funds). We generate interest income from interest-earning assets that we own, including loans and investment securities. We incur interest expense from interest-bearing liabilities, including interest-bearing deposits and other borrowings, notably FHLB advances and subordinated notes. To evaluate net interest income, we measure and monitor (i) yields on our loans and other interest-earning assets, (ii) the costs of our deposits and other funding sources, (iii) our net interest spread and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the annualized net interest income on a fully tax-equivalent basis divided by average interest-earning assets.

Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income.

The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. For purposes of this table, interest income, net interest margin and net interest spread are shown on a fully tax-equivalent basis.

	Year Ended December 31,								
	2023			2022			2021		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans[1]	$2,924,473	$176,627	6.04%	$2,612,161	$137,957	5.28%	$2,420,201	$120,545	4.98%
Investment securities – taxable	570,655	21,590	3.78%	594,405	15,010	2.53%	532,272	9,292	1.75%
Investment securities – non-taxable	185,205	4,901	2.65%	216,216	5,733	2.65%	219,385	5,872	2.68%
Other interest-earning assets[2]	223,152	9,973	4.47%	318,862	3,675	1.15%	336,081	565	0.17%
Total interest-earning assets	3,903,485	213,091	5.46%	3,741,644	162,375	4.34%	3,507,939	136,274	3.88%
Noninterest-earning assets	176,495			222,544			261,140		
Total assets	$4,079,980			$3,964,188			$3,769,079		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
NOW, savings and money market deposits	2,117,985	55,423	2.62%	1,889,888	13,013	0.69%	1,841,678	4,163	0.23%
Time deposits	321,205	9,564	2.98%	327,289	3,989	1.22%	329,509	4,130	1.25%
Short-term borrowings	84	5	5.95%	4	—	0.00%	8,045	5	0.06%
Notes payable & other longer-term borrowings	—	—	0.00%	—	—	0.00%	19,641	38	0.19%
Subordinated debt	75,458	4,018	5.32%	75,874	4,050	5.34%	75,699	4,056	5.36%
Junior subordinated deferrable interest debentures	46,393	3,276	7.06%	46,393	1,640	3.54%	46,393	880	1.90%
Total interest-bearing liabilities	2,561,125	72,286	2.82%	2,339,448	22,692	0.97%	2,320,965	13,272	0.57%
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	1,069,280			1,189,730			1,016,835		
Other liabilities	71,102			66,182			42,654		
Total noninterest-bearing liabilities	1,140,382			1,255,912			1,059,489		
Stockholders' equity	378,473			368,828			388,625		
Total liabilities and stockholders' equity	$4,079,980			$3,964,188			$3,769,079		

	Year Ended December 31,								
	2023			**2022**			**2021**		
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
	(Dollars in thousands)								
Net interest income	$140,805			$139,683			$123,002		
Net interest spread			2.64%			3.37%			3.31%
Net interest margin[3]			3.61%			3.73%			3.51%

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(1) Average loan balances include nonaccrual loans and loans held for sale.

(2) Includes income and average balances for interest-earning deposits at other banks, nonmarketable securities, federal funds sold and other miscellaneous interest-earning assets.

(3) Net interest margin is calculated as the annualized net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Change applicable to both volume and rate have been allocated to volume.

	Year Ended December 31, 2023 over 2022			Year Ended December 31, 2022 over 2021		
	Change due to:		**Total Variance**	**Change due to:**		**Total Variance**
	Volume	**Rate**		**Volume**	**Rate**	
	(Dollars in thousands)					
Interest-earning assets:						
Loans.	$16,494	$ 22,176	$38,670	$7,134	$10,278	$17,412
Investment securities – taxable	(600)	7,180	6,580	1,085	4,633	5,718
Investment securities – non-taxable. . .	(822)	(10)	(832)	(85)	(54)	(139)
Other interest-earning assets.	(1,103)	7,401	6,298	(29)	3,139	3,110
Total increase (decrease) in interest income.	13,969	36,747	50,716	8,105	17,996	26,101
Interest-bearing liabilities:						
NOW, Savings, MMDAs	1,571	40,839	42,410	109	8,741	8,850
Time deposits	(74)	5,649	5,575	(28)	(113)	(141)
Short-term borrowings	—	5	5	(5)	—	(5)
Notes payable & other borrowings . . .	—	—	—	(38)	—	(38)
Subordinated debt.	(22)	(10)	(32)	9	(15)	(6)
Junior subordinated deferrable interest debentures	—	1,636	1,636	—	760	760
Total increase (decrease) interest expense:.	1,475	48,119	49,594	47	9,373	9,420
Increase (decrease) in net interest income.	$12,494	$(11,372)	$ 1,122	$8,058	$ 8,623	$16,681

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Net interest income for the year ended December 31, 2023 was $139.7 million compared to $138.5 million for the year ended December 31, 2022, an increase of $1.3 million, or 0.9%. The increase in net interest income in 2023 was comprised of a $50.9 million, or 31.6%, increase in interest income, partially offset by a $49.6 million, or 218.6%, increase in interest expense. The growth in interest income was primarily attributable to increases of $38.6 million in loan interest income and $12.2 million in interest income from securities and other interest-earning assets. The increase in loan interest income was primarily due to growth of $312.3 million in average loans outstanding and the rising interest rate environment. The increase in interest income on securities and other interest-earning assets was primarily due to rising market interest rates.

The $49.6 million increase in interest expense for the year ended December 31, 2023 was primarily related to a 185 basis points increase in the rate paid on interest-bearing liabilities and an increase of $221.7 million in average interest-bearing liabilities over the same period in 2022. The rise in rates was largely attributed to the Federal Open Market Committee ("FOMC") of the Board of Governors of the Federal Reserve repeatedly raising their target benchmark interest rate, resulting in federal funds rate increases of 525 basis points between March of 2022 and July of 2023.

For the year ended December 31, 2023, net interest margin and net interest spread were 3.61% and 2.64%, respectively, compared to 3.73% and 3.37% for the same period in 2022, respectively, which reflects the changes in interest income and interest expense discussed above.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Net interest income for the year ended December 31, 2022 was $138.5 million compared to $121.8 million for the year ended December 31, 2021, an increase of $16.7 million, or 13.7%. The increase in net interest income in 2022 was comprised of a $26.1 million, or 19.4%, increase in interest income, partially offset by a $9.4 million, or 71.0%, increase in interest expense. The increase in interest income was primarily attributable to increases of $17.4 million in loan interest income and $8.7 million in interest income from securities and other interest-earning assets. The increase in loan interest income was primarily due to growth of $192.0 million in average loans outstanding and the rising interest rate environment, partially offset by decreases of $102.9 million in average Paycheck Protection Program ("PPP") loans and $6.3 million in the PPP-related interest and fees. The increase in interest income on securities and other interest-earning assets was primarily due to securities purchases and rising market interest rates. During the years ended December 31, 2022 and 2021, the Company recognized $2.0 million and $8.3 million, respectively, in PPP-related interest and fees.

The $9.4 million increase in interest expense for the year ended December 31, 2022 was primarily related to a 40 basis points increase in the rate paid on interest-bearing liabilities and an increase of $18.5 million in average interest-bearing liabilities over the same period in 2021. The rise in rates was largely attributed to the FOMC repeatedly raising their target benchmark interest rate, resulting in federal funds rate increases of 425 basis points between March and December of 2022.

For the year ended December 31, 2022, net interest margin and net interest spread were 3.73% and 3.37%, respectively, compared to 3.51% and 3.31% for the same period in 2021, respectively, which reflects the changes in interest income and interest expense discussed above.

Provision for Credit losses

Credit risk is inherent in the business of making loans. We establish an allowance for credit losses ("ACL") through charges to earnings, which are shown in the consolidated statements of comprehensive income (loss) as the provision for credit losses. Credit losses on loans are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. The provision for credit losses is determined by conducting a quarterly evaluation of the adequacy of our ACL and charging the shortfall or excess, if any, to the current quarter's expense. This has the effect of creating variability in the amount and frequency of charges to our earnings. The provision for credit losses and the amount of allowance for each period are dependent upon many factors, including loan growth, net charge offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market areas. See "Financial Statements and Supplementary Data – Note 1. Summary of Significant Accounting Policies" in the notes to our consolidated financial statements included elsewhere in this Report for more detailed discussion.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

The provision for credit losses for the year ended December 31, 2023 was $4.6 million compared to ($2.6) million for the year ended December 31, 2022. The provision during the year ended December 31, 2023 was largely attributable to organic growth of $266.1 million in loans held for investment and net charge-offs of $2.0 million. Net charge-offs increased $1.8 million during 2023 as compared to 2022. The allowance for credit losses as a percentage of loans held for investment was 1.41% at December 31, 2023 and 1.43% at December 31, 2022. Further discussion of the allowance for credit losses is noted below.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

The provision for credit losses for the year ended December 31, 2022 was ($2.6) million compared to ($1.9) million for the year ended December 31, 2021. The decrease in the provision for credit losses for the year ended December 31, 2022 compared to the same period in 2021 was primarily due to improved credit metrics in the loan portfolio, specifically in the hotel segment, direct energy segment, and other Permian Basin-related credits, and a decline in the amount of loans that were actively under a pandemic-related modification, partially offset by growth of $310.5 million in loans held for investment. Net charge-offs decreased $1.3 million during 2022 as compared to 2021. The allowance for credit losses as a percentage of loans held for investment was 1.43% at December 31, 2022 and 1.73% at December 31, 2021. Further discussion of the allowance for credit losses is noted below.

Noninterest Income

While interest income remains the largest single component of total revenues, noninterest income is an important contributing component. The largest portion of our noninterest income is associated with our mortgage banking activities. Other sources of noninterest income include service charges on deposit accounts, bank card services and interchange fees. Prior to the sale of Windmark in 2023, income from insurance activities also comprised a large portion of noninterest income.

The following table sets forth the major components of our noninterest income for the periods indicated:

	Year Ended December 31, 2023 over 2022			Year Ended December 31, 2022 over 2021		
	2023	2022	Increase (decrease)	2022	2021	Increase (decrease)
	(Dollars in thousands)					
Noninterest income:						
Service charges on deposit accounts............	$ 7,130	$ 6,829	$ 301	$ 6,829	$ 6,963	$ (134)
Income from insurance activities	1,515	10,826	(9,311)	10,826	8,314	2,512
Bank card services and interchange fees	13,323	12,946	377	12,946	12,239	707
Mortgage banking activities	13,817	31,370	(17,553)	31,370	59,726	(28,356)
Investment commissions	1,698	1,825	(127)	1,825	1,934	(109)
Fiduciary income	2,433	2,390	43	2,390	2,917	(527)
Gain on sale of subsidiary....................	33,778	—	33,778	—	—	—
Other income and fees[1].....................	5,532	9,959	(4,427)	9,959	5,376	4,583
Total noninterest income	$79,226	$76,145	$ 3,081	$76,145	$97,469	$(21,324)

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(1)   Other income and fees includes income and fees associated with the increase in the cash surrender value of life insurance, safe deposit box rental, check printing, collections, legal settlements, wire transfer, Small Business Investment Company ("SBIC") investments, and other miscellaneous services.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Noninterest income for the year ended December 31, 2023 was $79.2 million compared to $76.1 million for the year ended December 31, 2022, an increase of $3.1 million, or 4.0%. Significant changes in the components of noninterest income are detailed below.

Mortgage banking activities - Income from mortgage banking activities decreased $17.6 million, or 56.0%, to $13.8 million for the year ended December 31, 2023 from $31.4 million for the year ended December 31, 2022. This decrease was primarily a result of a decrease of $276.4 million, or 46.2%, in mortgage loan originations in the current year as compared to the prior year as mortgage interest rates were at higher levels during 2023. There was also a $2.4 million decrease in the fair value of the Company's mortgage servicing rights portfolio for the year ended December 31, 2023 as compared to a $4.7 million increase for the same period in 2022, given the changes in market interest rates during the periods.

Income from insurance activities - Due to the sale of Windmark in the second quarter of 2023, there was a decline of $9.3 million in income from insurance activities for year ended December 31, 2023 as compared to the same period in 2022.

Other income and fees - Other noninterest income and fees decreased $4.4 million for the year ended December 31, 2023 compared to the same period in 2022 largely as a result of earnings on SBIC investments of $310 thousand during 2023 as compared to $2.3 million during 2022, and $2.1 million of income related to legal settlements recorded in the third quarter of 2022.

Gain on sale of subsidiary - A $33.8 million gain from the sale of Windmark was recorded in 2023.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Noninterest income for the year ended December 31, 2022 was $76.1 million compared to $97.5 million for the year ended December 31, 2021, a decrease of $21.3 million, or 21.9%. Significant changes in the components of noninterest income are detailed below.

Mortgage banking activities - Income from mortgage banking activities decreased $28.4 million, or 47.5%, to $31.4 million for the year ended December 31, 2022 from $59.7 million for the year ended December 31, 2021. The decrease was primarily the result of a reduction of $838.6 million, or 58.4%, in mortgage loan originations for the year ended December 31, 2022, compared to the year ended December 31, 2021, driven by rising mortgage interest rates during 2022 and the departure of several mortgage loan originators during the first quarter of 2022 and a decline in gain on sale margins. This decrease was partially offset by increases of $3.2 million in the fair value adjustment and $1.0 million in servicing income for the Company's mortgage servicing rights portfolio.

Income from insurance activities - Income from insurance activities grew $2.5 million during 2022 compared to 2021. This was a result of both an increase in base premiums and profit-sharing bonuses.

Other income and fees - Other noninterest income and fees increased $4.6 million for the year ended December 31, 2022 compared to the same period in 2021, largely as a result of increased earnings from SBIC investments of $2.3 million and $2.1 million in legal settlements during 2022.

Noninterest Expense

The following table sets forth the major components of our noninterest expense for the periods indicated:

	Year Ended December 31, 2023 over 2022			Year Ended December 31, 2022 over 2021		
	2023	2022	Increase (decrease)	2022	2021	Increase (decrease)
			(Dollars in thousands)			
Noninterest expense:						
Salaries and employee benefits	$ 79,377	$ 86,323	$(6,946)	$ 86,323	$ 93,360	$(7,037)
Occupancy expense, net.	16,102	15,987	115	15,987	14,560	1,427
Professional services	6,433	9,740	(3,307)	9,740	6,752	2,988
Marketing and development.	3,453	3,614	(161)	3,614	3,225	389
IT and data services	3,410	3,780	(370)	3,780	4,007	(227)
Bankcard expenses	5,557	5,376	181	5,376	4,995	381
Appraisal expenses.	1,087	1,747	(660)	1,747	3,248	(1,501)
Realized loss on sale of securities.	3,409	—	3,409	—	—	—
Other expenses[1]	16,118	17,522	(1,404)	17,522	17,883	(361)
Total noninterest expense.	$134,946	$144,089	$(9,143)	$144,089	$148,030	$(3,941)

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(1) Other expenses include items such as banking regulatory assessments, telephone expenses, postage, courier fees, directors' fees, and insurance.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Noninterest expense for the year ended December 31, 2023 was $134.9 million compared to $144.1 million for the year ended December 31, 2022, a decrease of $9.1 million, or 6.3%. Significant changes in the components of noninterest expense are detailed below.

Salaries and employee benefits - Salaries and employee benefits decreased $6.9 million, or 8.0%, from $86.3 million for the year ended December 31, 2022 to $79.4 million for the year ended December 31, 2023. This was primarily driven by approximately $6.7 million in lower mortgage personnel costs, due to the reduction in mortgage loan originations and operations. Also, there was lower core Windmark personnel costs of $4.5 million due to the sale, partially offset by Windmark transaction and related incentive-based compensation expenses incurred in the first and second quarters of 2023.

Professional services - Professional services decreased $3.3 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily from a reduction of $2.7 million in legal fees incurred largely as a result of a vendor dispute, which was resolved and accounted for by the end of 2022.

Loss on sale of securities - The Company sold approximately $56.2 million of available for sale securities in the second quarter of 2023. This resulted in a loss on sale of $3.4 million.

Other expenses – Other noninterest expenses declined $1.4 million in the current year primarily from reduced expenses from mortgage operations, as mortgage originations declined, and Windmark expenses, due to the sale. Additionally, the FDIC assessment increased approximately $636 thousand as the assessment rates charged by the FDIC were increased as well as growth in the assessment base for the year ended December 31, 2023 as compared to the same period in 2022.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Noninterest expense for the year ended December 31, 2022 was $144.1 million compared to $148.0 million for the year ended December 31, 2021, a decrease of $3.9 million, or 2.7%.

Salaries and employee benefits - Salaries and employee benefits decreased $7.0 million, or 7.5%, from $93.4 million for the December 31, 2021 to $86.3 million for the year ended December 31, 2022. This decrease in salaries and employee benefits expense was primarily driven by lower mortgage commissions of $10.3 million and reduced related supporting personnel expenses due to the contraction in mortgage loan originations, partially offset by an increase of $1.0 million in variable insurance commission expense and additional expense for commercial lenders hired as part of a planned initiative.

Occupancy expense, net - There was a rise of $1.4 million in occupancy expense primarily related to property repair and maintenance on banking house properties for the year ended December 31, 2022, compared to the same period in 2021.

Professional services - Professional services increased $3.0 million for the year ended December 31, 2022, compared to the same period in 2021. The increase was largely attributable to additional legal fees of $2.6 million as a result of vendor dispute legal proceedings and other legal matters.

Appraisal expenses – Appraisal expenses declined $1.5 million for the year ended December 31, 2022, compared to the same period in 2021 primarily as a result of the overall decline in new mortgage loan originations.

Financial Condition

Our total assets increased $260.7 million, or 6.6%, to $4.20 billion at December 31, 2023 as compared to $3.94 billion at December 31, 2022. Our loans held for investment increased $266.1 million, or 9.7%, to $3.01 billion at December 31, 2023, compared to $2.75 billion at December 31, 2022. Total deposits increased $219.7 million, or 6.5% to $3.63 billion at December 31, 2023, compared to $3.41 billion at December 31, 2022. The increase in loans was primarily the continued result of organic growth of the Company from strong loan demand. The growth in deposits came both organically and from brokered deposits.

Loan Portfolio

Our loans represent the largest portion of earning assets, greater than our securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company's financial condition. We originate substantially all of the loans in our portfolio, except certain loan participations that are independently underwritten by the Company prior to purchase.

Loans held for investments increased $266.1 million, or 9.7%, to $3.01 billion at December 31, 2023 as compared to $2.75 billion at December 31, 2022. This increase in our loans was primarily the result of organic net loan growth based on strong loan demand. The organic loan growth remained relationship-focused and occurred primarily in commercial real estate loans, residential mortgage loans, and commercial loans, partially offset by decreases in consumer auto loans and residential construction loans.

The following table shows the contractual maturities of our loans held for investment portfolio at December 31, 2023:

	Due in One Year or Less	Due after One Year Through Five Years	Due after Five Years Through Fifteen Years	Due after Fifteen Years	Total
	(Dollars in thousands)				
Commercial real estate	$110,563	$ 597,520	$288,569	$ 84,404	$1,081,056
Commercial - specialized	130,836	115,520	74,148	51,872	372,376
Commercial - general	77,012	166,654	149,795	123,900	517,361
Consumer:					
1-4 family residential	32,425	92,820	80,478	329,008	534,731
Auto loans	3,074	192,825	109,372	—	305,271
Other consumer	8,487	46,961	18,720	—	74,168
Construction	108,663	15,072	1,324	4,131	129,190
Total loans	$471,060	$1,227,372	$722,406	$593,315	$3,014,153

The following table shows the distribution between fixed and adjustable interest rate loans for maturities greater than one year as of December 31, 2023:

	Fixed Rate	Adjustable Rate
	(Dollars in thousands)	
Commercial real estate	$ 438,873	$ 531,620
Commercial - specialized	90,848	150,692
Commercial - general	160,529	279,820
Consumer:		
1-4 family residential	307,699	194,607
Auto loans	302,197	—
Other consumer	65,681	—
Construction	11,112	9,415
Total loans	$1,376,939	$1,166,154

At December 31, 2023, there was $1.48 billion in adjustable rate loans, with $727.3 million of these loans that mature or reprice in the next twelve months. Of these loans that mature or reprice in the next twelve months, $484.7 million will reprice immediately upon changes in the underlying index rate, with the remaining $242.6 million being subject to rate ceilings, floors above the current index, or a future repricing date. The *Wall Street Journal* prime rate is the predominate index used by the Bank.

The Bank is primarily involved in real estate, commercial, agricultural and consumer lending activities with customers throughout Texas and Eastern New Mexico. We have a collateral concentration as 72.7% of our loans were secured by real property as of December 31, 2023, compared to 69.8% as of December 31, 2022. We believe that these loans are not concentrated in any one single property type and that they are geographically dispersed throughout the areas we serve. Although the Bank has diversified portfolios, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions of the markets in which it operates, which consist primarily of agribusiness, wholesale/retail, oil and gas and related businesses, healthcare industries and institutions of higher education. Commercial real estate loans represent 40.1% of loans held for investment as of December 31, 2023 and represented 38.7% of loans held for investment as of December 31, 2022. Further, these loans are geographically diversified, primarily throughout the state of Texas as well as Eastern New Mexico.

We have established concentration limits in the loan portfolio for commercial real estate loans and unsecured lending, among other loan types. All loan types are within established limits. We use underwriting guidelines to assess the borrowers' historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower's deteriorating financial condition, should that occur.

Commercial Real Estate. Our commercial real estate portfolio includes loans for commercial property that is owned by real estate investors, construction loans to build owner-occupied properties, and loans to developers of commercial real estate investment properties and residential developments. Commercial real estate loans are subject to underwriting standards and processes similar to our commercial loans. These loans are underwritten primarily based on projected cash flows for income-producing properties and collateral values for non-income-producing properties. The repayment of these loans is generally dependent on the successful operation of the property securing the loans or the sale or refinancing of the property. Real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing our real estate portfolio are diversified by type and geographic location. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Commercial real estate loans increased $161.7 million, or 17.6%, to $1.08 billion as of December 31, 2023 from $919.4 million as of December 31, 2022. The increase was primarily driven by an increase of $52.0 million in commercial and residential land development loans, an increase of $57.7 million in multi-family property loans, and an increase of $66.8 million in office, commercial and retail tenant loans.

Commercial – General and Specialized. Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably. Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed, and to ensure appropriate collateral is obtained to secure the loan. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as real estate, accounts receivable, or inventory, and typically include personal guarantees. Owner-occupied real estate is included in commercial loans, as the repayment of these loans is generally dependent on the operations of the commercial borrower's business rather than on income-producing properties or the sale of the properties. Commercial loans are grouped into two distinct sub-categories: specialized and general. Commercial related loans that are considered "specialized" include agricultural production and real estate loans, energy loans, and finance, investment, and insurance loans. Commercial related loans that contain a broader diversity of borrowers, sub-industries, or serviced industries are grouped into the "general category." These include goods, services, restaurant & retail, construction, and other industries. Performance of these loans is subject to operating and cash flow results of the borrower, with risk in the volatility of operating results for particular industries.

Commercial general loans increased $32.6 million, or 6.7%, to $517.4 million as of December 31, 2023 from $484.8 million as of December 31, 2022. The increase in commercial general loans was primarily due to organic loan growth in other industry loans of $49.7 million, partially offset by a decrease of $18.6 million in construction company loans.

Commercial specialized loans increased $44.9 million, or 13.7%, to $372.4 million as of December 31, 2023 from $327.5 million as of December 31, 2022. This increase was primarily due to growth of $38.3 million in seasonal agricultural production loans and farmland loans and an increase of $25.5 million in direct energy loans, partially offset by a reduction of $19.3 million in finance, investment, and insurance loans.

Consumer. We utilize a computer-based credit scoring analysis to supplement our policies and procedures in underwriting consumer loans. Our loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimize our risk. Residential real estate loans are included in consumer loans. We generally require mortgage title insurance and hazard insurance on these residential real estate loans. All consumer loans are generally dependent on the risk characteristics of the borrower's ability to repay the loan, a consideration of the debt to income ratio, employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral.

Consumer and other loans increased $51.3 million, or 5.9%, to $914.2 million as of December 31, 2023, from $862.9 million as of December 31, 2022. The increase in these loans was primarily a result of a $74.6 million increase in residential mortgage loans, partially offset by a reduction of $16.2 million in consumer auto loans. As of December 31, 2023, our consumer loan portfolio was comprised of $534.7 million in 1-4 family residential loans, $305.3 million in auto loans, and $74.2 million in other consumer loans.

Construction. Loans for residential construction are for single-family properties to developers, builders, or end-users. These loans are underwritten based on estimates of costs and completed value of the project. Funds are advanced based on estimated percentage of completion for the project. Performance of these loans is affected by economic conditions as well as the ability to control costs of the projects.

Construction loans decreased $24.3 million, or 15.8%, to $129.2 million as of December 31, 2023 from $153.5 million as of December 31, 2022. The decrease resulted from reduced demand for residential construction as interest rate levels remained elevated and projects were completed and sold.

Non-owner occupied office real estate loans are included in commercial real estate loans and totaled $131.9 million at December 31, 2023. Owner occupied office real estate loans are included in commercial loans and totaled $56.9 million at December 31, 2023.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit to our customers is represented by the contractual or notional amount of those instruments. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The amount and nature of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the potential borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private short-term borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.

The following table summarizes commitments we have made as of the dates presented.

	December 31,	
	2023	2022
	(Dollars in thousands)	
Commitments to grant loans and unfunded commitments under lines of credit	$598,800	$682,296
Standby letters of credit	11,503	13,864
Total	$610,303	$696,160

Allowance for Credit Losses

As discussed in Note 1 - Summary of Significant Accounting Policies in the accompanying notes to consolidated financial statements, our policies and procedures related to accounting for credit losses changed effective January 1, 2023, as we adopted the accounting standard update as codified in Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") Financial Instruments - Credit Losses. The amount of allowance represents management's best estimate of current expected credit losses ("CECL") on these financial instruments over the contractual term of the instrument. Upon adoption, we recognized a cumulative effect adjustment to the ACL for loans and off-balance sheet credit exposures of $1.3 million. The CECL model requires recording life-of-loan projected losses in the loan portfolio based on future economic events and related loan portfolio credit performance. The prior accounting standard recorded reserves based on incurred losses at the balance sheet date.

The ACL for loans is established for future expected credit losses through a provision for credit losses charged to earnings. Management evaluates the appropriate level of the ACL on a quarterly basis. The analysis takes into consideration the results of an ongoing loan review process, the purpose of which is to determine the level of credit risk within the portfolio and to ensure proper adherence to underwriting and documentation standards. Additional allowances are provided to those loans which appear to represent a greater than normal exposure to risk. The quality of the loan portfolio and the adequacy of the ACL is assessed by regulatory examinations and the Company's internal and external loan reviews. The ACL consists of two elements: (1) specific valuation allowances established for expected losses on specifically analyzed loans and (2) collective valuation allowances calculated using comparable and quantifiable information from both internal and external sources about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Expected credit losses are estimated over the contractual term of the loans and adjusted for expected prepayments.

To determine the adequacy of the ACL on loans, the Company applied a dual credit risk rating ("DCRR") methodology that estimates each loan's probability of default and loss given default to calculate the expected credit loss to non-analyzed loans. The DCRR process quantifies the expected credit loss at the loan level for the entire loan portfolio. Loan grades are assigned by a customized scorecard that risk rates each loan based on multiple probability of default and loss given default elements to measure the risk of the loan portfolio. The ACL estimate incorporates the Company's DCRR loan level risk rating methodology and the expected default rate frequency term structure to derive loan level life of loan estimates of credit losses for every loan in the portfolio. The estimated credit loss for each loan is adjusted based on one-year through the cycle estimate of expected credit loss to a life of loan measurement that reflects current conditions and forecasts. The life of loan expected loss is determined using the contractual weighted average life of the loan adjusted for prepayments. Prepayment speeds are determined by grouping the loans into pools based on segments and risk rating. After the life of loan expected losses are determined, they are adjusted to reflect the Company's reasonable and supportable economic forecast over a selected range of a one to two years. The Company has developed regression models to project net charge-off rates based on macroeconomic variables ("MEVs"), typically a one-year period is used. MEV's considered in the analysis consist of data gathered from the St. Louis Federal Reserve Research Database ("FRED"), such as, federal funds rate, 10-year treasury rates, 30-year mortgage rates, crude oil prices, consumer price index, housing price index, unemployment rates, housing starts, gross domestic product, and disposable personal income. These regression models are applied to the Company's economic forecast to determine the corresponding net charge-off rates. The projected net charge-off rates for the given economic scenario are used to adjust the through the cycle expected losses. Qualitative adjustments are also made to ACL results for additional risk factors that are relevant in assessing the expected credit losses within our loan segments. These qualitative factor ("Q-Factor") adjustments may increase or decrease management's estimate of the ACL by a calculated percentage based upon the estimated level of perceived risk within a particular segment. Q-Factor risk decisions consider concentrations of the loan portfolio, expected changes to the economic forecasts, large relationships, and other factors related to credit administration, such as borrower's risk rating and the potential effect of delayed credit score migrations. Management quantifiably identifies segment percentage Q-Factor adjustments using a scorecard risk rating system scaled to historical loss experience within a segment and management's perceived risk for that particular segment. In addition to the loan level evaluations, nonaccrual loans with a balance of $250 thousand or more are individually analyzed based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the above threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan category.

The allowance for credit losses was $42.4 million at December 31, 2023 compared to $39.3 million at December 31, 2022, an increase of $3.1 million, or 7.8%. The increase was primarily a result of a provision for credit losses of $5.0 million being recorded during 2023 based on growth in the loan portfolio and net charge-offs of $2.0 million during 2023.

The following table provides an analysis of the ACL for loans and other data during the periods indicated.

	As of or for the Year Ended December 31,		
	2023	2022	2021
	(Dollars in thousands)		
Average loans outstanding during period[1]			
Commercial real estate	$988,121	$817,365	$705,516
Commercial – specialized	350,940	351,598	336,754

	As of or for the Year Ended December 31,		
	2023	2022	2021
	(Dollars in thousands)		
Commercial – general	517,242	476,553	490,945
Consumer:			
1-4 family residential	512,149	409,023	374,609
Auto loans	317,465	285,493	227,301
Other consumer	78,842	85,881	68,106
Construction	140,460	150,072	124,840
Loans held for sale	19,254	36,176	92,130
Total average loans outstanding during period	$2,924,473	$2,612,161	$2,420,201
Net charge-offs (recoveries) during the period			
Commercial real estate	$ —	$ (418)	$ (109)
Commercial – specialized	(164)	(807)	11
Commercial – general	292	(122)	459
Consumer:			
1-4 family residential	(5)	100	44
Auto loans	691	364	483
Other consumer	861	913	653
Construction	319	161	(4)
Total net charge-offs (recoveries) during the period	$ 1,994	$ 191	$ 1,537
Total loans held for investment outstanding	$3,014,153	$2,748,081	$2,437,577
Nonaccrual loans	$ 3,242	$ 5,802	$ 9,518
Allowance for credit losses	$ 42,356	$ 39,288	$ 42,098
Ratio of allowance to total loans held for investment	1.41%	1.43%	1.73%
Ratio of allowance to nonaccrual loans	1,306.48%	677.15%	442.30%
Ratio of nonaccrual loans to total loans held for investment	0.11%	0.21%	0.39%
Ratio of net charge-offs (recoveries) to average loans during the period			
Commercial real estate	—	(0.05)%	(0.02)%
Commercial – specialized	(0.05)%	(0.23)%	—
Commercial – general	0.06%	(0.03)%	0.09%
Consumer:			
1-4 family residential	—	0.02%	0.01%
Auto loans	0.22%	0.13%	0.21%
Other consumer	1.09%	1.06%	0.96%
Construction	0.23%	0.11%	—
Total ratio of net charge-offs (recoveries) to average loans during the period	0.07%	0.01%	0.06%

_____

(1) Average outstanding balances include loans held for sale.

Net charge-offs totaled $2.0 million and were 0.07% of average loans outstanding for the year ended December 31, 2023, compared to $0.2 million and 0.01% for the year ended December 31, 2022. Gross charge-offs increased $320 thousand and recoveries decreased $1.5 million for the year ended December 31, 2023 compared to the same period in 2022. The increase in charge-offs was primarily attributable to an increase of $380 thousand in consumer auto loan charge-offs in 2023, while the decrease in recoveries was mainly due to a $822 thousand recovery on an energy relationship and a $400 thousand recovery on a commercial real estate loan during 2022. The allowance for credit losses as a percentage of loans held for investment was 1.41% at December 31, 2023 and 1.43% at December 31, 2022.

While the entire ACL for loans is available to absorb losses from any part of our loan portfolio, the following table sets forth the allocation of the ACL for loans for the periods presented and the percentage of allowance in each classification to total allowance:

	As of December, 31					
	2023		2022		2021	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
		(Dollars in thousands)				
Commercial real estate.............................	$15,808	37.3%	$13,029	33.1%	$17,245	41.0%
Commercial – specialized	4,020	9.5%	3,425	8.7%	4,363	10.4%
Commercial – general	6,391	15.1%	9,215	23.5%	8,466	20.1%
Consumer:						
1-4 family residential	9,177	21.7%	6,194	15.8%	5,268	12.5%
Auto loans.....................................	3,601	8.5%	3,926	10.0%	3,653	8.7%
Other consumer.................................	968	2.3%	1,376	3.5%	1,357	3.2%
Construction	2,391	5.6%	2,123	5.4%	1,746	4.1%
Total allowance for credit losses	$42,356	100.0%	$39,288	100.0%	$42,098	100.0%

Asset Quality

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

Loans that exhibit characteristics different from their pool characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective ACL evaluation. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan's principal balance is deemed collectible. Depending on a particular loan's circumstances, we analyze loans for specific allowance based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The specific allowance amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned ("OREO") until sold and is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. OREO and repossessed assets are reported as foreclosed assets.

Nonperforming loans include nonaccrual loans and loans past due 90 days or more. Nonperforming assets consist of nonperforming loans plus foreclosed assets.

At December 31, 2023, our total nonaccrual loans were $3.2 million, or 0.11% of total loans held for investment, as compared to $5.8 million, or 0.21% of total loans held for investment, at December 31, 2022. These loans within this amount that exceeded $250 thousand were specifically analyzed and specific valuation allowances were established as necessary and included in the ACL for loans as of December 31, 2023 to cover any probable loss. The decrease in the year ended December 31, 2023 was primarily due to one $2.6 million loan that was removed from nonaccrual status during the second quarter of 2023. This was a result of principal paydowns and continued sustained payment performance.

Nonperforming loans were $5.2 million at December 31, 2023 and $7.8 million at December 31, 2022. This decrease of $2.6 million is due to the improvement in one nonaccrual loan noted above.

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extensions, an other than insignificant payment delay, or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the ACL for loans. Typically, one type of concession, such as term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. In some cases, the Company provides multiple types of concessions on one loan. The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Upon the Company's determination that a modified loan has subsequently been deemed to not be fully collectible, the uncollectible amount is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the ACL for loans is adjusted by the same amount.

If a borrower on a restructured accruing loan has demonstrated performance under the previous terms, is not experiencing financial difficulty and shows the capacity to continue to perform under the restructured terms, the loan will remain on accrual status. Otherwise, the loan will be placed on nonaccrual status until the borrower demonstrates a sustained period of performance, which generally requires six consecutive months of payments.

Securities Portfolio

The securities portfolio is the second largest component of the Company's interest-earning assets, and the structure and composition of this portfolio is important to an analysis of the financial condition of the Company. The securities portfolio serves the following purposes: (i) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (ii) it provides liquidity to even out cash flows from the loan and deposit activities of customers; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of the Company; and (iv) it is an alternative interest-earning asset when loan demand is weak or when deposits grow more rapidly than loans.

The securities portfolio consists of securities classified as either held-to-maturity or available-for-sale. Securities consist primarily of state and municipal securities, mortgage-backed securities and U.S. government sponsored agency securities. We determine the appropriate classification at the time of purchase. All held-to-maturity securities are reported at amortized cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. All available-for-sale securities are reported at fair value.

Total securities at December 31, 2023 were $622.8 million, representing a decrease of $78.9 million, or 11.3%, compared to $701.7 million at December 31, 2022. The decrease was primarily due to a $20.7 million decline in the unrealized loss on available for sale securities and the sale of $56.2 million securities during 2023.

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. During the year ended December 31, 2023, the fair value adjustment to the Company's available for sale securities increased $20.7 million after declining by $114.4 million during 2022 as a result of the significant increase in market interest rates. At December 31, 2023, the Company evaluated whether the decline in fair value has resulted from credit losses or other factors. Within this evaluation, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by rating agency, and adverse conditions specifically related to the security, among other factors. Based on management's evaluation no unrealized losses on securities were determined to be due to credit loss. Additionally, we anticipate full recovery of amortized cost with respect to these securities by maturity, or sooner in the event of a more favorable market interest rate environment. We do not intend to sell these securities and it is not probable that we will be required to sell them before recovery of the amortized cost basis, which may be at maturity, thus no ACL or losses have been recognized or realized in the consolidated financial statements for securities in the portfolio.

The following table sets forth certain information regarding contractual maturities and the weighted average yields of our investment securities as of the date presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligation with or without call or prepayment penalties.

	As of December 31, 2023							
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Ten Years		Due after Ten Years	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)							
Available-for-sale								
State and municipal	$735	3.65%	$6,112	1.73%	$ 4,897	2.15%	$191,070	2.28%
Residential mortgage-backed securities	—	—	3,038	2.02%	920	2.91%	347,293	2.20%
Commercial mortgage-backed securities	—	—	—	—	47,898	2.22%	—	—
Collateralized mortgage obligations	—	—	—	—	72,391	6.01%	—	—
Asset-backed and other amortizing securities	—	—	—	—	2,359	3.07%	16,117	2.79%
Other securities	—	—	—	—	12,000	4.47%	—	—
Total available-for-sale	$735	3.65%	$9,150	1.83%	$140,465	4.38%	$554,480	2.24%

Deposits

Deposits represent the Company's primary and most vital source of funds. We offer a variety of deposit products including demand deposits accounts, interest-bearing products, savings accounts and certificate of deposits. We put continued effort into gathering noninterest-bearing demand deposit accounts through loan production, customer referrals, marketing staffs, mobile and online banking and various involvements with community networks.

Total deposits at December 31, 2023 were $3.63 billion, representing an increase of $219.7 million, or 6.5%, compared to $3.41 billion at December 31, 2022. The increase in total deposits since December 31, 2022 came both organically and from brokered deposits with growth of $68.3 million and $151.4 million, respectively. As of December 31, 2023, 26.9% of total deposits were comprised of noninterest-bearing demand accounts, 63.0% of interest-bearing non-maturity accounts and 10.1% of time deposits. Interest-bearing non-maturity accounts included $206.9 million in brokered deposits, which represented 5.7% of total deposits at December 31, 2023.

The following table shows the deposit mix as of the dates presented:

	December 31, 2023		December 31, 2022	
	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 974,201	26.9%	$1,150,488	33.8%
NOW and other transaction accounts	562,066	15.5%	350,910	10.3%
Money market and other savings	1,722,170	47.5%	1,618,833	47.5%
Time deposits	367,716	10.1%	286,199	8.4%
Total deposits	$3,626,153	100.0%	$3,406,430	100.0%

The following table summarizes our average deposit balances and weighted average rates for the periods indicated:

	2023		2022		2021	
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
	(Dollars in thousands)					
Noninterest-bearing deposits	$1,069,280	—%	$1,189,730	—%	$1,016,835	—%
Interest-bearing deposits:						
NOW and interest-bearing demand accounts	401,075	2.93%	352,791	0.59%	355,274	0.03%
Savings accounts	145,758	0.87%	151,128	0.32%	132,426	0.09%
Money market accounts	1,571,152	2.70%	1,385,969	0.75%	1,353,978	0.29%
Time deposits	321,205	2.98%	327,289	1.22%	329,509	1.25%
Total interest-bearing deposits	2,439,190	2.66%	2,217,177	0.77%	2,171,187	0.38%
Total deposits	$3,508,470	1.85%	$3,406,907	0.50%	$3,188,022	0.26%

Time deposits issued in amounts of more than $250 thousand represent the type of deposit most likely to affect the Company's future earnings because of interest rate sensitivity. The effective cost of these funds is generally higher than other time deposits because the funds are usually obtained at premium rates of interest.

The scheduled maturities of time deposits of more than $250 thousand as of December 31, 2023 follows:

(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
	$78,777	$14,934	$53,727	$11,694	$159,132

The estimated amount of uninsured deposits as of December 31, 2023 was $918 million. This represented approximately 16% of total deposits and excludes $325 million of collateralized public fund deposits.

Borrowed Funds

In addition to deposits, we utilize advances from the FHLB and other borrowings as a supplementary funding source to finance our operations.

FHLB Advances. The FHLB allows us to borrow, both short and long-term, on a blanket floating lien status collateralized by first mortgage loans and commercial real estate loans as well as FHLB stock. At December 31, 2023 and 2022, we had total remaining borrowing capacity from the FHLB of $1.10 billion and $920.2 million, respectively. We had no FHLB borrowings during the years ended December 31, 2023 or 2022.

The Company has used FHLB letters of credit to pledge to certain public deposits. There were no FHLB letters of credit outstanding at December 31, 2023 and 2022.

Federal Reserve Bank of Dallas. The Bank has a line of credit with the FRB. The amount of the line is determined on a monthly basis by the Federal Reserve Bank. The line is collateralized by a blanket floating lien on all agriculture, commercial and consumer loans. The amount of the line was $595.4 million and $648.3 million at December 31, 2023 and 2022, respectively. There were no amounts outstanding on the FRB line of credit at December 31, 2023 and 2022. We had no long-term FRB borrowings during the years ended December 31, 2023 or 2022.

In addition, we have access to the Federal Reserve's Bank Term Funding Program ("BTFP"). As of December 31, 2023, the Company has not pledged any securities for the BTFP but has approximately $134 million of available securities that can be used as collateral for additional borrowings through the program.

Lines of Credit. The Bank has uncollateralized lines of credit with multiple banks as a source of funding for liquidity management. The total amount of the lines was $140.0 million and $160.0 million as of December 31, 2023 and 2022. The lines were not used, other than testing during the years ended December 31, 2023 and 2022.

Subordinated Debt

In December 2018, the Company issued $26.5 million in subordinated notes. Notes totaling $12.4 million (the "2028 Notes") have a maturity date of December 2028 and a weighted average fixed rate of 5.74% for the first five years.

The remaining $14.1 million of notes have a maturity date of December 2030 and a weighted average fixed rate of 6.41% for the first seven years. After the fixed rate periods, all notes will float at the *Wall Street Journal* prime rate, with a floor of 4.0% and a ceiling of 7.5%. These notes pay interest quarterly, are unsecured, and may be called by the Company at any time after the remaining maturity is five years or less. Additionally, these notes qualify for Tier 2 capital treatment, subject to regulatory limitations.

On November 8, 2023, the Company notified holders of its 2028 Notes that it had elected to redeem all the outstanding 2028 Notes effective on December 15, 2023 (the "Redemption Date"). Each of the 2028 Notes were redeemed pursuant to the terms of the Indenture, dated as of December 14, 2018, between the Company and Argent Trust Company, N.A., as trustee for the 2028 Notes (the "Trustee"), at the redemption price totaling approximately $12.4 million in aggregate principal amount, plus accrued and unpaid interest. As provided in the redemption notice, on the Redemption Date, the Trustee paid the relevant Redemption Price to the holders of 2028 Notes appearing on the books and records of the Trustee on the Redemption Date. The 2028 Notes ceased to represent the right to payment of principal and interest upon the payment to the holders of 2028 Notes by the Trustee representing the Redemption Price. The Company received all necessary regulatory approvals for the redemption of the 2028 Notes.

On September 29, 2020, the Company issued $50.0 million in subordinated notes. Proceeds were reduced by approximately $926 thousand in debt issuance costs. The notes have a maturity date of September 2030 with a fixed rate of 4.50% for the first five years. After the expiration of the fixed rate period, the notes will reset quarterly at a variable rate equal to the then current three-month Secured Overnight Financing Rate, as published by the Federal Reserve Bank of New York, plus 438 basis points. These notes pay interest semi-annually, are unsecured, and may be called by the Company at any time after the remaining maturity is five years or less. Additionally, these notes are intended to qualify for Tier 2 capital treatment, subject to regulatory limitations.

As of December 31, 2023, the total amount of subordinated debt outstanding was $64.1 million, less approximately $325 thousand of remaining debt issuance costs for a total balance of $63.8 million.

Junior Subordinated Deferrable Interest Debentures and Trust Preferred Securities. Between March 2004 and June 2007, the Company formed three wholly-owned statutory business trusts solely for the purpose of issuing trust preferred securities, the proceeds of which were invested in junior subordinated deferrable interest debentures. The trusts are not consolidated and the debentures issued by the Company to the trusts are reflected in the Company's consolidated balance sheets. The Company records interest expense on the debentures in its consolidated financial statements. The amount of debentures outstanding was $46.4 million at December 31, 2023 and 2022. The Company has the right, as has been exercised in the past, to defer payments of interest on the securities for up to twenty consecutive quarters. During such time, corporate dividends may not be paid. The Company is current in its interest payments on the debentures.

The chart below indicates certain information, as of December 31, 2023, about each of the statutory trusts and the junior subordinated deferrable interest debentures, including the date the junior subordinated deferrable interest debentures were issued, outstanding amounts of trust preferred securities and junior subordinated deferrable interest debentures, the maturity date of the junior subordinated deferrable interest debentures, the interest rates on the junior subordinated deferrable interest debentures and the investment banker.

Name of Trust	Issue Date	Amount of Trust Preferred Securities	Amount of Debentures	Stated Maturity Date of Trust Preferred Securities and Debentures[1]	Interest Rate of Trust Preferred Securities and Debentures[2][3]
		(Dollars in thousands)			
South Plains Financial Capital Trust III....	2004	$10,000	$10,310	2034	3-mo. CME Term SOFR + 291 bps; 8.32%
South Plains Financial Capital Trust IV....	2005	20,000	20,619	2035	3-mo. CME Term SOFR + 165 bps; 7.04%
South Plains Financial Capital Trust V	2007	15,000	15,464	2037	3-mo. CME Term SOFR + 176 bps; 7.15%
Total............................		$45,000	$46,393		

---

(1) May be redeemed at the Company's option.

(2) Interest payable quarterly with principal due at maturity.

(3) Rate as of last reset date, prior to December 31, 2023.

Liquidity and Capital Resources

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances, and the FRB discount window. We had available borrowing capacity of up to approximately $1.83 billion through the FHLB, the FRB's discount window, and access to the BTFP at December 31, 2023, which includes the unused line with the FHLB of $1.10 billion and the unused line with the FRB of $595.4 million. We have not pledged any securities for the BTFP but have approximately $134 million of available securities that can be used as collateral. Additionally, we have uncollateralized lines with multiple banks totaling $140 million at December 31, 2023. These lines are not guaranteed and we are not placing reliance on them.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

Capital

Total stockholders' equity increased to $407.1 million as of December 31, 2023, compared to $357.0 million as of December 31, 2022. The increase from December 31, 2022 was primarily the result of $62.7 million in net earnings and a decrease in the accumulated other comprehensive loss of $13.4 million, partially offset by repurchases of common stock of $17.8 million, and by $8.7 million in dividends paid for the year ended December 31, 2023.

We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for ''prompt corrective action'' (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Qualitative measures established by regulation to ensure capital adequacy required us to maintain minimum amounts and ratio of common equity tier 1 (''CET1'') capital, tier 1 capital and total capital to risk-weighted assets and of tier 1 capital to average consolidated assets, referred to as the ''leverage ratio.''

The risk-based capital ratios measure the adequacy of a bank's capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for ''prompt corrective action'' or other regulatory enforcement action. In assessing a bank's capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level of earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management's overall ability to monitor and control risks.

At December 31, 2023, both we and the Bank met all the capital adequacy requirements to which we and the Bank were subject. At December 31, 2023, we and the Bank were ''well capitalized'' under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred since December 31, 2023 that would materially adversely change such capital classifications. From time to time, we may need to raise additional capital to support our and the Bank's further growth and to maintain our ''well capitalized'' status.

The table below also summarizes the capital requirements applicable to us and the Bank in order to be considered ''well-capitalized'' from a regulatory perspective, as well as our and the Bank's capital ratios as of the dates indicated.

	Actual		Minimum Capital Requirement with Capital Buffer		Minimum To be Considered Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2023:						
Total capital (to risk-weighted assets)						
Consolidated	$589,565	16.74%	$369,753	10.50%	N/A	N/A
Bank..................................	494,353	14.04%	369,635	10.50%	$352,033	10.00%
Tier 1 capital (to risk-weighted assets)						
Consolidated	482,044	13.69%	299,324	8.50%	N/A	N/A
Bank..................................	450,607	12.80%	299,228	8.50%	281,627	8.00%
CET 1 capital (to risk-weighted assets)						
Consolidated	437,044	12.41%	246,502	7.00%	N/A	N/A
Bank..................................	450,607	12.80%	246,423	7.00%	228,822	6.50%
Tier 1 capital (to average assets)						
Consolidated	482,044	11.33%	171,037	4.00%	N/A	N/A
Bank..................................	450,607	10.60%	170,945	4.00%	212,594	5.00%

	Actual		Minimum Capital Requirement with Capital Buffer		Minimum To be Considered Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2022:						
Total capital (to risk-weighted assets)						
Consolidated	$559,094	16.58%	$354,045	10.50%	N/A	N/A
Bank..................................	454,427	13.48%	353,967	10.50%	$337,112	10.00%
Tier 1 capital (to risk-weighted assets)						
Consolidated	443,265	13.15%	286,608	8.50%	N/A	N/A
Bank..................................	414,559	12.30%	286,545	8.50%	269,689	8.00%
CET 1 capital (to risk-weighted assets)						
Consolidated	398,265	11.81%	236,030	7.00%	N/A	N/A
Bank..................................	414,559	12.30%	235,978	7.00%	219,122	6.50%
Tier 1 capital (to average assets)						
Consolidated	443,265	11.03%	161,662	4.00%	N/A	N/A
Bank..................................	414,559	10.32%	161,574	4.00%	200,774	5.00%

Community Bank Leverage Ratio

On September 17, 2019, the federal banking agencies jointly finalized a rule to be effective January 1, 2020 and intended to simplify the regulatory capital requirements described above for qualifying community banking organizations that opt into the Community Bank Leverage Ratio (''CBLR'') framework, as required by Section 201 of the EGRRCPA. The final rule became effective on January 1, 2020, and the CBLR framework became available for banks to use beginning with their March 31, 2020 Call Reports. Under the final rule, if a qualifying community banking organization opts into the CBLR framework and meets all requirements under the framework, it will be considered to have met the well-capitalized ratio requirements under the ''prompt corrective action'' regulations described above and will not be required to report or calculate risk-based capital. In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off-balance sheet exposures and trading assets and liabilities. Although the Company and the Bank are qualifying community banking organizations, the Company and the Bank have elected not to opt in to the CBLR framework at this time and will continue to follow the Basel III capital requirements as described above.

Treasury Stock

The Company repurchased stock in accordance with its stock repurchase programs during 2023 and 2022. In 2023, we repurchased 685,638 shares of common stock for a total of $17.8 million. In 2022, we repurchased 859,802 shares of common stock for a total of $22.7 million See Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities", of this Report for further information.

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our interest rate risk policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Interest rate sensitivity involves the relationships between rate-sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on the Company's net interest income. Interest rate-sensitive assets and liabilities are those with yields or rates that are subject to change within a future time period due to maturity or changes in market rates. The model is used to project future net interest income under a set of possible interest rate movements. The Company's Investment/Asset Liability Committee ("ALCO Committee") reviews this information to determine compliance with the limits set by the Bank's board of directors.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the ALCO Committee, in accordance with policies approved by the Bank's board of directors. The ALCO Committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO Committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO Committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO Committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the model. All of the assumptions used in our analyses are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run a simulation model for a static balance sheet and other scenarios. These models test the impact on net interest income from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for gradual parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 7.5% for a 100 basis point shift, 15% for a 200 basis point shift, and 22.5% for a 300 basis point shift.

The following tables summarize the simulated change in net interest income over a 12-month horizon as of the dates indicated:

	As of December 31,	
	2023	2022
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Net Interest Income
+300	(10.02)	(1.50)
+200	(6.59)	(0.96)
+100	(3.21)	(0.61)
-100	3.35	(1.50)
-200	6.86	(2.81)

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this Report have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

The Company's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of the Company are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. However, other operating expenses do reflect general levels of inflation. Management seeks to manage the relationship between interest rate-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

Various information shown elsewhere in this Report will assist in the understanding of how well the Company is positioned to react to changing interest rates and inflationary trends. In particular, additional information related to the Company's interest rate-sensitive assets and liabilities is contained in this Item 7, ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' of this Report under the heading ''Interest Rate Sensitivity and Market Risk.''

Non-GAAP Financial Measures

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this Report as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the U.S. in our consolidated statements of comprehensive income(loss), balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this Report should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this Report may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this Report when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value per share is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share.

We believe that the tangible book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. We calculate tangible common equity, as described above, and tangible assets as total assets less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common stockholders' equity to total assets. We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total stockholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total stockholders' equity to tangible common equity and total assets to tangible assets and then presents book value per common share, tangible book value per common share, total stockholders' equity to total assets, and tangible common equity to tangible assets:

	As of December 31,		
	2023	2022	2021
	(Dollars in thousands)		
Total stockholders' equity	$ 407,114	$ 357,014	$ 407,427
Less: Goodwill and other intangibles	(21,744)	(23,857)	(25,403)
Tangible common equity	$ 385,370	$ 333,157	$ 382,024
Total assets	$ 4,204,793	$ 3,944,063	$ 3,901,855
Less: Goodwill and other intangibles	(21,744)	(23,857)	(25,403)
Tangible assets	$ 4,183,049	$ 3,920,206	$ 3,876,452
Shares outstanding	16,417,099	17,027,197	17,760,243
Total stockholders' equity to total assets	9.68%	9.05%	10.44%
Tangible common equity to tangible assets	9.21%	8.50%	9.85%
Book value per share	$ 24.80	$ 20.97	$ 22.94
Tangible book value per share	$ 23.47	$ 19.57	$ 21.51

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within the industry in which we operate. To prepare consolidated financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the consolidated financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our consolidated financial statements.

The Jumpstart Our Business Startups Act (the "JOBS Act") permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the consolidated financial statements included in this Report, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company's consolidated financial statements as of December 31, 2023.

Securities. Investment securities may be classified into trading, held-to-maturity, or available-for-sale portfolios. Securities that are held principally for resale in the near term are classified as trading. Securities that management has the ability and positive intent to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as trading or held-to-maturity are available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings, but included in the determination of other comprehensive income (loss). Management uses these assets as part of its asset/liability management strategy; they may be sold in response to changes in liquidity needs, interest rates, resultant prepayment risk changes, and other factors. Management determines the appropriate classification of securities at the time of purchase. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The cost of securities sold is based on the specific identification method.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which is not materially different from the effective interest method required by GAAP.

Loans are placed on non-accrual status when, in management's opinion, collection of interest is unlikely, which typically occurs when principal or interest payments are more than ninety days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses. The ACL for loans is established for future expected credit losses through a provision for credit losses charged to earnings. Expected losses are calculated using comparable and quantifiable information both internal and external about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Expected credit losses are estimated over the contractual term of the loans and adjusted for expected prepayments when appropriate. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Company's ACL for loans consists of specific valuation allowances established for probable losses on specifically analyzed loans and collective valuation allowances calculated using comparable and quantifiable information both internal and external about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

The ACL for loans is evaluated on a quarterly basis by management and is based upon management's review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The determination of the adequacy of the ACL for loans is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Bank's loans are generally secured by specific items of collateral including real property, crops, livestock, consumer assets, and other business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on various factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Loans that exhibit characteristics different from their pool characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective ACL for loans evaluation. Certain of these loans are considered to be collateral dependent with the borrower experiencing financial difficulty. For these loans, the fair value of collateral practical expedient is elected whereby the allowance is calculated as the amount by which the amortized cost exceeds the fair value of collateral, less costs to sell. All non-accrual loans $250 thousand or greater are analyzed for a specific ACL.

Prior to the adoption of the CECL model, the ACL for loans was established through a provision for loan losses charged to expense, which represented management's best estimate of inherent losses that had been incurred within the existing portfolio of loans. In addition, a loan was considered impaired when, based on current information and events, it was probable that the Company would be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All loans rated substandard or worse and greater than $250 thousand were specifically reviewed to determine if they were impaired. Loans that were determined to be impaired were then evaluated to determine estimated impairment, if any. Impairment was measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan was collateral dependent. Loans that were not individually determined to be impaired or were not subject to the specific review of impaired status were subject to the general valuation allowance portion of the ACL.

The Company estimates expected credit losses on off-balance sheet credit exposures over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL for off-balance sheet credit exposures is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. Utilization rates are determined based on a two-year rolling average of historical usage. Expected loss rates for all pass rated loans are used to determine the ACL for off-balance sheet credit exposures.

For AFS securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized costs basis is written down to fair value through income. For AFS securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss). Changes in the ACL are recorded as provision for credit losses. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest is excluded from the estimate of credit losses on securities.

Prior to the adoption of ASU 2016-13, declines in the fair value of available-for-sale securities below their cost that were deemed to be other than temporary were reflected in earnings as realized losses. In estimating other-than-temporary impairment losses prior to January 1, 2023, management considered, among other things, (i) the length of time and the extent to which the fair value had been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and our ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale. Loans held for sale are comprised of residential mortgage loans. Loans that are originated for best efforts delivery are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. All other loans held for sale are carried at fair value. Loans sold are typically subject to certain indemnification provisions with the investor; management does not believe these provisions will have any significant consequences.

Mortgage Servicing Rights Asset. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the consolidated statement of comprehensive income (loss) effect recorded in net gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates present value of estimated future servicing income.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports change in fair value of servicing assets in earnings in the period in which the changes occur, and are included with other noninterest income in the consolidated financial statements. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Goodwill and Other Intangible Assets. Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events and circumstances exist that indicate that an impairment test should be performed. Intangible assets with definite lives are amortized over their estimated useful lives.

Recently Issued Accounting Pronouncements

See Note 1, Summary of Significant Accounting Policies, in the notes to the consolidated financial statements included elsewhere in this Report regarding the impact of new accounting pronouncements which we have adopted.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Sensitivity and Market Risk" of this Report for discussion on how the Company manages market risk.

Item 8.   Financial Statements and Supplementary Data

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
South Plains Financial, Inc.
Lubbock, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of South Plains Financial, Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 1 and 3 to the financial statements, the Company changed its method of accounting for the allowance for credit losses effective January 1, 2023, due to the adoption of Accounting Standards Codification Topic 326.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ FORVIS, LLP

We have served as the Company's auditor since 2022.

Houston, Texas
March 15, 2024

Report of Independent Registered Public Accounting Firm

The Board of Directors
South Plains Financial, Inc.
Lubbock, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of South Plains Financial, Inc. and Subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. South Plains Financial, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WEAVER AND TIDWELL, L.L.P.

We served as South Plains Financial, Inc.'s auditor from 2018 to 2021.

Fort Worth, Texas
March 7, 2022

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

| | December 31, | |
	2023	2022
ASSETS		
Cash and due from banks	$ 62,821	$ 61,613
Interest-bearing deposits in banks	267,337	173,270
Cash and cash equivalents	330,158	234,883
Securities available for sale	622,762	701,711
Loans held for sale ($6,615 and $10,038 at fair value at December 31, 2023 and 2022, respectively)	14,499	30,403
Loans held for investment	3,014,153	2,748,081
Allowance for credit losses on loans	(42,356)	(39,288)
Loans held for investment, net	2,971,797	2,708,793
Accrued interest receivable	20,881	16,432
Premises and equipment, net	55,070	56,337
Bank-owned life insurance	74,504	73,174
Goodwill	19,315	19,508
Intangible assets, net	2,429	4,349
Mortgage servicing rights	26,569	27,474
Deferred tax asset, net	19,413	22,818
Other assets	47,396	48,181
Total assets	$4,204,793	$3,944,063
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 974,201	$1,150,488
Interest-bearing	2,651,952	2,255,942
Total deposits	3,626,153	3,406,430
Accrued expenses and other liabilities	61,358	58,265
Subordinated debt	63,775	75,961
Junior subordinated deferrable interest debentures	46,393	46,393
Total liabilities	3,797,679	3,587,049
Stockholders' equity:		
Common stock, $1 par value, 30,000,000 shares authorized; 16,417,099 issued in 2023 and 17,027,197 issued in 2022	16,417	17,027
Additional paid-in capital	97,107	112,834
Retained earnings	345,264	292,261
Accumulated other comprehensive loss	(51,674)	(65,108)
Total stockholders' equity	407,114	357,014
Total liabilities and stockholders' equity	$4,204,793	$3,944,063

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Interest income:			
Loans, including fees	$176,598	$137,954	$120,540
Securities:			
Taxable	21,590	15,010	9,445
Non taxable	3,872	4,529	4,639
Federal funds sold and interest-bearing deposits in banks	9,973	3,675	412
Total interest income	212,033	161,168	135,036
Interest expense:			
Deposits	64,987	17,002	8,293
Notes payable & other borrowings	5	—	43
Subordinated debt	4,018	4,050	4,056
Junior subordinated deferrable interest debentures	3,276	1,640	880
Total interest expense	72,286	22,692	13,272
Net interest income	139,747	138,476	121,764
Provision for credit losses	4,610	(2,619)	(1,918)
Net interest income, after provision for credit losses	135,137	141,095	123,682
Noninterest income:			
Service charges on deposit accounts	7,130	6,829	6,963
Income from insurance activities	1,515	10,826	8,314
Net gain on sales of loans	11,027	20,764	51,184
Bank card services and interchange fees	13,323	12,946	12,239
Other mortgage banking income	2,790	10,606	8,542
Investment commissions	1,698	1,825	1,934
Fiduciary fees	2,433	2,390	2,917
Gain on sale of subsidiary	33,778	—	—
Other	5,532	9,959	5,376
Total noninterest income	79,226	76,145	97,469
Noninterest expense:			
Salaries and employee benefits	79,377	86,323	93,360
Occupancy and equipment, net	16,102	15,987	14,560
Professional services	6,433	9,740	6,752
Marketing and development	3,453	3,614	3,225
IT and data services	3,410	3,780	4,007
Bank card expenses	5,557	5,376	4,995
Appraisal expenses	1,087	1,747	3,248
Realized loss on sale of securities	3,409	—	—
Other	16,118	17,522	17,883
Total noninterest expense	134,946	144,089	148,030
Income before income taxes	79,417	73,151	73,121
Income tax expense	16,672	14,911	14,507
Net income	$ 62,745	$ 58,240	$ 58,614

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,		
	2023	**2022**	**2021**
Earnings per share:			
Basic	$ 3.73	$ 3.35	$ 3.26
Diluted	$ 3.62	$ 3.23	$ 3.17
Net income	$62,745	$ 58,240	$ 58,614
Other comprehensive income (loss):			
Unrealized gains (losses) on securities available for sale	17,282	(114,367)	(15,479)
Less: Change in fair value on hedged state and municipal securities	(3,686)	14,607	5,812
Reclassification adjustment for loss on sale of securities	3,409	—	—
Tax effect	(3,571)	20,950	2,030
Other comprehensive income (loss)	13,434	(78,810)	(7,637)
Comprehensive income (loss)	$76,179	$ (20,570)	$ 50,977

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance at December 31, 2020	18,076,364	$18,076	$141,112	$189,521	$ 21,339	$370,048
Net income	—	—	—	58,614	—	58,614
Cash dividends declared - $0.30 per share	—	—	—	(5,385)	—	(5,385)
Other comprehensive loss	—	—	—	—	(7,637)	(7,637)
Issuance of stock related to stock-based awards, net of 82,004 shares for cashless exercise and net of 23,559 shares for taxes	77,408	77	(702)	—	—	(625)
Repurchases of common stock	(393,529)	(393)	(8,834)	—	—	(9,227)
Stock based compensation	—	—	1,639	—	—	1,639
Balance at December 31, 2021	17,760,243	17,760	133,215	242,750	13,702	407,427
Net income	—	—	—	58,240	—	58,240
Cash dividends declared - $0.46 per share	—	—	—	(8,012)	—	(8,012)
Other comprehensive loss	—	—	—	—	(78,810)	(78,810)
Impact of adoption of Topic 842 related to leases	—	—	—	(717)	—	(717)
Issuance of stock related to stock-based awards, net of 141,762 shares for cashless exercise and net of 42,386 shares for taxes	126,756	127	(1,295)	—	—	(1,168)
Repurchases of common stock	(859,802)	(860)	(21,839)	—	—	(22,699)
Stock-based compensation	—	—	2,753	—	—	2,753
Balance at December 31, 2022	17,027,197	17,027	112,834	292,261	(65,108)	357,014
Net income	—	—	—	62,745	—	62,745
Cash dividends declared - $0.52 per share	—	—	—	(8,745)	—	(8,745)
Other comprehensive income	—	—	—	—	13,434	13,434
Impact of adoption of ASU 2016-13 - CECL	—	—	—	(997)	—	(997)
Issuance of stock related to stock-based awards, net of 52,631 shares for cashless exercise and net of 27,262 shares for taxes	75,540	76	(807)	—	—	(731)
Repurchases of common stock	(685,638)	(686)	(17,077)	—	—	(17,763)
Stock-based compensation	—	—	2,157	—	—	2,157
Balance at December 31, 2023	16,417,099	$16,417	$ 97,107	$345,264	$(51,674)	$407,114

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share data)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 62,745	$ 58,240	$ 58,614
Adjustments to reconcile net income to net cash from operating activities:			
Provision for credit losses	4,610	(2,619)	(1,918)
Provision for foreclosed asset losses	142	—	—
Depreciation and amortization	6,412	6,965	6,436
Accretion and amortization	3,381	4,072	4,513
Other gains, net	(275)	(166)	(729)
Gain on sale of subsidiary	(33,778)	—	—
Loss on sale of securities	3,409	—	—
Net gain on sales of loans	(11,027)	(20,764)	(51,184)
Proceeds from sales of loans held for sale	347,583	662,294	1,513,961
Loans originated for sale	(322,122)	(598,495)	(1,437,003)
Deferred income tax expense	99	1,359	1,453
Earnings on bank-owned life insurance	(1,330)	(1,196)	(1,247)
Stock-based compensation	2,157	2,753	1,639
Change in valuation of mortgage servicing rights	2,375	(4,705)	(1,455)
Net change in:			
Accrued interest receivable and other assets	(8,502)	(1,067)	3,382
Accrued expenses and other liabilities	2,660	16,919	(191)
Net cash provided by operating activities	58,539	123,590	96,271
Cash flows from investing activities:			
Activity in securities available for sale:			
Purchases	(199,898)	(176,713)	(61,548)
Sales	52,828	—	—
Maturities, prepayments, and calls	240,106	81,253	120,325
Loan originations and principal collections, net	(270,196)	(311,459)	(218,458)
Purchases of premises and equipment	(4,681)	(4,469)	(2,920)
Proceeds from sales of premises and equipment	968	480	1,458
Proceeds from sale of subsidiary	36,080	—	—
Proceeds from sales of foreclosed assets	1,417	2,051	1,302
Net cash used in investing activities	(143,376)	(408,857)	(159,841)
Cash flows from financing activities:			
Net change in deposits	219,723	65,208	366,871
Net change in short-term borrowings	—	—	(26,550)
Payments to tax authorities for stock-based compensation	(731)	(1,168)	(625)
Payments made on notes payable and other borrowings	—	—	(75,000)
Payments made on subordinated debt	(12,372)	—	—
Cash dividends paid on common stock	(8,745)	(8,012)	(5,385)
Payments to repurchase common stock	(17,763)	(22,699)	(9,227)
Net cash provided by financing activities	180,112	33,329	250,084
Net change in cash and cash equivalents	$ 95,275	$(251,938)	$ 186,514
Beginning cash and cash equivalents	234,883	486,821	300,307
Ending cash and cash equivalents	$ 330,158	$ 234,883	$ 486,821
Supplemental disclosures of cash flow information:			
Interest paid on deposits and borrowed funds	$ 70,065	$ 21,770	$ 13,471
Income taxes paid	19,388	13,835	12,400
Supplemental schedule of noncash activities:			
Loans transferred to foreclosed assets	2,130	764	927
Premises and equipment transferred to foreclosed assets	172	—	—
Additions to mortgage servicing rights	1,470	3,069	9,196

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – South Plains Financial, Inc. ("SPFI") is a Texas corporation and registered bank holding company that conducts its principal activities through its subsidiaries from offices located throughout Texas and Eastern New Mexico. Principal activities include commercial and retail banking, along with insurance, investment, trust, and mortgage services. The following were subsidiaries of SPFI as of December 31, 2023:

Wholly-Owned, Consolidated Subsidiaries:

City Bank	Bank subsidiary
Ruidoso Retail, Inc.	Non-bank subsidiary
CB Provence, LLC	Non-bank subsidiary
CBT Brushy Creek, LLC	Non-bank subsidiary
CBT Properties, LLC	Non-bank subsidiary

Wholly-Owned, Equity Method Subsidiaries:

South Plains Financial Capital Trusts ("SPFCT") III-V	Non-bank subsidiaries

On April 1, 2023, SPFI entered into a Securities Purchase Agreement ("Agreement") with Alliant Insurance Services, Inc. ("Alliant"), providing for the sale of Windmark Insurance Agency, Inc. ("Windmark"), City Bank's wholly-owned subsidiary, through a sale of all of the outstanding shares of capital stock of Windmark to Alliant. The transaction was consummated on April 1, 2023. Pursuant to the terms and subject to the conditions of the Agreement, SPFI received an aggregate purchase price of $36.1 million in exchange for Windmark's common shares, representing a pre-tax gain of $33.8 million. This transaction did not meet the criteria for discontinued operations reporting.

Basis of Presentation and Consolidation – The consolidated financial statements include the accounts of SPFI and its wholly-owned consolidated subsidiaries (collectively referred to as the "Company") identified above. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles ("GAAP") in the U.S. *Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")* constitutes GAAP for nongovernmental entities.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Determination of the adequacy of the allowance for credit losses ("ACL") is a material estimate that is particularly susceptible to significant change in the near term; the assumptions used in stock-based compensation, derivatives, mortgage servicing rights, and fair values of financial instruments can also involve significant management estimates.

Accounting Changes and Recent Accounting Pronouncements – Updates to the FASB ASC are prescribed in Accounting Standards Updates ("ASUs"), which are not authoritative until incorporated into the ASC.

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326). The FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss ("CECL") model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held to maturity debt securities. The CECL model also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in sales type and direct financing leases recognized by a lessor in accordance with Topic 842 on leases. In addition, Topic 326 made changes to the accounting for securities available for sale. One such change is to require credit losses to be presented as an allowance rather than as a write-down on securities available for sale management does not intend to sell or believes that it is more likely than not they will be required to sell. The Company adopted the CECL model effective January 1, 2023 using the modified retrospective approach. As a result, the Company recognized a one-time, after tax cumulative effect adjustment of $997 thousand that reduced retained earnings, increased the ACL for loans by approximately $100 thousand and increased the ACL for off-balance sheet credit exposures by approximately $1.2 million.

The Company made the following policy elections related to the adoption of the CECL model. First, accrued interest will be written off against interest income when financial assets are placed into nonaccrual status. Therefore, accrued interest will be excluded from the amortized cost basis for purposes of calculating the ACL. Accrued interest receivable is presented in a separate line item in the Consolidated Balance Sheets. Second, the fair value of collateral practical expedient has been elected on certain loans in determining the ACL, for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty.

The impact on the ACL resulting from the adoption of the CECL model is shown below.

(Dollars in thousands)	January 1, 2023		
	Pre-Adoption	Impact of Adoption	Post-Adoption
Commercial real estate	$13,029	$ 827	$13,856
Commercial – specialized	3,425	33	3,458
Commercial - general	9,215	(2,574)	6,641
Consumer:			
1-4 family residential	6,194	1,700	7,894
Auto loans	3,926	(332)	3,594
Other consumer	1,376	(235)	1,141
Construction	2,123	683	2,806
Total allowance for credit losses on loans	$39,288	$ 102	$39,390
Allowance for credit losses for off-balance sheet exposures	$ 580	$ 1,160	$ 1,740

ASU 2022-02 Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates guidance for troubled debt restructurings by creditors and enhances disclosure requirements for certain loan modifications by creditors for borrowers experiencing financial distress. This ASU defines types of modifications as principal forgiveness, interest rate reduction, other than insignificant payment delays, or a term extension. In addition, the ASU requires disclosure of current-period gross charge-offs, by year of origination, in the vintage disclosure. The Company adopted the provisions of ASU 2022-02 as of January 1, 2023 on a prospective basis. The adoption of this amendment did not have a material impact on the consolidated financial statements.

ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes (Topic 740). In December 2019, the FASB issued ASU 2019-12 to simplify the accounting for income taxes by removing certain exceptions to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of ASU 2019-12 did not have a material effect on the Company's financial statements.

ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. ASU 2022-06 extended the period of time preparers can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2021-01. ASU 2022-06, which was effective upon issuance, deferred the sunset date of this prior guidance from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. The adoption of ASU 2022-06 did not significantly impact the financial statements and the Company has fully transitioned all products tied to LIBOR.

ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to, or technical corrections of the current requirements. Each amendment in the ASU will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. The amendments in this ASU are not expected to have a material impact on the results of operations or financial position.

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this Update require public entities to disclose information about reportable segments' significant expenses on an interim and annual basis. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of ASU 2023-07 is not expected to have a material effect on the Company's financial statements.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this Update are intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. This update is effective for fiscal years beginning after December 15, 2024. The adoption of ASU 2023-09 is not expected to have a material effect on the Company's financial statements.

Concentration of Credit Risk – The bank subsidiary is primarily involved in real estate, commercial, agricultural, and consumer lending activities with customers throughout Texas and Eastern New Mexico. Although the bank subsidiary has a diversified portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions of the region which consist primarily of agribusiness, wholesale/retail, oil and gas and related business, healthcare industries, and institutions of higher education.

Comprehensive Income (Loss) – Comprehensive income (loss) is comprised of net income or loss and other comprehensive income or loss ("OCI"). Relevant examples of OCI items are unrealized holding gains and losses on securities available for sale and net gains and losses on fair value hedges.

Cash and Cash Equivalents – The Company includes all cash on hand, balances due from other banks, and federal funds sold, all of which have original maturities within three months, as cash and cash equivalents in the accompanying consolidated financial statements. On March 15, 2020, the Federal Reserve Bank announced that it had reduced regulatory reserve requirements to zero percent effective on March 26, 2020; therefore, no cash is required to be maintained to satisfy regulatory reserve requirements.

Securities – Investment securities may be classified into trading, held to maturity ("HTM") or available for sale ("AFS") portfolios. Securities that are held principally for resale in the near term are classified as trading. Securities that management has the ability and positive intent to hold to maturity are classified as HTM and recorded at amortized cost. Securities not classified as trading or HTM are AFS and are carried at fair value with unrealized gains and losses reported as a component of OCI, net of tax. Management uses these assets as part of its asset/liability management strategy; they may be sold in response to changes in liquidity needs, interest rates, resultant prepayment risk changes, and other factors. Management determines the appropriate classification of securities at the time of purchase. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on sales are recorded on the trade date, are derived from the amortized cost of the security sold and are determined using the specific identification method. A security is placed on nonaccrual status if principal or interest has been in default for a period of 90 days or more, or if full payment of principal and interest is not expected. The Company has made a policy election to exclude accrued interest receivable from the amortized cost basis of AFS securities and report the accrued interest in accrued interest receivable in the Consolidated Balance Sheets. Interest accrued but not received for a security placed on nonaccrual status is reversed against interest income.

ACL (AFS Securities) – For AFS securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in OCI. Changes in the ACL are recorded as provision for credit losses. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest is excluded from the estimate of credit losses

Prior to the adoption of ASU 2016-13, declines in the fair value of available-for-sale securities below their cost that were deemed to be other than temporary were reflected in earnings as realized losses. In estimating other-than-temporary impairment losses prior to January 1, 2023, management considered, among other things, (i) the length of time and the extent to which the fair value had been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and our ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Nonmarketable Equity Securities – Securities with limited marketability, such as stock in the Federal Home Loan Bank of Dallas ("FHLB"), are carried at cost and are reported in other assets. The Company monitors its investment in FHLB stock for impairment through a review of recent financial results of the FHLB including reviewing the capital adequacy and liquidity position. The Company has not identified any indicators of impairment of FHLB stock.

Small Business Investment Company ("SBIC") investments are equity interests in limited partnerships. The SBIC investments do not have readily determinable fair values and are recorded under the equity method of accounting at cost minus impairment, if any, plus or minus adjustments to the cost basis. Adjustments to the cost basis occur as a result of capital contributions, distributions, the Company's share of earnings, or changes in the value of the Company's equity position. The Company's share of earnings is included in noninterest income with a one-quarter lag period.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their amortized cost. Amortized cost is the outstanding unpaid principal balances, net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and unamortized premiums or discounts on purchased loans. The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance in accrued interest receivable on the Consolidated Balance Sheets. Accrued interest receivable is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which is not materially different from the effective interest method required by GAAP.

Loans are placed on nonaccrual status when, in management's opinion, collection of interest is unlikely, which typically occurs when principal or interest payments are more than ninety days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ACL (Loans) – The ACL is a valuation account established by management as an estimate to cover expected credit losses through a provision for credit losses charged to earnings. Credit losses on loans are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Expected losses are calculated using comparable and quantifiable information from both internal and external sources about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Expected credit losses are estimated over the contractual term of the loans and adjusted for expected prepayments.

The ACL is evaluated on a quarterly basis by management. The Company applied a dual credit risk rating ("DCRR") methodology that estimates each loan's probability of default and loss given default to calculate the expected credit loss to non-analyzed loans at January 1 and December 31, 2023. The DCRR process quantifies the expected credit loss at the loan level for the entire loan portfolio. Loan grades are assigned by a customized scorecard that risk rates each loan based on multiple probability of default and loss given default elements to measure the credit risk of the loan portfolio. The ACL estimate incorporates the Company's DCRR loan level risk rating methodology and the expected default rate frequency term structure to derive loan level life of loan estimates of credit losses for every loan in the portfolio. The estimated credit loss for each loan is adjusted based on its one-year through the cycle estimate of expected credit loss to a life of loan measurement that reflects current conditions and reasonable and supportable forecasts. The life of loan expected loss is determined using the contractual weighted average life of the loan adjusted for prepayments. Prepayment speeds are determined by grouping the loans into pools based on segments and risk rating. After the life of loan expected losses are determined, they are adjusted to reflect the Company's reasonable and supportable economic forecast over a selected range of one to two years. The Company has developed regression models to project net charge-off rates based on macroeconomic variables ("MEVs"), typically a one-year forecast period is used. MEV's considered in the analysis consist of data gathered from the St. Louis Federal Reserve Research Database ("FRED"), such as, federal funds rate, 10-year treasury rates, 30-year mortgage rates, crude oil prices, consumer price index, housing price index, unemployment rates, housing starts, gross domestic product, and disposable personal income. These regression models are applied to the Company's economic forecast to determine the corresponding net charge-off rates. The projected net charge-off rates for the given economic scenario are used to adjust the life of loan expected losses. Qualitative adjustments are also made to ACL results for additional risk factors that are relevant in assessing the expected credit losses within our loan segments. These qualitative factor ("Q-Factor") adjustments may increase or decrease management's estimate of the ACL by a calculated percentage based upon the estimated level of risk within a particular segment. Q-Factor risk decisions consider concentrations of the loan portfolio, expected changes to the economic forecasts, large relationships, and other factors related to credit administration, such as borrower's risk rating and the potential effect of delayed credit score migrations. Management quantifiably identifies segment percentage Q-Factor adjustments using a scorecard risk rating system scaled to historical loss experience within a segment and management's perceived risk for that particular segment.

While management uses available information to recognize credit losses on loans, further reductions in the carrying amounts of loans may be necessary based on various factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated credit losses on loans. Such agencies may require the bank subsidiary to recognize additional credit losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated credit losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Loans that exhibit characteristics different from their pool characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective ACL evaluation. When management determines that foreclosure is probable, or if certain of these loans are considered to be collateral dependent with the borrower experiencing financial difficulty, the Company elects the fair value of collateral practical expedient, whereby the allowance is calculated as the amount by which the amortized cost exceeds the fair value of collateral, less estimated costs to sell.

Prior to the adoption of ASU 2016-13, the allowance for credit losses on loans was a contra-asset valuation account established through a provision for loan losses charged to expense, which represented management's best estimate of inherent losses that had been incurred within the existing portfolio of loans. The allowance for credit losses on loans included allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies."

ACL (Off-Balance Sheet Credit Exposures) – The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL for off-balance sheet credit exposures is adjusted through provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The likelihood of funding is based on utilization rates, which are determined based on a two-year rolling average of historical usage. Expected loss rates for all pass rated loans are used to determine the ACL for off-balance sheet credit exposures. The ACL for off-balance sheet credit exposures is included in accrued expenses and other liabilities on the Consolidated Balance Sheets.

Acquired Loans – Loans that the Company acquires in connection with business combinations are recorded at fair value with no carryover of the acquired entity's related ACL. The fair value of the acquired loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest, adjusted for estimated prepayments and credit losses. In accordance with Topic 326, the fair value adjustment is recorded as premium or discount to the unpaid principal balance of each acquired loan. In addition, the Company also records an ACL on each acquired loan.

Any acquired loans the Company determines have evidence of a more than insignificant deterioration in credit quality since origination, are considered to be purchase credit deteriorated ("PCD") loans. The Company evaluates acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (i) non-accrual status; (ii) risk rating, (iii) watchlist credits; and (iv) delinquency status. An ACL is determined using the same methodology as other individually evaluated loans. The sum of the PCD loan's purchase price and ACL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the ACL are recorded through provision for credit losses.

Mortgage Servicing Rights – When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in net gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates present value of estimated future servicing income.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in the fair value of servicing rights in earnings in the period in which the changes occur, and are included with Other mortgage banking income in the consolidated financial statements. The fair value of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported in the consolidated financial statements as Other mortgage banking income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and recorded when income is earned. Servicing income was $4.2 million, $4.1 million, and $3.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Loans Held for Sale – Loans held for sale are comprised of residential mortgage loans. Loans that are originated for best efforts delivery are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. All other loans held for sale are carried at fair value under the fair value option. Loans sold are typically subject to certain indemnification provisions with the investor; management does not believe these provisions will have any significant consequences.

Premises and Equipment – Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method. Buildings and improvements are depreciated on a useful life up to 40 years. Furniture and equipment are depreciated on a useful life between 3 to 10 years.

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure or repossession are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the cost basis or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Bank-Owned Life Insurance – The bank subsidiary has purchased life insurance policies on various officers and also is the beneficiary. These policies are issued by third party insurance companies. Assets are carried at the cash surrender value and changes in the cash surrender values are recognized in other noninterest income in the accompanying consolidated financial statements.

Goodwill and Other Intangible Assets – Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is not amortized, but is tested for impairment on October 31 of each year or more frequently if events and circumstances exist that indicate that an impairment test should be performed. There was no impairment recorded for the years ended December 31, 2023, 2022 and 2021, respectively.

Core deposit intangible ("CDI") is a measure of the value of checking and savings deposit relationships acquired in a business combination. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding relative to an alternative source of funding. CDI is amortized over the estimated useful lives of the existing deposit relationships acquired, but does not exceed 10 years. Substantially all CDI is amortized using the sum of the years' digits method.

Mortgage Banking Derivatives – Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market, forward commitments for the future delivery of these mortgage loans, and forward sales of mortgage-backed securities are accounted for as free standing derivatives. At the time of the interest rate lock, the Company determines whether the loan will be sold through a best efforts contract or a mandatory delivery contract. These mortgage banking derivatives are not designated in hedge relationships.

In order to hedge the change in interest rates resulting from the commitments to fund the loans that will be sold through a best efforts contract, the Company enters into forward loans sales commitments for the future delivery of mortgage loans when interest rate locks are entered. At inception, these interest rate locks and the related forward loan sales commitments, adjusted for the expected exercise of the commitment before the loan is funded, are recorded with a zero value. Subsequent changes in fair value are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked.

In order to hedge the change in interest rates resulting from all other mortgage commitments to fund loans, the Company enters into forward sales of mortgage-backed securities contracts. At inception, these interest rate locks are recorded at fair value and are adjusted for the expected exercise of the commitment before the loan is funded. Subsequent changes in fair value are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. Changes in the fair values of these derivatives are included in net gain on sales of loans in the consolidated financial statements.

Derivatives – At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in OCI and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in OCI are amortized into earnings over the same periods which the hedged transactions will affect earnings.

Leases – During the second quarter of 2022, the Company adopted Accounting Standards Update ("ASU") No. 2016-02 — Leases (Topic 842), effective as of January 1, 2022, using the alternative transition method under the option to apply the lease standard at its effective date without adjusting the prior period comparative financial statements.

The Company elected the package of practical expedients to not reassess: (i) whether any existing contracts are or contain a lease, (ii) the lease classification of any existing leases, and (iii) initial direct costs related to existing leases. The Company also elected to apply additional practical expedients to include both the lease and nonlease components of all leases as a single component and account for it as a lease and to use hindsight for leases existing at the adoption date. The Company recorded a $9.4 million right-of-use ("ROU") asset, offset by a $10.3 million lease liability, and a $717 thousand, net of tax, cumulative effect adjustment that reduced retained earnings.

The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included in other assets and other liabilities on the Company's Consolidated Balance Sheets. Finance leases, if any, are included in premises and equipment and other liabilities on the Company's Consolidated Balance Sheets. The Company has lease agreements with lease and nonlease components, which are generally accounted for as a single lease component. The Company has made an accounting policy election not to recognize short-term lease assets and liabilities (less than a 12-month term) or equipment leases (deemed not significant) on its Consolidated Balance Sheets; instead, the Company recognizes the lease expense for these leases on a straight-line basis over the life of the lease.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an estimated incremental collateralized borrowing rate at lease inception, on a collateralized basis, over a similar term, when determining the present value of lease payments.

No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised. Rental expense for lease payments is recognized on a straight-line basis over the lease term and is included in occupancy and equipment, net within our Consolidated Statements of Comprehensive Income (Loss).

Revenue Recognition – The majority of the Company's revenues come from interest income and other sources, including loans, securities and derivatives, that are outside the scope of Topic 606. The Company's services that fall within the scope of Topic 606 are presented within Noninterest Income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of Topic 606 include service charges on deposit accounts, bank card services and interchange fees, investment commissions, fiduciary fees, and the sale of other real estate owned ("OREO"). Substantially all of the Company's revenue is generated from contracts with customers. Noninterest income streams within the scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Bank Card Services and Interchange Fees

The Company earns bank card service and interchange fees from debit and credit cardholder transactions conducted through card payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Bank card services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees and service fees such as ATM use fees and are recognized at the time the transaction is executed.

Investment Commissions and Fiduciary Trust Fees

The Company earns investment commissions and fiduciary trust fees from its contracts with trust customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

In addition, certain trust customers have contracted with the Company to provide trust dissolution services, which are based on a unitary management fee treated as a single performance obligation. The Company's performance obligation is satisfied over time based on the customer simultaneously receiving and consuming the benefits of the Company's service. The unitary management fee is treated as variable consideration and is evaluated and included in the transaction price at the end of each reporting period (quarterly). Revenue is recognized based on a reasonable time based measure of progress towards the Company's complete satisfaction of the performance obligation at the end of each respective reporting period, with the unearned amount based on progress measure being included in deferred contract liability. This variable consideration and the amount of revenue recognized is evaluated quarterly until the Company has entirely fulfilled its performance obligation, at which time the remaining unearned revenue is recognized.

Gains/Losses on Sales of OREO

The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

Contract Balances

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transactional activity, or standard month-end revenue accruals. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. The Company did not have any significant contract balances at December 31, 2023 and 2022.

Contract Acquisition Costs

In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. Upon adoption of Topic 606, the Company did not capitalize any contract acquisition cost.

Insurance Activities

The Company's revenue from insurance activities ceased subsequent to the sale of Windmark. The primary source of revenues for insurance activities were commissions from underwriting enterprises, based on a percentage of premiums paid by clients. These commissions and fees revenues were substantially recognized at a point in time on the effective date of the associated policies when control of the policy transferred to the client. Commissions were fixed at the contract effective date and generally were based on a percentage of premiums for insurance coverage.

Commissions depended upon a large number of factors, including the type of risk being placed, the particular underwriting enterprise's demand, the expected loss experience of the particular risk of coverage, and historical benchmarks surrounding the level of effort necessary for us to place and service the insurance contract.

Stock-Based Compensation – The Company sponsors an equity incentive plan under which options to acquire shares of the Company's common stock may be granted periodically to all full-time employees and directors of the Company or its affiliates at a specific exercise price. Shares are issued out of authorized and unissued common shares that have been reserved for issuance under such plan. Compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized in earnings on a straight-line basis over the requisite service period. The fair value of stock options is estimated at the date of grant using a closed form option valuation ("Black-Scholes") option pricing model. This model requires assumptions as to the expected stock volatility, dividends, terms and risk-free rates. The expected volatility is based on the combination of the Company's historical volatility and the volatility of comparable peer banks. The expected term represents the period of time that options are expected to be outstanding from the grant date. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the appropriate life of each stock option.

Advertising – Advertising costs are recognized when incurred. Advertising costs during 2023, 2022, and 2021 were approximately $2.9 million, $3.1 million, and $2.6 million, respectively.

Income Taxes – The Company files a consolidated federal income tax return including the results of its wholly owned subsidiary, the Bank. The Company estimates income taxes payable based on the amount it expects to owe. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to components of OCI). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. Interest and/or penalties related to income taxes are reported as a component of income tax expense.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The State of Texas franchise tax is an income tax for financial reporting purposes under GAAP and the Company and its subsidiaries are subject to the modified tax as a combined group.

Earnings per Share – Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the consolidated financial statements.

Fair Values of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully described in Note 21. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect estimates.

Trust Assets – Custodial assets of City Bank's trust department, other than cash on deposit at City Bank, if any, are not included in the accompanying consolidated financial statements because they are not assets of City Bank.

Segment Information – The Company previously identified two operating segments: banking and insurance. The accounting policies for each of the segments were the same as those described in the summary of significant accounting policies. Effective January 1, 2023, operations and financial performance of the insurance segment were being performed and evaluated on a Company-wide basis based on not being significant to the operating results of the Company. Furthermore, the insurance segment was sold on April 1, 2023. As a result, segment reporting disclosures have been removed.

Subsequent Events – The Company has evaluated subsequent events from December 31, 2023 through the time the consolidated financial statements were filed with the SEC.

2. SECURITIES

The amortized cost, related gross unrealized gains and losses, allowance for credit losses, and estimated fair value of securities available for sale at year-end follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
December 31, 2023					
Available for sale:					
State and municipal	$202,814	$ 2	$(22,241)	$—	$180,575
Residential mortgage-backed securities	351,251	—	(50,547)	—	300,704
Commercial mortgage-backed securities	47,898	—	(6,150)	—	41,748
Commercial collateralized mortgage obligations	72,391	—	(461)	—	71,930
Asset-backed and other amortizing securities	18,476	—	(1,436)	—	17,040
Other securities	12,000	—	(1,235)	—	10,765
	$704,830	$ 2	$(82,070)	$—	$622,762

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Available for sale:				
State and municipal	$259,429	$27	$ (34,401)	$225,055
Residential mortgage-backed securities	386,783	—	(57,938)	328,845
Commercial mortgage-backed securities	49,161	—	(7,194)	41,967
Commercial collateralized mortgage obligations	76,189	—	(551)	75,638
Asset-backed and other amortizing securities	20,907	—	(1,813)	19,094
Other securities	12,000	—	(888)	11,112
	$804,469	$27	$(102,785)	$701,711

The amortized cost and fair value of securities at December 31, 2023 are presented below by contractual maturity (dollars in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Declining-balance securities are shown separately since they are not due at a single maturity date.

	Available for Sale	
	Amortized Cost	Fair Value
Within 1 year	$ 735	$ 735
After 1 year through 5 years	6,112	5,940
After 5 years through 10 years	16,897	15,640
After 10 years	191,070	169,024
Declining-balance securities	490,016	431,423
	$704,830	$622,762

At December 31, 2023 and 2022, there were no holdings of securities of any one issuer, other than the U.S. government, its agencies, or its sponsored enterprises, in an amount greater than 10% of stockholders' equity.

Securities with a carrying value of approximately $438.9 million and $464.1 million at December 31, 2023 and 2022, respectively, were pledged to collateralize public deposits and for other purposes as required or permitted by law.

The Company sold $56.2 million of available for sale securities in the second quarter of 2023. This resulted in realized losses on sale of $3.4 million.

The following table segregates securities with unrealized losses at year-end, by the duration they have been in a loss position for which an allowance for credit losses has not been recorded (dollars in thousands):

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2023						
State and municipal.	$ 207	$ —	$177,908	$22,241	$178,115	$ 22,241
Mortgage-backed securities - residential	9	—	300,695	50,547	300,704	50,547
Mortgage-backed securities - commercial	—	—	41,748	6,150	41,748	6,150
Collateralized mortgage obligations.	—	—	71,930	461	71,930	461
Asset-backed and other amortizing securities	—	—	17,040	1,436	17,040	1,436
Other securities	3,286	214	7,479	1,021	10,765	1,235
	$ 3,502	$ 214	$616,800	$81,856	$620,302	$ 82,070
December 31, 2022						
State and municipal.	$162,746	$23,538	$ 57,675	$10,863	$220,421	$ 34,401
Mortgage-backed securities - residential	220,752	27,967	108,080	29,971	328,832	57,938
Mortgage-backed securities - commercial	41,966	7,194	—	—	41,966	7,194
Collateralized mortgage obligations.	75,638	551	—	—	75,638	551
Asset-backed and other amortizing securities	19,094	1,813	—	—	19,094	1,813
Other securities	11,112	888	—	—	11,112	888
	$531,308	$61,951	$165,755	$40,834	$697,063	$102,785

There were 144 securities with an unrealized loss at December 31, 2023, generally due to increases in market rates. Management evaluates AFS securities in unrealized loss positions to determine whether the impairment is due to credit-related factors or non-credit related factors. Consideration is given to the extent to which the fair value is less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for the anticipated recovery in fair value. Management does not have the intent to sell any of the securities in an unrealized loss position as there are adequate liquidity sources to meet expected and unexpected funding needs. The fair value of these securities is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Accordingly, as of December 31, 2023, management believes the unrealized loss positions detailed in the previous table are due to non-credit related factors, including changes in interest rates and other market conditions, and therefore no ACL or losses have been recognized or realized in the consolidated financial statements.

3. LOANS HELD FOR INVESTMENT

Loans held for investment are summarized by category at year-end as follows (dollars in thousands):

	December 31, 2023	December 31, 2022
Commercial real estate	$1,081,056	$ 919,358
Commercial - specialized	372,376	327,513
Commercial - general	517,361	484,783
Consumer:		
1-4 family residential	534,731	460,124
Auto loans	305,271	321,476
Other consumer	74,168	81,308
Construction.	129,190	153,519
	3,014,153	2,748,081
Allowance for credit losses on loans	(42,356)	(39,288)
Loans, net.	$2,971,797	$2,708,793

The Company has certain lending policies, underwriting standards, and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies, underwriting standards, and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing, and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial Real Estate – Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed and ensure appropriate collateral is obtained to secure the loan. Commercial real estate loans are underwritten primarily based on projected cash flows for income-producing properties and collateral values for non-income-producing properties. The repayment of these loans is generally dependent on the successful operation of the property securing the loans or the sale or refinancing of the property. Real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's real estate portfolio are diversified by type and geographic location. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Commercial – General and Specialized – Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably. Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations, as agreed and ensure appropriate collateral is obtained to secure the loan. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as real estate, accounts receivable, or inventory, and typically include personal guarantees. Owner-occupied real estate is included in commercial loans, as the repayment of these loans is generally dependent on the operations of the commercial borrower's business rather than on income-producing properties or the sale of the properties. Commercial loans are grouped into two distinct sub-categories: specialized and general. Commercial related segments that are considered ''specialized'' include agricultural production and real estate loans, energy loans, and finance, investment, and insurance loans. Commercial related segments that contain a broader diversity of borrowers, sub-industries, or serviced industries are grouped into the ''general category.'' These include goods, services, restaurant & retail, construction, and other industries. Performance of these loans is subject to operating and cash flow results of the borrower, with risk in the volatility of operating results for particular industries.

Consumer – Loans to consumers include 1-4 family residential loans, auto loans, and other loans for recreational vehicles or other purposes. The Company utilizes a computer-based credit scoring analysis to supplement its policies and procedures in underwriting consumer loans. The Company's loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimizes the Company's risk. The Company generally requires mortgage title insurance and hazard insurance on 1-4 family residential loans. All consumer loans are generally dependent on the risk characteristics of the borrower's ability to repay the loan, a consideration of the debt to income ratio, employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral.

Construction – Loans for residential construction are for single-family properties to developers, builders, or end-users. These loans are underwritten based on estimates of costs and completed value of the project. Funds are advanced based on estimated percentage of completion for the project. Performance of these loans is affected by economic conditions as well as the ability to control costs of the projects.

The ACL for loans was $42.4 million at December 31, 2023, compared to $39.3 million at December 31, 2022. The ACL for loans to loans held for investment was 1.41% at December 31, 2023 and 1.43% at December 31, 2022.

The following table details the activity in the ACL for the years ended December 31, 2023, 2022, and 2021 (dollars in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Beginning Balance	Impact of CECL Adoption	Provision for Credit Losses[1]	Charge-offs	Recoveries	Ending Balance
For the year ended December 31, 2023						
Commercial real estate	$13,029	$ 827	$1,952	$ —	$ —	$15,808
Commercial - specialized	3,425	33	398	(11)	175	4,020
Commercial - general	9,215	(2,574)	42	(469)	177	6,391
Consumer:						
1-4 family residential	6,194	1,700	1,278	(1)	6	9,177
Auto loans	3,926	(332)	698	(888)	197	3,601
Other consumer	1,376	(235)	688	(1,140)	279	968
Construction	2,123	683	(96)	(319)	—	2,391
	$39,288	$ 102	$4,960	$(2,828)	$834	$42,356

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(1) The $4.6 million provision for credit loss on the consolidated statement of comprehensive income (loss) includes a $5.0 million provision for credit losses on loans and a $(350) thousand provision for off-balance sheet credit exposures for the year ended December 31, 2023.

	Beginning Balance	Provision for Credit Losses	Charge-offs	Recoveries	Ending Balance
For the year ended December 31, 2022					
Commercial real estate	$17,245	$(4,634)	$ —	$ 418	$13,029
Commercial - specialized	4,363	(1,745)	(199)	1,006	3,425
Commercial - general	8,466	627	(328)	450	9,215
Consumer:					
1-4 family residential	5,268	1,026	(140)	40	6,194
Auto loans	3,653	637	(508)	144	3,926
Other consumer	1,357	932	(1,167)	254	1,376
Construction	1,746	538	(166)	5	2,123
	$42,098	$(2,619)	$(2,508)	$2,317	$39,288

	Beginning Balance	Provision for Credit Losses	Charge-offs	Recoveries	Ending Balance
For the year ended December 31, 2021					
Commercial real estate	$18,962	$(1,826)	$ —	$109	$17,245
Commercial - specialized	5,760	(1,386)	(172)	161	4,363
Commercial - general	9,227	(302)	(677)	218	8,466
Consumer:					
1-4 family residential	4,646	666	(52)	8	5,268
Auto loans	4,226	(90)	(598)	115	3,653
Other consumer	1,671	339	(903)	250	1,357
Construction	1,061	681	—	4	1,746
	$45,553	$(1,918)	$(2,402)	$865	$42,098

During the year ended December 31, 2023, the provision for credit losses on loans of $5.0 million was driven primarily by organic loan growth experienced during 2023 and net charge-offs of $2.0 million during the year.

The following table shows the Company's amortized cost in loans and related ACL for collateral dependent loans by class using the fair value of collateral loss estimation methodology of evaluating expected credit losses at the date indicated (dollars in thousands).

	Equipment	Real Estate	Accounts Receivable	Total Loans Individually Evaluated	Total ACL for Individually Evaluated Loans
December 31, 2023					
Commercial real estate	$ —	$ —	$—	$ —	$ —
Commercial - specialized	—	—	—	—	—
Commercial - general	353	691	—	1,044	142
Consumer:					
1-4 family residential	—	362	—	362	—
Auto loans	—	—	—	—	—
Other consumer	—	—	—	—	—
Construction	—	218	—	218	—
	$353	$1,271	$—	$1,624	$142

The following table shows the Company's investment in loans disaggregated based on the method of evaluating impairment at the date indicated (dollars in thousands):

	Recorded Investment		ACL for Loans	
	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
December 31, 2022				
Commercial real estate	$ —	$ 919,358	$ —	$13,029
Commercial - specialized	—	327,513	—	3,425
Commercial - general	3,350	481,433	22	9,193
Consumer:				
1-4 family residential	742	459,382	18	6,176
Auto loans	—	321,476	—	3,926
Other consumer	—	81,308	—	1,376
Construction	1,014	152,505	245	1,878
	$5,106	$2,742,975	$285	$39,003

Prior to the adoption of ASC 326 on January 1, 2023, loan was reported as impaired when, based on current information and events, it was probable that the Company would be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All loans rated substandard or worse and greater than $250 thousand were specifically reviewed to determine if they were impaired. Loans that were determined to be impaired were then evaluated to determine estimated impairment, if any. Impairment could be measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that were not individually determined to be impaired or were not subject to the specific review of impaired status were subject to the general valuation allowance portion of the allowance for loan losses.

Impaired loans, or portions thereof, were charged off when deemed uncollectible. Impaired loan information at the date indicated follows (dollars in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
December 31, 2022						
Commercial real estate....................	$ —	$ —	$ —	$ —	$ —	$ 551
Commercial - specialized..................	—	—	—	—	—	—
Commercial - general.....................	3,350	799	2,551	3,350	22	4,214
Consumer:						
1-4 family...........................	742	486	256	742	18	1,167
Auto loans............................	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—
Construction	1,014	686	328	1,014	245	507
	$5,106	$1,971	$3,135	$5,106	$285	$6,439

All impaired loans $250 thousand and greater were specifically evaluated for impairment at December 31, 2022. Interest income recognized using a cash-basis method on impaired loans for the years ended December 31, 2022 and 2021 was not significant.

The table below provides an age analysis on accruing past-due loans and nonaccrual loans at year-end (dollars in thousands):

	30-89 Days Past Due	90 Days or More Past Due	Total Nonaccrual	Nonaccrual with no ACL
December 31, 2023				
Commercial real estate.......................................	$ 499	$ 86	$ —	$ —
Commercial - specialized...................................	521	—	213	—
Commercial - general.......................................	1,316	296	953	—
Consumer:				
1-4 Family residential....................................	793	1,390	1,828	362
Auto loans..	1,208	60	—	—
Other consumer...	1,134	103	30	—
Construction	759	—	218	218
	$6,230	$1,935	$3,242	$580

	30-89 Days Past Due	90 Days or More Past Due	Total Nonaccrual
December 31, 2022			
Commercial real estate..	$ 342	$ 27	$ —
Commercial - specialized......................................	25	13	38
Commercial - general...	1,451	60	3,357
Consumer:			
1-4 Family residential	1,389	1,653	1,356
Auto loans..	707	85	—
Other consumer	1,487	149	37
Construction	550	—	1,014
	$5,951	$1,987	$5,802

Credit Quality Indicators

The Company grades its loans on a thirteen-point grading scale. These grades fit in one of the following categories: (i) pass, (ii) special mention, (iii) substandard, (iv) doubtful, or (v) loss. Loans categorized as loss are charged-off immediately. The grading of loans reflect a judgment by the Company about the risks of default associated with the loan. The Company reviews the grades on loans as part of the Company's on-going monitoring of the credit quality of the loan portfolio. These risk ratings are assigned based on relevant information about the ability of the borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

Pass loans have financial factors or nature of collateral that are considered reasonable credit risks in the normal course of lending and encompass several grades that are assigned based on varying levels of risk, ranging from credits that are secured by cash or marketable securities, to watch credits which have all the characteristics of an acceptable credit risk but warrant more than the normal level of monitoring.

Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the loans at some future date.

Substandard loans are inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize collection and present the distinct possibility that some loss will be sustained if the deficiencies are not corrected. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company's position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed. Substandard loans can be accruing or can be nonaccrual depending on the circumstances of the individual loans.

Doubtful loans have all the weaknesses inherent in substandard loans with the added characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. All doubtful loans are on nonaccrual.

In connection with the review of the Company's loan portfolio, management considers risk elements attributable to particular loan type or categories in assessing the quality of individual loans. The list of loans to be analyzed for individual evaluation consists of non-accrual loans over $250 thousand with direct exposure. Interest income recognized using a cash-basis method on non-accrual loans for the year ended December 31, 2023 was not significant. In addition, the Company closely monitors substandard accruing loans over $1 million with direct exposure, and past due accruing loans over $100 thousand for possible individual evaluation. All other loans will be evaluated collectively in designated pools unless a loss exposure has been identified. Additional funds committed to be advanced on individually analyzed loans are not significant.

The following table reflects the amortized cost basis in loans by credit quality indicator and origination year at December 31, 2023, and gross charge-offs for the year ended December 31, 2023, excluding loans held for sale. Loans acquired are shown in the table by origination year, not merger date. The Company had an immaterial amount of revolving loans converted to term loans at December 31, 2023.

(Dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
Commercial real estate:								
Pass	$254,766	$324,601	$189,211	$50,660	$47,988	$174,859	$ 3,842	$1,045,927
Special mention	—	—	—	11,677	—	—	—	11,677
Substandard	—	82	21,152	1,699	149	370	—	23,452
Total commercial real estate loans	$254,766	$324,683	$210,363	$64,036	$48,137	$175,229	$ 3,842	$1,081,056
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial - specialized:								
Pass	$117,912	$ 56,152	$ 57,839	$19,883	$10,376	$ 22,758	$83,368	$ 368,288
Special mention	—	2,938	—	—	—	—	300	3,238
Substandard	—	105	196	393	19	137	—	850
Total commercial - specialized loans	$117,912	$ 59,195	$ 58,035	$20,276	$10,395	$ 22,895	$83,668	$ 372,376
Current period gross charge-offs	$ —	$ —	$ —	$ 11	$ —	$ —	$ —	$ 11
Commercial - general:								
Pass	$ 88,911	$128,627	$ 90,957	$35,794	$45,660	$ 68,990	$44,131	$ 503,070
Special mention	—	—	—	—	—	1,565	250	1,815
Substandard	201	2,930	4,676	227	2,749	1,442	251	12,476
Total commercial - general loans	$ 89,112	$131,557	$ 95,633	$36,021	$48,409	$ 71,997	$44,632	$ 517,361
Current period gross charge-offs	$ —	$ 47	$ 50	$ 33	$ 18	$ 321	$ —	$ 469
Consumer: 1-4 family residential:								
Pass	$113,897	$156,549	$106,619	$51,940	$31,345	$ 56,666	$ 3,770	$ 520,786
Special mention	—	—	—	—	—	—	—	—
Substandard	376	382	4,238	708	3,758	4,483	—	13,945
Total consumer: 1-4 family residential loans	$114,273	$156,931	$110,857	$52,648	$35,103	$ 61,149	$ 3,770	$ 534,731
Current period gross charge-offs	$ —	$ —	$ 1	$ —	$ —	$ —	$ —	$ 1
Consumer: auto loans:								
Pass	$106,149	124,588	48,686	16,524	6,812	1,935	—	304,694
Special mention	—	—	—	—	—	—	—	—
Substandard	16	189	199	60	81	32	—	577
Total consumer: auto loans	$106,165	$124,777	$ 48,885	$16,584	$ 6,893	$ 1,967	$ —	$ 305,271
Current period gross charge-offs	$ 113	$ 377	$ 254	$ 14	$ 49	$ 81	$ —	$ 888
Consumer: other consumer:								
Pass	$ 23,719	$ 26,899	$ 10,198	$ 3,190	$ 2,539	$ 6,107	$ 1,364	$ 74,016
Special mention	—	—	—	—	—	—	—	—
Substandard	—	13	44	10	—	84	1	152
Total consumer: other consumer loans	$ 23,719	$ 26,912	$ 10,242	$ 3,200	$ 2,539	$ 6,191	$ 1,365	$ 74,168
Current period gross charge-offs[1]	$ 624	$ 244	$ 88	$ 32	$ 72	$ 80	$ —	$ 1,140
Construction:								
Pass	$ 61,903	$ 53,930	$ 5,511	$ 331	$ —	$ —	$ 6,250	$ 127,925
Special mention	131	—	820	—	—	—	—	951
Substandard	—	314	—	—	—	—	—	314
Total construction loans	$ 62,034	$ 54,244	$ 6,331	$ 331	$ —	$ —	$ 6,250	$ 129,190
Current period gross charge-offs	$ 48	$ —	$ 271	$ —	$ —	$ —	$ —	$ 319

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(1) Includes $574 thousand in charged-off demand deposit overdrafts reported as 2023 originations.

The following table summarizes loans by credit quality indicator at December 31, 2022 (dollars in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$ 893,312	$—	$26,046	$—	$ 919,358
Commercial - specialized	326,987	—	526	—	327,513
Commercial - general	451,639	—	33,144	—	484,783
Consumer:					
1-4 family residential	450,034	—	10,090	—	460,124
Auto loans	321,158	—	318	—	321,476
Other consumer	81,109	—	199	—	81,308
Construction	151,995	—	1,524	—	153,519
	$2,676,234	$—	$71,847	$—	$2,748,081

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extensions, an other than insignificant payment delay, or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. Typically, one type of concession, such as term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. In some cases, the Company provides multiple types of concessions on one loan. For the loans included in the "combination" columns below, multiple types of modifications have been made on the same loan within the current reporting period.

The following table presents the amortized cost basis of loans at December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below (dollars in thousands):

	Payment Delay	Term Extension	Term Extension and Payment Delay	Term Extension and Interest Rate Reduction	Payment Delay and Interest Rate Reduction	Payment Delay, Term Extension, and Interest Rate Reduction	Total Class of Financing Receivable
December 31, 2023							
Commercial real estate	$ —	$ 2,118	$ 127	$ —	$—	$—	0.21%
Commercial - specialized	103	—	81	686	—	—	0.23%
Commercial - general	266	6,995	598	109	—	28	1.55%
Consumer:							
1-4 family	187	390	87	—	—	7	0.13%
Auto loans	34	35	17	—	42	—	0.04%
Other consumer	—	—	—	—	7	—	0.01%
Construction	—	2,315	302	—	—	—	2.03%
	$590	$11,853	$1,212	$795	$49	$35	0.48%

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following presents the performance of such loans that have been modified in the year ended December 31, 2023 (dollars in thousands):

	30-89 Days Past Due	90 Days or More Past Due and Still Accruing	Nonaccrual
December 31, 2023			
Commercial real estate	$—	$—	$ —
Commercial - specialized	—	—	265
Commercial - general	69	33	63
Consumer:			
1-4 Family residential	—	—	—

	30-89 Days Past Due	90 Days or More Past Due and Still Accruing	Nonaccrual
Auto loans	69	—	—
Other consumer	—	—	—
Construction	—	—	272
	$138	$33	$600

The following table presents the financial effects of the loan modifications presented above to borrowers experiencing financial difficulty for the year ended December 31, 2023 (dollars in thousands):

	Principal Forgiveness	Weighted- Average Interest Rate Reduction	Weighted- Average Term Extension (Months)
December 31, 2023			
Commercial real estate	$—	—	5
Commercial - specialized	—	0.86%	56
Commercial - general	—	1.97%	16
Consumer:			
1-4 Family residential	—	1.75%	16
Auto loans	—	0.86%	11
Other consumer	—	4.75%	—
Construction	—	—	6
	$—	1.07%	15

As of December 31, 2023, the Company had one loan relationship made to borrowers experiencing financial difficulty that was modified during the year ended December 31, 2023 that subsequently defaulted, totaling $297 thousand. Payment default is defined as movement to nonperforming status, foreclosure, or charge-off.

Upon the Company's determination that a modified loan has subsequently been deemed to not be fully collectible, the uncollectible amount is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

Prior-period troubled debt restructuring ("TDR") disclosures

Prior to adopting the new accounting standard on loan modifications, the Company accounted for modifications of loans to borrowers experiencing financial difficulty as TDRs, when the modification resulted in a concession and specific reserves were charged to the ACL, if necessary, for the amount of estimated credit loss. The Company had no loans modified as a TDR during the years ended December 31, 2022 and 2021.

4. FORECLOSED ASSETS

Foreclosed assets activity was as follows for the periods presented below (dollars in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Beginning balance	$ 169	$ 1,032	$ 1,353
Additions	2,302	764	927
Sales, net	(1,417)	(1,627)	(1,248)
Current year valuation write-down	(142)	—	—
Ending balance	$ 912	$ 169	$ 1,032

There was no activity in the valuation allowance for the years ended December 31, 2022 and 2021.

Net expenses related to foreclosed assets include the following for the periods presented below (dollars in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Net gain on sales	$ —	$(424)	$(44)
Current year valuation write-down	142	—	—
Operating expenses, net of rental income	42	65	57
Foreclosed assets expense, net	$184	$(359)	$ 13

5. PREMISES AND EQUIPMENT

Detail of premises and equipment at year-end follows (dollars in thousands):

	December 31,	
	2023	2022
Land	$ 9,530	$ 10,065
Buildings and improvements	66,558	63,995
Furniture and equipment	51,225	47,967
Construction in process	396	2,378
	127,709	124,405
Less accumulated depreciation	(72,639)	(68,068)
Premises and equipment, net	$ 55,070	$ 56,337

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was approximately $5.1 million, $5.1 million, and $4.8 million, respectively.

6. LEASES

Lessee Arrangements

The Company leases space, primarily for branch facilities and small equipment under operating leases. The Company's leases often include one or more options to renew at the Company's discretion, and some of the Company's leases include options to terminate within one year. When it is reasonably certain that the Company will exercise the option to renew or extend the lease term, that option is included in estimating the value of the ROU asset and lease liability. The Company's leases contain customary restrictions and covenants and do not contain any residual value guarantees. The Company has certain intercompany leases and subleases between its subsidiaries, and these transactions and balances have been eliminated in consolidation and are not reflected in the tables and information presented below. As of December 31, 2023 and 2022, the Company had no finance leases.

The balance sheet components of the Company's leases at year-end are as follows (in thousands):

	December 31, 2023	December 31, 2022
Operating lease right of use assets (included in Other assets)	$8,681	$7,938
Operating lease liabilities (included in Accrued expenses and other liabilities)	9,630	8,897

The Company does not generally enter into leases which contain variable payments, other than due to the passage of time. Operating lease costs, including short-term lease costs were $2.9 million, $2.9 million and $2.5 million, respectively, for the years ended December 31, 2023,2022 and 2021, respectively.

Supplemental cash flow information related to leases is as follows (in thousands):

| | Year Ended December 31, | |
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating leases	$2,004	$1,976
Right-of-use assets obtained in exchange for new lease obligations:		
Operating leases.	$2,515	$ —

For operating leases, the Company's weighted average remaining lease terms and weighted average discount rate was 9.90 years and 5.51%, respectively, as of December 31, 2023, and 9.83 years and 4.65%, respectively, as of December 31, 2022.

Future undiscounted lease payments at December 31, 2023, under operating lease agreements, are presented below (in thousands).

2024	$ 1,772
2025	1,437
2026	1,375
2027	1,324
2028	1,169
Thereafter	5,570
Total minimum lease payments	12,647
Less: Amount representing interest.	3,017
Lease liabilities	$ 9,630

As of December 31, 2023, the Company had no significant additional operating leases that have not yet commenced.

Lessor Arrangements

The Company leases certain facilities and office space under operating lease agreements to outside parties. Operating lease income for the years ended December 31, 2023, 2022, and 2021 was $839 thousand, $800 thousand, and $890 thousand, respectively, and is included in occupancy and equipment, net in the consolidated statements of comprehensive income (loss).

7. GOODWILL AND INTANGIBLES

The Company had goodwill of $19.3 million and $19.5 million at December 31, 2023 and 2022, respectively.

Other intangible assets, which consisted of CDI, customer lists, and employment agreements at the dates indicated are summarized below (dollars in thousands):

| | December 31, | |
	2023	2022
Amortized intangible assets:		
Core deposit intangible.	$ 6,679	$ 6,679
Less: Accumulated amortization.	(4,250)	(3,420)
	2,429	3,259
Other intangibles.	—	2,972
Less: Accumulated amortization.	—	(1,882)
	—	1,090
Other intangible assets, net.	$ 2,429	$ 4,349

On April 1, 2023, the sale of Windmark was completed, resulting in the removal of goodwill and other intangible assets, net of accumulated amortization, of $193 thousand and $942 thousand, respectively.

Amortization expense for other intangibles for the years ended December 31, 2023, 2022, and 2021 totaled $1.0 million, $1.5 million, and $1.7 million, respectively. The estimated amount of amortization expense for core deposit intangibles to be recognized over the next five years is as follows (dollars in thousands):

2024	$708
2025	587
2026	466
2027	344
2028	223

8. MORTGAGE SERVICING RIGHTS

The following table reflects the changes in fair value of the Company's mortgage servicing rights asset included in the Consolidated Balance Sheets, and other information related to the serviced portfolio for the periods or dates presented (dollars in thousands):

	Year Ended December 31,		
	2023	2022	2021
Beginning balance	$27,474	$19,700	$ 9,049
Additions	1,470	3,069	9,196
Valuation adjustment	(2,375)	4,705	1,455
Ending balance	$26,569	$27,474	$19,700

	December 31,	
	2023	2022
Mortgage loans serviced for others	$2,001,476	$2,046,490
Mortgage servicing rights assets as a percentage of serviced mortgage loans	1.33%	1.34%

The following table reflects the key assumptions used in measuring the fair value of the Company's mortgage servicing rights as of the dates indicated:

	December 31,	
	2023	2022
Weighted average constant prepayment rate	7.46%	7.47%
Weighted average discount rate	10.66%	9.15%
Weighted average life in years	8.09	7.91

9. DEPOSITS

Time deposits that met or exceeded the Federal Deposit Insurance Corporation ("FDIC") Insurance limit of $250,000 were $170.4 million and $131.0 million at December 31, 2023 and 2022, respectively.

The scheduled maturities of time deposits at December 31, 2023 follows (dollars in thousands):

2024	$339,979
2025	19,665
2026	3,864
2027	1,728
2028	2,272
Thereafter	207
	$367,715

10. BORROWING ARRANGEMENTS

Short-term borrowings

There were no balances as of December 31, 2023 and 2022 related to federal funds purchased or FHLB short-term advances. Federal funds purchased are short-term borrowings that generally have one-day maturities.

Lines of credit

The bank subsidiary has a line of credit with FHLB. The amount of the line is determined by FHLB on a quarterly basis. The line is primarily used to purchase Federal funds or to secure letters of credit to pledge as collateral against certain public deposits. The line is collateralized by a blanket floating lien on all first mortgage loans and commercial real estate loans as well as all FHLB stock, which has a carrying amount of $3.0 million and $2.8 million at December 31, 2023 and 2022. The available capacity of the line was $1.1 billion and $920.2 million with no outstanding borrowings at December 31, 2023 and 2022, respectively.

The bank subsidiary also has a line of credit with the Federal Reserve Bank of Dallas ("FRB"). The amount of the line is determined on a monthly basis by FRB. The line is collateralized by a blanket floating lien on all agriculture, commercial, and consumer loans. The amount of the line was $595.4 million and $648.3 million at December 31, 2023 and 2022, respectively. This line was not used at December 31, 2023 or 2022.

In addition, the bank subsidiary also has access to the Bank Term Funding Program ("BTFP") established by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As of December 31, 2023, the Company has not pledged any securities for the BTFP but has approximately $134 million of available securities that can be used as collateral for additional borrowings through the program.

The bank subsidiary also has uncollateralized lines of credit with multiple banks. The total amount of the lines was $140.0 million and $160.0 million as of December 31, 2023 and 2022, respectively. These lines were not used at December 31, 2023 or 2022.

Notes payable and other borrowings

The bank had no FHLB advances outstanding at December 31, 2023 or 2022.

Junior subordinated deferrable interest debentures and trust preferred securities

The Company established grantor trusts ("trusts") that issued obligated mandatorily redeemable preferred securities ("TPS"); the Company issued junior subordinated deferrable interest debentures (debentures) to the trusts. The trusts are not consolidated and the debentures issued by the Company to the trusts are reflected in the Company's consolidated balance sheets. The Company records interest expense on the debentures in its consolidated financial statements.

The common capital securities issued by the trusts ($1.4 million) are included in other assets in the Company's consolidated balance sheets under the equity method of accounting. The amount of the capital securities represents the Company's maximum exposure to loss.

The Company is required by the Federal Reserve to maintain certain levels of capital for bank regulatory purposes. The debentures issued by the trusts to the Company, less the common capital securities of the trusts, continue to qualify as Tier 1 capital, subject to limitation to 25% of Tier 1 capital, under guidance issued by the Federal Reserve.

Although the trusts are not consolidated in these consolidated financial statements, the TPS remain outstanding with terms substantially the same as the debentures. The Company's interest payments on its debentures are the sole source of repayment for the TPS. Additionally, the Company guarantees payment of interest and principal on the TPS.

The terms of the debentures and TPS allow for interest to be deferred for up to five years consecutively. During this time, shareholder dividends are not allowed to be paid.

The following table is a detail of the debentures and TPS at December 31, 2023 (dollars in thousands):

	Issue Date	Amount of TPS	Amount of Debentures	Stated Maturity Date of TPS and Debentures[1]	Interest Rate of TPS and Debentures[2][3]
SPFCT III	2004	$10,000	$10,310	2034	3-mo. CME Term SOFR + 291bps; 8.32%
SPFCT IV	2005	20,000	20,619	2035	3-mo. CME Term SOFR + 165bps; 7.04%
SPFCT V	2007	15,000	15,464	2037	3-mo. CME Term SOFR + 176bps; 7.15%
Total		$45,000	$46,393		

_____

(1)   May be redeemed five years from the issue date, the Company has no current plans to redeem; (2) Interest payable quarterly with principal due at maturity; (3) Rate as of last reset date.

Subordinated debt

In December 2018, the Company issued $26.5 million in subordinated notes. Notes totaling $12.4 million (the "2028 Notes") have a maturity date of December 2028 and a weighted average fixed rate of 5.74% for the first five years. The remaining $14.1 million of notes have a maturity date of December 2030 and a weighted average fixed rate of 6.41% for the first seven years. After the fixed rate periods, all notes will float at the *Wall Street Journal* prime rate, with a floor of 4.0% and a ceiling of 7.5%. These notes pay interest quarterly, are unsecured, and may be called by the Company at any time after the remaining maturity is five years or less. Additionally, these notes qualify for Tier 2 capital treatment, subject to regulatory limitations.

On November 8, 2023, the Company notified holders of its 2028 Notes that it had elected to redeem all the outstanding 2028 Notes effective on December 15, 2023 (the "Redemption Date"). Each of the 2028 Notes were redeemed pursuant to the terms of the Indenture, dated as of December 14, 2018, between the Company and Argent Trust Company, N.A., as trustee for the 2028 Notes (the "Trustee"), at the redemption price totaling approximately $12.4 million in aggregate principal amount, plus accrued and unpaid interest. As provided in the redemption notice, on the Redemption Date, the Trustee paid the relevant Redemption Price to the holders of 2028 Notes appearing on the books and records of the Trustee on the Redemption Date. The 2028 Notes ceased to represent the right to payment of principal and interest upon the payment to the holders of 2028 Notes by the Trustee representing the Redemption Price. The Company received all necessary regulatory approvals for the redemption of the 2028 Notes.

On September 29, 2020, the Company issued $50.0 million in subordinated notes. Proceeds were reduced by approximately $926 thousand in debt issuance costs. The notes have a maturity date of September 2030 with a fixed rate of 4.50% for the first five years. After the expiration of the fixed rate period, the notes will reset quarterly at a variable rate equal to the then current three-month Secured Overnight Financing Rate ("SOFR"), as published by the Federal Reserve Bank of New York, plus 438 basis points. These notes pay interest semi-annually, are unsecured, and may be called by the Company at any time after the remaining maturity is five years or less. Additionally, these notes qualify for Tier 2 capital treatment, subject to regulatory limitations.

As of December 31, 2023, the total amount of subordinated notes outstanding was $64.1 million less approximately $325 thousand of remaining debt issuance costs for a total balance of $63.8 million. As of December 31, 2022, the total amount of subordinated notes outstanding was $76.5 million less approximately $511 thousand of remaining debt issuance costs for a total balance of $76 million.

11. EMPLOYEE BENEFITS

The Company sponsored the South Plains Financial, Inc. Employee Stock Ownership Plan ("ESOP"). Effective May 9, 2019, the ESOP was restated and amended. The 401(k) related assets, which consisted of participants' elective and rollover accounts, were transferred to the newly formed City Bank 401(k) Plan (the "401(k) Plan"). The ESOP covered all employees who have completed one month of service.

On December 30, 2022, the board of directors of the Company adopted resolutions to terminate the ESOP, effective as of December 31, 2022. Upon termination of the ESOP, all ESOP participants became fully vested in their

ESOP benefits without regard to whether they were fully vested in such benefits as of the effective date of the termination. As a result of the ESOP termination, all ESOP assets were distributed to the ESOP participants in a lump sum distribution of cash and Company stock, without consideration as to whether the participant consented to such distribution. However, in the event that an ESOP participant's account exceeded $1,000 and the participant failed to consent to the distribution, the participant's account balance was distributed to an individual retirement account for the participant's benefit. Furthermore, if an ESOP participant's account balance was $10,000 or less and the participant elected to receive a cash distribution, then the account balance was distributed to the ESOP participant in a lump sum cash payment. All ESOP participant account balances were distributed by April 30, 2023.

As of December 31, 2022 , the number of shares held by the ESOP was 2,574,100 and all were allocated to participants.

Under the provisions of the 401(k) Plan, participants may elect to contribute pre-tax salary deferrals and direct investment of those salary deferrals among investments offered in the 401(k) Plan. The Company may elect to contribute a safe harbor match equal to 100% of the first 5% of the participants' compensation contributed. The expense for Company contributions to the 401(k) Plan was $1.8 million in 2023, $1.9 million in 2022, and $1.8 million in 2021.

Employee Health Benefits – The Company has a self-insured welfare benefit plan which provides health and dental benefits. For officers of the Company, there is no waiting period to be eligible, while there is a 60-day waiting period for all other employees. In addition, to be eligible, an employee must be scheduled to work on a full-time basis (at least 30 hours per week). The Company periodically evaluates the costs of the plan and determines the amount to be contributed by the Company and the amount, if any, to be contributed by the employee. Welfare benefit expense was approximately $4.4 million, $4.2 million, and $4.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. In addition, benefit obligations have been accrued and include reported claims payable and claims incurred but not reported, for approximately $742 thousand and $653 thousand as of December 31, 2023 and 2022, respectively. The Company has limited its risk exposure for these benefits through a stop-loss policy with an independent third party insurer which reimburses benefits paid that exceed $150 thousand per participant per year.

Non-Qualified Plans – Certain Company executives, as determined by the Company's Board from time-to-time, have post-retirement salary continuation agreements under an Executive Salary Continuation Plan. Retirement ages and retirement salary amounts are specified in each agreement. The Company accrues actuarial estimates of the costs of these benefits over the respective service periods; approximately $13.3 million and $12.9 million was accrued at December 31, 2023 and 2022, respectively. This plan is nonqualified, noncontributory, and unfunded. The charge to income for this plan during 2023, 2022, and 2021 was approximately $1.1 million, $1.0 million and, $1.0 million, respectively.

12. STOCK-BASED COMPENSATION

Equity Incentive Plan

The 2019 Equity Incentive Plan ("Plan") was approved by the Company's Board of Directors on January 16, 2019 and by its shareholders on March 6, 2019. The purpose of the Plan is to: (i) attract and retain the best available personnel for positions of substantial responsibility, (ii) provide additional incentive to employees, directors and consultants, and (iii) promote the success of the Company's business. This Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, and other stock-based awards. The maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the Plan was 4,426,996 at December 31, 2023. The maximum aggregate number of shares that may be issued under the Plan may be increased annually by up to 3% of the total issued and outstanding common shares of the Company at the beginning of each fiscal year.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock and similar peer company averages. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes in to account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on U.S. Treasury yield curve in effect at the time of the grant.

<u>Options</u>

A summary of activity in the Plan during the year ended December 31, 2023 is presented in the table below (dollars in thousands, except per share data):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Year Ended December 31, 2023				
Outstanding at beginning of year:	1,354,189	$16.11		$17,416
Granted	47,816	27.46		72
Exercised	(117,292)	11.96		(1,994)
Forfeited	(1,125)	20.19		(10)
Expired	(2,730)	17.47		(31)
Balance, December 31, 2023	1,280,858	$16.91	5.11	$15,453
Exercisable at end of period	1,082,939	$15.80	4.68	$14,265
Vested at end of period	1,082,939	$15.80	4.68	$14,265

A summary of assumptions used to calculate the fair values of the awards granted during the periods noted is presented below:

	Year Ended December 31,		
	2023	2022	2021
Expected volatility	39.13% to 39.68%	40.20% to 40.29%	41.20% to 41.32%
Expected dividend yield	1.74% to 1.90%	1.30%	1.00%
Expected term (years)	6.1 to 6.3	6.1 to 6.3	6.1 to 6.2
Risk-free interest rate	3.91% to 3.98%	1.56% to 1.95%	0.52% to 0.83%
Weighted average grant date fair value	$10.26	$10.54	$7.07

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021 was $1.8 million, $3.9 million, and $2.1 million, respectively.

Restricted Stock Awards and Units

A summary of activity in the Plan during the year ended December 31, 2023 is presented in the table below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Year Ended December 31, 2023		
Outstanding at beginning of year:	84,342	$26.76
Granted	85,127	25.33
Exercised	(38,141)	24.40
Forfeited	(5,411)	25.22
Balance, December 31, 2023	125,917	$26.58

Restricted stock units granted under the Plan typically vest from one to four years, but vesting periods may vary. Compensation expense for these grants will be recognized over the vesting period of the awards based on the fair value of the stock at the issue date. The total fair value of restricted stock units vested during the years ended December 31, 2023, 2022, and 2021 was $931 thousand, $601 thousand, and $489 thousand, respectively.

For the years ended December 31, 2023, 2022, and 2021 the Company recorded stock-based compensation expense related to the Plan of $2.2 million, $2.8 million and $1.6 million, respectively. The total unrecognized compensation cost for the awards outstanding under the Plan at December 31, 2023 was $2.9 million and will be recognized over a weighted average remaining period of 1.66 years.

13. INCOME TAXES

The components of income tax expense (benefit) was as follows for the periods indicated (dollars in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current expense			
Federal	$16,192	$13,250	$12,834
State	381	302	220
Deferred expense			
Federal	99	1,359	1,453
Total	$16,672	$14,911	$14,507

Effective tax rates differ from the federal statutory rate of 21% applied to income before income taxes due to the following for the periods indicated (dollars in thousands):

	Year Ended December 31,		
	2023	2022	2021
Federal statutory rate times financial statement income	$16,678	$15,362	$15,355
Effect of:			
Tax-exempt income	(836)	(953)	(978)
State taxes, net of federal benefit	301	239	174
Earnings from bank owned life insurance	(279)	(251)	(262)
Non-deductible expenses	675	409	281
Other, net	133	105	(63)
Total	$16,672	$14,911	$14,507
Effective tax rate	20.99%	20.38%	19.84%

Year-end deferred tax assets and liabilities were due to the following at year-end (dollars in thousands):

	December 31,	
	2023	2022
Deferred tax assets		
Allowance for credit losses	$ 8,895	$ 8,251
Deferred compensation	5,640	6,118
Leases	200	201
Other real estate owned	30	—
Nonaccrual loans	78	71
Unrealized gain on available-for-sale securities	17,234	21,579
Other	456	286
Total deferred tax assets	32,533	36,506
Deferred tax liabilities		
Depreciation	(2,800)	(2,672)
Intangibles	(626)	(505)
Prepaid expenses	(564)	(355)
Mortgage servicing rights	(5,580)	(5,770)
Other	(3,550)	(4,386)
Total deferred tax liabilities	(13,120)	(13,688)
Net deferred tax asset	$ 19,413	$ 22,818

14. RELATED-PARTY TRANSACTIONS

Direct and indirect loans to executive officers, directors, significant stockholders and their related affiliates as of December 31, 2023 and 2022 aggregated approximately $10.7 million and $9.7 million, respectively. There were no charge-offs related to these loans in 2023 or 2022 and any advance and repayment activity was routine. Deposits from these related parties in the consolidated financial statements were not significant.

15. OFF-BALANCE-SHEET ACTIVITIES, COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk – The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Company's consolidated financial statements. The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for recorded instruments.

Financial instruments whose contract amounts represent credit risk outstanding at year-end follow (dollars in thousands):

| | December 31, | |
	2023	2022
Commitments to grant loans and unfunded commitments under lines of credit	$598,800	$682,296
Standby letters-of-credit	11,503	13,864

Commitments to grant loans and extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company requires collateral supporting those commitments if deemed necessary.

Litigation – In July 2020, a vendor claimed that City Bank had breached a contract by failing to timely pay amounts allegedly due and owing. City Bank vigorously rejected any such non-payment contentions and filed suit against the vendor. With the lawsuit, City Bank sought, among other claims and relief, an injunction against the vendor. After an evidentiary hearing, the court entered a temporary injunction against the vendor expressly prohibiting it from, among other things, terminating the contract pending trial. Based upon discovery in the lawsuit, City Bank also filed a breach of contract claim against the vendor alleging that the vendor violated City Bank's contractual exclusivity rights. The vendor has filed counterclaims, including for declaratory relief that the contracts should be declared unenforceable. In October 2021, the vendor filed a counterclaim alleging that City Bank's attempted enforcement of its exclusivity rights contravenes the Texas Free Enterprise and Antitrust Act. On or about September 23, 2022, the parties entered into a Settlement Agreement and Mutual Release, pursuant to which the parties agreed to the settlement and release of all claims and counterclaims in the lawsuit. Thereafter, the parties filed a joint motion to dismiss with prejudice and the court formally dismissed the case by order dated October 7, 2022. A gain contingency was recorded at settlement and that consideration was received on October 3, 2022.

The Company is a defendant in legal actions arising from time to time in the normal course of business. Management believes that the ultimate liability, if any, arising from these matters will not materially affect the consolidated financial statements, based on information known as of the date the consolidated financial statements were available to be issued.

FHLB Letters of Credit – The Company has used FHLB letters of credit to pledge to certain public deposits. There were no FHLB letters of credit outstanding at December 31, 2023 or 2022.

16.   CAPITAL AND REGULATORY MATTERS

The Company and its bank subsidiary are subject to various regulatory capital requirements administered by its banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and its bank subsidiary's financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its bank subsidiary to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2023 and 2022, that the Company and its bank subsidiary met all capital adequacy requirements to which they are subject.

As of December 31, 2023 and 2022, the Company met the definition of "well-capitalized" under the applicable regulations of the Board of Governors of the Federal Reserve System and the bank subsidiary was "well capitalized" under the FDIC's regulatory framework for prompt corrective action and the Basel III capital guidelines. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since December 31, 2023 that management believes have changed the bank subsidiary's category.

The Company and its bank subsidiary's actual capital amounts and ratios at the dates indicated follows (dollars in thousands):

	Actual		Minimum Required Under BASEL III Fully Phased-In		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023:						
Total Capital to Risk Weighted Assets:						
Consolidated	$589,565	16.74%	$369,753	10.50%	N/A	N/A
City Bank	494,353	14.04%	369,635	10.50%	$352,033	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	482,044	13.69%	299,324	8.50%	N/A	N/A
City Bank	450,607	12.80%	299,228	8.50%	281,627	8.00%
Common Equity Tier 1 to Risk Weighted Assets:						
Consolidated	437,044	12.41%	246,502	7.00%	N/A	N/A
City Bank	450,607	12.80%	246,423	7.00%	228,822	6.50%
Tier I Capital to Average Assets:						
Consolidated	482,044	11.33%	171,037	4.00%	N/A	N/A
City Bank	450,607	10.60%	170,945	4.00%	212,594	5.00%
December 31, 2022:						
Total Capital to Risk Weighted Assets:						
Consolidated	$559,094	16.58%	$354,045	10.50%	N/A	N/A
City Bank	454,427	13.48%	353,967	10.50%	$337,112	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	443,265	13.15%	286,608	8.50%	N/A	N/A
City Bank	414,559	12.30%	286,545	8.50%	269,689	8.00%
Common Equity Tier 1 to Risk Weighted Assets:						
Consolidated	398,265	11.81%	236,030	7.00%	N/A	N/A
City Bank	414,559	12.30%	235,978	7.00%	219,122	6.50%
Tier I Capital to Average Assets:						
Consolidated	443,265	11.03%	161,662	4.00%	N/A	N/A
City Bank	414,559	10.32%	161,574	4.00%	200,774	5.00%

The Company is subject to the Basel III capital ratio requirements which include a "capital conservation buffer" of 2.50% above the regulatory minimum risk-based capital adequacy requirements. This 2.50% capital conservation buffer is reflected in the table above. Both the Company's and the Bank's actual ratios, as outlined in the table above, exceeded the Basel III risk-based capital requirement with the capital conservation buffer as of December 31, 2023.

State banking regulations place certain restrictions on dividends paid by banks to their shareholders. Dividends paid by the Company's bank subsidiary would be prohibited if the effect thereof would cause the bank subsidiary's capital to be reduced below applicable minimum capital requirements.

17. DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset-liability management strategy to help manage its interest rate risk position. These interest rate swaps are designated and qualify as fair value hedges and are entered into to reduce exposure to changes in fair value of fixed rate financial instruments. The notional amount of the interest rate swaps do not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amounts and the other terms of the individual interest rate swap agreements.

The following table reflects the changes in fair value hedges included in the Consolidated Statements of Comprehensive Income (Loss) for the periods indicated (dollars in thousands):

| | | Year Ended December 31, | | |
Interest Rate Contracts	Location	2023	2022	2021
Change in fair value of interest rate swaps hedging investment securities	Other noninterest expense	$(3,497)	$ 14,439	$ 5,710
Change in fair value of hedged investment securities	Other noninterest expense	3,685	(14,607)	(5,812)
Change in fair value of interest rate swaps hedging fixed rate loans	Interest income - Loans	(334)	911	498
Change in fair value of hedged fixed rate loans	Interest income - Loans	335	(918)	(512)

The following table reflects the fair value hedges included in the Consolidated Balance Sheets as of December 31:

	2023		2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other liabilities:				
Interest rate swaps related to fixed rate loans	$ 987	$ 10	$ —	$ —
Interest rate swaps related to state and municipal securities	—	—	—	—
Included in other assets:				
Interest rate swaps related to fixed rate loans	7,796	158	9,493	482
Interest rate swaps related to state and municipal securities	123,760	16,628	123,760	20,125

Mortgage banking derivatives

The net gains (losses) relating to free standing derivative instruments used for risk management are summarized below for the periods indicated (dollars in thousands):

| | | For the Year Ended December 31, | | |
	Location	2023	2022	2021
Gain (loss) on mortgage banking derivatives	Net gain (loss) on sales of loans	$(405)	$(1,109)	$(1,792)

The following table reflects the amount and fair value of mortgage banking derivatives in the Consolidated Balance Sheets as of December 31 (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other assets:				
Forward contracts related to mortgage loans held for sale	$ —	$ —	$23,500	$186
Interest rate lock commitments	16,887	444	27,348	369
Total included in other assets	$16,887	$444	$50,848	$555

	December 31, 2023		December 31, 2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other liabilities:				
Forward contracts related to mortgage loans held for sale.........	$19,021	$422	$5,615	$128
Interest rate lock commitments	—	—	—	—
Total included in other liabilities..........................	$19,021	$422	$5,615	$128

The Company had received cash collateral of $18.3 million and $18.9 million to offset asset derivative positions on its interest rate swaps at December 31, 2023 and 2022, respectively. This amount is reported in other liabilities in the Consolidated Balance Sheets. The Company had advanced $1.1 million and $1.1 million to offset liability derivative positions on its interest rate swaps at December 31, 2023 and 2022, respectively. Additionally, the Company had advanced $440 thousand and $440 thousand on its mortgage forward contracts at December 31, 2023 and 2022, respectively. The advanced cash collateral amounts are reported in cash and due from banks in the Consolidated Balance Sheets.

18. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of South Plains Financial, Inc. follows (dollars in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2023	2022
ASSETS		
Cash and cash equivalents..	$ 87,167	$ 98,996
Investment in banking subsidiary	420,677	373,308
Investment in other subsidiary	51	51
Other assets	12,592	9,214
Total assets..	$520,487	$481,569
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt	$110,168	$122,354
Accrued expenses and other liabilities	3,205	2,201
Stockholders' equity...	407,114	357,014
Total liabilities and stockholders' equity	$520,487	$481,569

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,		
	2023	2022	2021
Dividends..	$35,000	$40,375	$48,250
Other income...	100	52	26
Interest expense..	(7,294)	(5,689)	(4,936)
Other expense	(1,897)	(1,768)	(1,466)
Income before income tax and undistributed subsidiary income	25,909	32,970	41,874
Income tax benefit	(1,904)	(1,555)	(1,339)
Equity in undistributed subsidiary income..............................	34,932	23,715	15,401
Net income	$62,745	$58,240	$58,614

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 62,745	$ 58,240	$ 58,614
Adjustments:			
Equity in undistributed subsidiary income	(34,932)	(23,715)	(15,401)
Amortization of debt issuance costs	186	186	186
Stock based compensation	2,157	2,753	1,639
Change in other assets	(3,378)	(3,201)	(1,765)
Change in other liabilities	1,004	369	317
Net cash provided by operating activities	27,782	34,632	43,590
Cash flows from financing activities:			
Repayments of long-term borrowings	(12,372)	—	—
Payments to tax authorities for stock-based compensation	(731)	(1,168)	(625)
Payments to repurchase common stock	(17,763)	(22,699)	(9,227)
Cash dividends paid on common stock	(8,745)	(8,012)	(5,385)
Net cash provided by (used in) financing activities	(39,611)	(31,879)	(15,237)
Net change in cash and cash equivalents	(11,829)	2,753	28,353
Beginning cash and cash equivalents	98,996	96,243	67,890
Ending cash and cash equivalents	$ 87,167	$ 98,996	$ 96,243

19. EARNINGS PER SHARE

The factors used in the earnings per share computation follow (dollars in thousands, except per share data):

	December 31,		
	2023	**2022**	**2021**
Net income	$ 62,745	$ 58,240	$ 58,614
Weighted average common shares outstanding - basic	16,843,753	17,373,138	17,953,624
Effect of dilutive securities:			
Stock based compensation awards	489,459	646,690	538,594
Weighted average common shares outstanding - diluted	17,333,212	18,019,828	18,492,218
Basic earnings per share	$ 3.73	$ 3.35	$ 3.26
Diluted earnings per share	$ 3.62	$ 3.23	$ 3.17

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table details the changes in accumulated other comprehensive income (loss) by component, net of tax for the periods indicated (dollars in thousands):

	Gains and (Losses) on Fair Value Hedges	Unrealized Gains and (Losses) on Securities Available for Sale	Total
For the Year Ended December 31, 2023			
Beginning balance	$16,072	$(81,180)	$(65,108)
Other comprehensive income (loss) before reclassification	(2,912)	13,653	10,741
Amounts reclassified from other comprehensive	—	2,693	2,693
Net current period other comprehensive income (loss)	(2,912)	16,346	13,434
Ending balance	$13,160	$(64,834)	$(51,674)

	Gains and (Losses) on Fair Value Hedges	Unrealized Gains and (Losses) on Securities Available for Sale	Total
For the Year Ended December 31, 2022			
Beginning balance	$ 4,532	$ 9,170	$ 13,702
Other comprehensive income (loss) before reclassification	11,540	(90,350)	(78,810)
Amounts reclassified from other comprehensive	—	—	—
Net current period other comprehensive income (loss)	11,540	(90,350)	(78,810)
Ending balance	$16,072	$(81,180)	$(65,108)
For the Year Ended December 31, 2021			
Beginning balance	$ (60)	$ 21,399	$ 21,339
Other comprehensive income (loss) before reclassification	4,592	(12,229)	(7,637)
Amounts reclassified from other comprehensive	—	—	—
Net current period other comprehensive income (loss)	4,592	(12,229)	(7,637)
Ending balance	$ 4,532	$ 9,170	$ 13,702

Amounts reclassified are shown on the Consolidated Statements of Comprehensive Income (Loss).

21. FAIR VALUE DISCLOSURES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required by GAAP. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy for valuation inputs gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Significant unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table summarizes fair value measurements as of the dates indicated below (dollars in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2023				
Assets (liabilities) measured at fair value on a recurring basis:				
Securities available for sale:				
State and municipal	$—	$180,575	$ —	$180,575
Residential mortgage-backed securities	—	300,704	—	300,704
Commercial mortgage-backed securities	—	41,748	—	41,748
Commercial collateralized mortgage obligations	—	71,930	—	71,930
Asset-backed and other amortizing securities	—	17,040	—	17,040
Other securities	—	10,765	—	10,765
Loans held for sale (mandatory)	—	6,615	—	6,615
Mortgage servicing rights	—	—	26,569	26,569
Asset derivatives	—	17,230	—	17,230
Liability derivatives	—	(432)	—	(432)
Assets measured at fair value on a non-recurring basis:				
Loans held for investment	—	—	1,482	1,482

	Level 1	Level 2	Level 3	Tota
December 31, 2022				
Assets (liabilities) measured at fair value on a recurring basis:				
Securities available for sale:				
State and municipal	$—	$225,055	$ —	$225,055
Residential mortgage-backed securities	—	328,845	—	328,845
Commercial mortgage-backed securities	—	41,967	—	41,967
Commercial collateralized mortgage obligations	—	75,638	—	75,638
Asset-backed and other amortizing securities	—	19,094	—	19,094
Other securities	—	11,112	—	11,112
Loans held for sale (mandatory)	—	10,038	—	10,038
Mortgage servicing rights	—	—	27,474	27,474
Asset derivatives	—	21,162	—	21,162
Liability derivatives	—	(128)	—	(128)
Assets measured at fair value on a non-recurring basis:				
Loans held for investment	—	—	4,821	4,821

Securities – Fair value is calculated based on market prices of similar securities using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded.

Mortgage servicing rights – Mortgage servicing rights are reported at fair value using Level 3 inputs. The mortgage servicing rights asset is valued by projecting net servicing cash flows, which are then discounted to estimate the fair value. The fair value of the mortgage servicing rights asset is impacted by a variety of factors, including prepayment speeds, default rates, and discount rates, which are significant unobservable inputs. Mortgage servicing rights are the only Level 3 asset measured at fair value on a recurring basis, see Note 8 for the Level 3 change activity for the years ended December 31, 2023,2022 and 2021.

Derivatives – Fair value of derivatives is based on valuation models using observable market data as of the measurement date.

Loans held for investment – Includes certain collateral-dependent loans which are reported at fair value, for which a specific allocation of the allowance for credit losses is based off of the underlying collateral, less estimated disposal costs, if repayment is expected solely from the sale of the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

Fair Values of Assets Recorded on a Recurring Basis for which the Fair Value Option has been Elected

Loans held for sale (mandatory) – Loans held for sale originated for mandatory delivery are reported at fair value on a recurring basis due to the Company's election to adopt fair value accounting treatment for these assets. This election allows for a more effective offset of the changes in fair values of the assets and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under ASC Topic 815, *Derivatives and Hedging*. For assets for which the fair value option has been elected, the earned current contractual interest payment is recognized in interest income, loan origination costs and fees on fair value option loans are recognized in earnings as incurred and not deferred. At December 31, 2023, and 2022, there were no gains or losses recorded attributable to changes in instrument-specific credit risk. Fair value is determined using quoted prices for similar assets, adjusted for specific attributes of that loan. At December 31,2023 and 2022 the aggregate fair value of loans held for sale for mandatory delivery was $6.6 million and $10.0 million, respectively. The aggregate unpaid principal balance as of the same dates was $6.4 million and $9.9 million, respectively, representing differences between fair value and unpaid principal balance of $190 thousand and $163 thousand, respectively. The Company had no loans held for sale for mandatory delivery designated as nonaccrual or 90 days or more past due at December 31, 2023 and 2022.

The total fair value option impact on noninterest income for loans held for sale for mandatory delivery is included in Net gain on sales of loans in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2023, 2022, and 2021 this amount totaled $(424) thousand, $(2.1) million, and $(3.4) million, respectively.

The following table presents quantitative information about recurring and non-recurring Level 3 fair value measurements at December 31 (dollars in thousands):

	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Discounts
December 31, 2023				
Non-recurring				
Loans held for investment. . .	$ 1,482	Third party appraisals or inspections	Collateral discounts and selling costs	20%-100%
Recurring:				
Mortgage servicing rights . . .	26,569	Discounted cash flows	Constant prepayment rate	7.46%
			Discount rate	10.66%
December 31, 2022				
Non-recurring				
Loans held for investment. . .	$ 4,821	Third party appraisals or inspections	Collateral discounts and selling costs	20%-100%
Recurring:				
Mortgage servicing rights . . .	27,474	Discounted cash flows	Constant prepayment rate	7.47%
			Discount rate	9.15%

The estimated fair values, and related carrying amounts, of the Company's financial instruments that are not previously disclosed in the recurring fair values section are as follows as of December 31 (dollars in thousands):

	Carrying Amount	Level 1	Level 2	Level 3	Total
December 31, 2023					
Financial assets:					
Cash and cash equivalents	$ 330,158	$330,158	$ —	$ —	$ 330,158
Loans held for investment, net	2,971,797	—	—	2,848,536	2,848,536
Loans held for sale (best efforts).	7,884	—	7,977	—	7,977
Accrued interest receivable	20,881	—	20,881	—	20,881
Financial liabilities:					
Deposits	3,626,153	—	3,625,321	—	3,625,321
Accrued interest payable	5,057	—	5,057	—	5,057
Junior subordinated deferrable interest debentures.	46,393	—	33,098	—	33,098
Subordinated debt.	63,775	—	57,497	—	57,497

	Carrying Amount	Level 1	Level 2	Level 3	Total
December 31, 2022					
Financial assets:					
Cash and cash equivalents	$ 234,883	$234,883	$ —	$ —	$ 234,883
Loans held for investment, net	2,708,793	—	—	2,662,609	2,662,609
Loans held for sale (best efforts).	20,365	—	20,745	—	20,745
Accrued interest receivable	16,432	—	16,432	—	16,432
Financial liabilities:					
Deposits	3,406,430	—	3,405,222	—	3,405,222
Accrued interest payable	2,836	—	2,836	—	2,836
Junior subordinated deferrable interest debentures.	46,393	—	34,606	—	34,606
Subordinated debt.	75,961	—	70,835	—	70,835

22. IMMATERIAL CORRECTION OF PRIOR PERIOD ERROR

The Company identified an immaterial prior period error in the Consolidated Statements of Cash Flows related to cash flow activity of certain of the Company's portfolio mortgage loans and third-party brokered loans erroneously being included in the cash flow activity for loans held for sale. The Company assessed the materiality of this change in presentation on prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin No. 99, ''Materiality,'' (ASC Topic 250, Accounting Changes and Error Corrections). Based on this assessment, the Company concluded that these error corrections in its Consolidated Statements of Cash Flows are not material to any previously presented consolidated financial statements. The corrections had no impact on the Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income (Loss), or Consolidated Statements of Changes in Stockholders' Equity, or notes to these consolidated financial statements, for any previously presented interim or annual consolidated financial statements. Accordingly, the Company corrected the previously reported immaterial errors for the years ended December 31, 2022 and 2021 in this Annual Report on Form 10-K.

The financial reporting periods affected by this error include the Company's previously reported audited consolidated financial statements for the fiscal years ended December 31, 2021 and 2022, and the Company's previously reported interim unaudited consolidated financial statements for each of the fiscal year-to-date periods ended March 31, 2023; June 30, 2023; and September 30, 2023. In addition, the Company expects to present the corrected interim 2023 amounts in its 2024 consolidated interim financial statements upon the filing of each of its Quarterly Reports on Form 10-Q on a year-to-date basis as a correction to applicable 2023 periods. A summary of the immaterial corrections to the Company's previously reported audited consolidated financial statements follows.

Corrected Consolidated Statement of Cash Flows for the Year Ended December 31, 2022 (in thousands):

	Year Ended December 31, 2022		
	As Reported	Immaterial Correction	As Corrected
Proceeds from sales of loans held for sale	$ 783,212	$(120,918)	$ 662,294
Loans originated for sale	$(719,413)	$ 120,918	$(598,495)

Corrected Consolidated Statement of Cash Flows for the Year Ended December 31, 2021 (in thousands):

	Year Ended December 31, 2021		
	As Reported	Immaterial Correction	As Corrected
Proceeds from sales of loans held for sale	$ 1,577,953	$(63,992)	$ 1,513,961
Loans originated for sale	$(1,500,995)	$ 63,992	$(1,437,003)

23. SUBSEQUENT EVENTS

Dividend Declaration

On January 18, 2024, the Company declared a cash dividend of $0.13 per share of common stock to be paid on February 12, 2024 to all shareholders of record as of January 29, 2024.

Stock Repurchase Program

On February 21, 2024, the Company's board of directors approved a stock repurchase program authorizing the repurchase of up to $10.0 million shares of the Company's outstanding common stock.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

The Company's management has carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Report, the disclosure controls and procedures of the Company were effective.

There have been no significant changes in our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Report of Management on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with GAAP.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, utilizing the framework established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2023 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. As an emerging growth company, management's report was not subject to attestation by the Company's independent registered public accounting firm in accordance with the JOBS Act.

Item 9B.   Other Information.

During the three months ended December 31, 2023, none of the directors or officers of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

On March 15, 2024, the Bank entered into the Amendment (the "Amendment") to the Steve Crockett Deferred Compensation Plan Adoption Agreement (the "Plan"), dated as of March 6, 2008, as amended by that certain Amendment to the Plan, dated as of December 19, 2014 (the "2014 Amendment"), by and between Mr. Steven B. Crockett, the Chief Financial Officer of the Bank and the Company, and the Bank. The Plan is a nonqualified deferred compensation arrangement maintained primarily to provide supplemental retirement benefits for Mr. Crockett.

The Amendment increases the annual normal retirement benefit and the benefit upon a separation of service following a change in control payable to Mr. Crockett to from $50,000 to $100,000. In addition, the Amendment provides that, in the event of Mr. Crockett's death, Mr. Crockett's beneficiary will receive the lump sum amount of the separation from service benefit or disability benefit, as applicable, on the first day of the second month following Mr. Crockett's death, provided that Mr. Crockett dies before such payment is made.

The foregoing description of the Amendment is only a summary and is qualified in its entirety by reference to the full text of the Amendment, the Plan, as amended by the 2014 Amendment, and the Nonqualified Deferred Compensation Basic Plan Document, which are attached hereto as Exhibit 10.19, Exhibit 10.18, and Exhibit 10.11, respectively, and incorporated herein by reference.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated herein by reference to our Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days after our fiscal year end (the ''Proxy Statement'').

In accordance with Item 406 of Regulation S-K, we have adopted a Code of Business Conduct and Ethics that applies to Company executives, directors and employees. The Code of Business Conduct and Ethics is posted on our website at www.spfi.bank under ''Governance.'' Within the time period required by the SEC, we will post on our website any amendment to the Code of Business Conduct and Ethics and any waiver applicable to our principal executive officer, principal financial officer, and principal accounting officer or controller.

Item 11.   Executive Compensation.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after our fiscal year end.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after our fiscal year end.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after our fiscal year end.

Item 14.   Principal Accounting Fees and Services.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after our fiscal year end.

Part IV

Item 15.   Exhibits, Financial Statement Schedules.

(1)   The consolidated financial statements, notes thereto and independent auditors' report thereon, filed as part hereof, are listed in Item 8.

(2)   All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3)   Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between South Plains Financial, Inc., SPFI Merger Sub, Inc., City Bank, and West Texas State Bank, dated as of July 25, 2019, (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on July 25, 2019 (File No. 38895)) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).
2.2	Securities Purchase Agreement, dated April 1, 2023, by and among South Plains Financial, Inc., City Bank and Alliant Insurance Services, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2023) (File No. 001-38895) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).
3.1	Amended and Restated Certificate of Formation of South Plains Financial, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
3.2	Second Amended and Restated Bylaws of South Plains Financial, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on November 1, 2021 (File No. 001-38895)).
4.1	Specimen common stock certificate of South Plains Financial, Inc. (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-1 of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
4.2	Indenture, dated September 29, 2020, by and between South Plains Financial, Inc. and UMB Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 30, 2020 (File No. 001-38895)).
4.3	Form of Fixed to Floating Rate Subordinated Note due September 30, 2030 (included as Exhibit A-2 to the Indenture incorporated herein by reference as Exhibit 4.2 hereto).
10.1	Form of Voting Agreement, dated as of July 25, 2019, by and among South Plains Financial, Inc., West Texas State Bank and the shareholders of West Texas State Bank party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 25, 2019 (File No. 38895)).
10.2	Form of Director Support Agreement, dated as of July 25, 2019, by and among South Plains Financial, Inc. and each non-employee director of West Texas State Bank (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on July 25, 2019 (File No. 38895)).
10.3†	Executive Employment Agreement, dated December 18, 2019, by and between South Plains Financial, Inc., City Bank, and Curtis C. Griffith (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 19, 2019 (File No. 001-38895)).

Exhibit No.	Description
10.4†	Executive Employment Agreement, dated March 6, 2019, by and between South Plains Financial, Inc. and Cory T. Newsom (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.5†	Amendment No. 1 to Executive Employment Agreement, dated December 15, 2021, by and among City Bank, Curtis C. Griffith and South Plains Financial, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 21, 2021 (File No. 001-38895)).
10.6†	Amendment No. 1 to Executive Employment Agreement, dated December 15, 2021, by and among City Bank, Cory T. Newsom and South Plains Financial, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 21, 2021 (File No. 001-38895)).
10.7†	South Plains Financial, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.8†	Form of Stock Option Award Agreement under the South Plains Financial, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.9†	Form of Restricted Stock Unit Award Agreement under the South Plains Financial, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.10†	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.11*	Nonqualified Deferred Compensation Plan Basic Plan Document.
10.12†	Deferred Compensation Plan Adoption Agreement of Cory T. Newsom (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.13†	Joint Beneficiary Designation Agreement of Cory Newsom, effective January 1, 2008 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.14†	Joint Beneficiary Designation Agreement of Cory Newsom, effective April 1, 2014 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.15	Board Representation Agreement between South Plains Financial, Inc. and James C. Henry (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1/A of South Plains Financial, Inc. (Registration No. 333-230851) filed April 29, 2019).
10.16	Form of Note Purchase Agreement, dated as of September 29, 2020, by and among South Plains Financial, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on September 30, 2020 (File No. 001-38895)).
10.17	Form of Registration Rights Agreement, dated as of September 29, 2020, by and among South Plains Financial, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on September 30, 2020 (File No. 001-38895)).

Exhibit No.	Description
10.18*	Deferred Compensation Plan Adoption Agreement of Steven Crockett, effective January 1, 2008, as amended effective January 1, 2015.
10.19*	Second Amendment to Steven Crockett Deferred Compensation Plan Adoption Agreement, effective March 15, 2024.
16.1	Letter from Weaver and Tidwell, L.L.P., dated October 26, 2021, to the U.S. Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 of the Current Report on form 8-K filed with the SEC on October 26, 2021 (File No. 001-38895)).
16.2	Letter from Weaver and Tidwell, L.L.P., dated March 11, 2022, to the U.S. Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 of the Current Report on form 8-K filed with the SEC on March 11, 2022 (File No. 001-38895)).
21.1*	Subsidiaries of South Plains Financial, Inc.
23.1*	Consent of FORVIS.
23.2*	Consent of Weaver and Tidwell, LLP.
31.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Section 1350 Certification of Chief Executive Officer.
32.2**	Section 1350 Certification of Chief Financial Officer.
97.0*	South Plains Financial, Inc. Incentive Award Recoupment Policy.
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

---

*   Filed with this Annual Report on Form 10-K.

**   Furnished with this Annual Report on Form 10-K.

†   Indicates a management contract or compensatory plan.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

South Plains Financial, Inc.

Date: March 15, 2024

By: /s/ Curtis C. Griffith

Curtis C. Griffith
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Curtis C. Griffith Curtis C. Griffith	Director (Chairman); Chief Executive Officer (principal executive officer)	March 15, 2024
/s/ Cory T. Newsom Cory T. Newsom	Director and President	March 15, 2024
/s/ Steven B. Crockett Steven B. Crockett	Chief Financial Officer and Treasurer (principal financial and accounting officer)	March 15, 2024
/s/ Richard D. Campbell Richard D. Campbell	Director	March 15, 2024
/s/ Noe G. Valles Noe G. Valles	Director	March 15, 2024
/s/ Kyle R. Wargo Kyle R. Wargo	Director	March 15, 2024
/s/ LaDana R. Washburn LaDana R. Washburn	Director	March 15, 2024

OUR MANAGEMENT TEAM



Curtis C. Griffith
Chairman and Chief
Executive Officer



Cory T. Newsom
President



Steven B. Crockett
Chief Financial Officer and
Treasurer



Mikella D. Newsom
Chief Risk Officer and
Secretary

Board of Directors

Curtis C. Griffith
Chairman and Chief Executive Officer
South Plains Financial, Inc.

Cory T. Newsom
President
South Plains Financial, Inc.

Richard D. Campbell
Co-Manager
Henry Resources LLC

Noe G. Valles
Attorney, Pre-Litigation Managing Partner
Glasheen, Valles and Inderman, LLP

Kyle R. Wargo
Executive Director
Region 17 Education Service Center

LaDana R. Washburn
Retired
EY

Corporate Headquarters

5219 City Bank Pkwy
Lubbock, TX 79408
(800) 687-2265

Investor Relations

(866) 771-3347
investors@city.bank

Transfer Agent

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
(877) 830-4936

Stock Information

The common stock of South Plains Financial, Inc. is traded on the NASDAQ Global Select Market under the symbol "SPFI."

Independent Auditors

FORVIS, LLP

Annual Meeting

For information on the 2024 Annual Shareholder Meeting, please visit:
https://www.spfi.bank/investor-resources/annual-meeting

Form 10-K

The 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available on our website at **https://www.spfi.bank/financials-filings/annual-reports**. In addition, we will provide, without charge, a copy of the 2023 Annual Report on Form 10-K, including financial statements and schedules, upon the written request of a shareholder to:

Mikella D. Newsom
Secretary
South Plains Financial, Inc.
5219 City Bank Pkwy
Lubbock, TX 79408

Forward-Looking Statements

Certain statements herein may constitute forward-looking statements, which involve a number of risks and uncertainties. We caution readers that any forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Additional information regarding these risks and uncertainties to which our business and future financial performance are subject is contained in our most recent Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q on file with the Securities and Exchange Commission (SEC), and other documents we file with the SEC from time to time. South Plains urges readers of this annual report to review the "*Risk Factors*" section of our most recent Annual Report on Form 10-K, as well as the "*Risk Factors*" section of other documents South Plains Financial, Inc. files or furnishes with the SEC from time to time, which are available on the SEC's website, www.sec.gov. Due to these and other possible uncertainties and risks, the Company can give no assurance that the results contemplated in the forward-looking statements will be realized, and readers are cautioned not to place undue reliance on the forward-looking statements contained in this annual report. Any forward-looking statements presented herein are made only as of the date of this annual report, and we do not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, new information, the occurrence of unanticipated events, or otherwise, except as required by law. All forward-looking statements, express or implied, included in this annual report are qualified in their entirety by this cautionary statement.



South Plains
Financial, Inc.

5219 City Bank Pkwy
Lubbock, TX 79408
(800) 687-2265

city.bank | 800 Our Bank